TECHNICAL REPORT AND UPDATED RESOURCE AND
RESERVE ESTIMATE FOR THE

EL CUBO MINE

GUANAJUATO, MEXICO

LATITUDE 21° 00’ 17” N by LONGITUDE 101° 12’ 25” W

For

ENDEAVOUR SILVER CORP.

By

DONALD E. CAMERON
Consulting Geologist
MMSA QP Member #01434QP
SME Registered Member #4018521RM
NI 43-101 & 43-101F1 Technical Report Effective Date: June 1, 2012 Signing Date: August 30, 2012

01 June, 2012

Date and Signature

Author:

Effective Date: June 1, 2012

Signing Date: August 30, 2012

SME
Society for
Mining, Metallurgy
& Exploration

Donald E. Cameron
SME Registered Member No. 4018521
Signature
Date Signed 8-30-12
Expiration date 2013

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
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TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
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TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
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TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
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List of Figures

Figure 4 -1 El Cubo Project general location (Source: CMC,2012)	17
Figure 4-2 El Cubo Project mineral concessions (Source: CMC).	18
Figure 7-1 El Cubo mine regional geology showing El Cubo concession boundaries (modified from Clark, 2009).	33
Figure 7-2 Stratigraphic column, eastern Guanajuato Mining District (translated from Cia. Minera El Cubo, 2012)	34
Figure 7-3 Some of the principal veins of the northern half of the El Cubo Mine (Source: Cia. Minera del Cubo, Endeavour)	38
Figure 7-4 Capulin Fault- La Bufa Formation (right) juxtaposed against Calderones Formation (left)	40
Figure 7-5 View looking north toward the El Tajo mill and Dolores adit showing trace of Dolores vein contact between La Bufa Rhyolite and Calderones Formation and exploration drilling platforms.	41
Figure 7-6 Dolores 2 vein, Area 2, showing width and dip of structure.	42
Figure 7-7 San Francisco Vein, Stope 3-430, showing principal banded quartz-amethyst vein.	44
Figure 9-1 El Cubo Project exploration targets.	48
Figure 9-2 View southeast toward the Dolores Vein-Capulin Fault area, 2009 exploration drilling target.	49
Figure 9-3 Los Panchos Target shown on vertical longitudinal section with 2011 resource blocks (Cia. Minera El Cubo, 2012)	51
Figure 9-4 Asuncion Vein Target, vertical longitudinal projection, existing resource blocks (Source: Cia. Minera del Cubo, 2012).	52
Figure 9-5 Villalpando targets in the Capulin area showing reserve (red) and resource (yellow) blocks and favorable drill hole intersections.	53
Figure 10-1 Geology and drill hole location map, Dolores-Capulin Targetarea	57

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
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Figure 10-2 Cross-section looking northwest on the Dolores 2 vein, Dolores – Capulin Target area.	58
Figure 10-3 Geology and drill hole location map, Villalpando Gap Target area	59
Figure 10-4 El Cubo direct drilling costs – July, 2011 through January, 2012	60
Figure 11-1 Chip sampling across Dolores Vein, Rebaje 220.	61
Figure 11-2 Sampling production from haulage trucks.	63
Figure 11-3 Belt sampler for taking mill head sample	64
Figure 11-4 El Cubo core storage and processing facility.	65
Figure 11-5 Split core showing core intervals after sampling	66
Figure 11-6 Cupelling oven at El Cubo lab.	68
Figure 11-7 Atomic absorption spectrometer for concentrate and doré samples	69
Figure 11-8 Control chart for El Cubo laboratory, June, 2012, Rocklabs Gold SRM OxH97.	72
Figure 11-9 Internal pulp duplicate assays for production samples, Aug - Sep, 2011	73
Figure 11-10 Bias check, underground drill holes between El Cubo and SGS Laboratories – silver	74
Figure 11-11 Bias check, underground drill holes between El Cubo and SGS Laboratories – gold.	74
Figure 11-12 El Cubo laboratory pulp duplicates for mill head samples, August – September, 2011.	75
Figure 11-13 Control chart for gold standard OREAS4Pb.	76
Figure 11-14 Control chart for gold standard OREAS5Pb.	77
Figure 11-15 Control chart for gold standard OREAS53Pb.	77
Figure 11-16 Control chart for gold standard OREAS15Pb.	78
Figure 11-17 Control chart for gold standard OREAS54Pa.	78
Figure 11-18 Control chart for gold standard OREAS10Pb.	79
Figure 11-19 Control chart for silver standard OREAS131a	80
Figure 11-20 El Cubo exploration blank gold assays	80
Figure 11-21 El Cubo exploration blank silver assays.	81
Figure 11-22 Bias checks for surface exploration drill holes, El Cubo assays by SGS Laboratories – silver.	82
Figure 11-23 Bias checks for surface exploration drill holes, El Cubo assays by SGS Laboratories – gold.	82
Figure 13-1 Recovery curves for maxgold promoter tests.	93
Figure 14-1 Portion of typical resource long section (Pancho vein) showing examples of resource and reserve blocks as explained in text (local grid is 100 m spacing)	97
Figure 14-2 Vertical longitudinal projection of Dolores 2 vein polygonal resource detail showing drill hole intercepts, grade and vein widths (green hatch = Inferred, yellow hatch = Indicated, red hatch = Probable reserve not included in resources).	98
Figure 14-3 Longitudinal projection of the Dolores vein block model showing existing mine workings, topography and model centroid points with grades in g/tonne Au (looking northeast).	99
Figure 15-1 Typical resource and reserve section showing Proven reserves as red stipple, Probable reserves as red hatch, average block horizontal width, Ag g/T and Au g/T for the composited sample lines across the vein. Blue area mined in 2011	104
Figure 16-1 Division of mining areas (source El Cubo Mine, Planta=Mill, Presa=Dam, Tiro=Shaft, Acceso=Adit)	107
Figure 16-2 Cut-and-fill with re-sue method.	112
Figure 16-3 Schematic vertical longitudinal projection of typical longhole stope design.	113

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Figure 17-2 Nordberg ball mill, Las Torres plant	118
Figure 17-3 Parallel banks of flotation cells, Las Torres plant.	118
Figure 17-4 View northwest to El Tajo concentrate leach plant; assay lab and refinery on right and leach tanks and precipitation plant to left.	119
Figure 17-5 Merrill-Crowe precipitation plant, El Tajo concentrate leach facility	120
Figure 17-6 View of tailings pond Mastrantos IV and V separated by dike	122
Figure 18-1 Example of central and northern portion of El Cubo mine ventilation system. The legend shows the locations of various elements of the ventilation system (Source: CMC).	125
Figure 18-2 Longitudinal section schematic of current El Cubo ventilation system showing connections between Las Torres (right) and San Nicolas-Peregrina areas (Areas 1, 3, 4; Source: CMC).	126
Figure 23-1 Major Land Positions Held in the Guanajuato Mining District.	147
Figure 28-1 Longitudinal Section, La Loca Vein showing area divisions 1 and 3.	160
Figure 28-2 Longitudinal section of San Francisco vein showing Area 1 and 3 divisions.	161
Figure 28-3 Longitudinal section showing the north part of the Villalpando vein and the divisions between Areas 1, 3, and 4.	162
Figure 28-4 Longitudinal section showing the central part of the Villalpando vein and the divisions between Areas 1, 2 and 3.	163

List of Tables

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
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1    SUMMARY

1.1   Introduction

Endeavour Silver Corp. (Endeavour) engaged consulting geologist Donald E. Cameron, Registered Geologist (S.M.E.) and QP Member (M.M.S.A.), to perform an independent review and re-evaluation of the mineral resources and reserves of the El Cubo mine, Guanajuato, Mexico, required in connection with the acquisition of the property held by AuRico Gold Inc. through Mexgold and its Mexican subsidiary Compania Minera del Cubo, S.A. de C.V (CMC). The purpose of this report is to document the results of that effort in compliance with the requirements of Canadian National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects and Canadian Institute of Mining, Metallurgy, and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves. This report was prepared by Mr. Cameron according to the guidelines of Form 43-101F1, and Companion Policy 43-101CP, as amended by the Canadian Securities Administrators (CSA) and enacted on June 30, 2011.

Donald E. Cameron is a Qualified Person under the Instrument and conducted three site visits to the property in 2012. The conclusions and recommendations in this report reflect his best independent judgment in light of the information available to him as of the effective date of this report, June 1, 2012. This report may, at the author’s sole discretion, be revised if additional information becomes known to him subsequent to the effective date. Use of this report acknowledges acceptance of the foregoing conditions.

This report is intended to be used by Endeavour subject to the terms and conditions of the associated agreement with Mr. Cameron. That agreement permits Endeavour Silver to file this report as a Technical Report with the CSA pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report by a third party is at that party’s sole risk.

Mr. Cameron does not have any material interest in Endeavour or related entities. The relationship between Mr. Cameron and Endeavour is a solely professional association between the client and the independent consultant. This report was prepared in return for fees based on agreed upon commercial rates and the payment of these fees is in no way contingent on the results of this report.

1.2   Property Description and Ownership

The El Cubo mine property is located in central Mexico in the Mexican state of Guanajuato. The property is near the village of El Cubo, approximately 10 km east of the City of Guanajuato, and about 273 km northwest of Mexico City. The region is mountainous with a mild climate that, except for seasonal rains, rarely impacts mining activities. Year-round access is available over a network of paved and unpaved roads. Power is available from the regional grid, and water for operations is obtained from the underground mines and from surface damming of intermittent streams.

The El Cubo property consists of 61 mining concessions covering an area of approximately 8,144 ha, including several mine adits, ramps, shafts, and the 400 tpd El Tajo leach plant. The property currently includes the Las Torres mine complex (held by lease until May 7, 2013), which is adjacent to the El Cubo property and contains a 2,000 tpd flotation plant.

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Compañia Minera del Cubo S.A de C.V (CMC) holds a 100% interest in the 61 mining concessions that make up the El Cubo property. On April 16, 2012, Endeavour and AuRico Gold Inc., the former owner of CMC, announced that they entered into a definitive agreement whereby Endeavour would acquire 100% interest in the El Cubo property. On July 13, 2012, Endeavour announced in a press release that it had completed the acquisition of El Cubo and the Guadalupe y Calvo exploration project in Chihuahua State, Mexico for US$100 million in cash and US$100 million in Endeavour common shares (11,037,528 shares). Over the next three years, AuRico will be entitled to receive up to an additional US$50 million in cash payments from Endeavour upon the occurrence of certain events, for total consideration of up to US$250 million. Expiration dates associated with the El Cubo mining concessions range from January 25, 2021, to November 26, 2061.

The concessions are free of liens or encumbrances, except that: (i) one of the concessions (Unificación Villalpando Norte covering 374.46 ha) is subject to a right of way agreement with Minera Las Torres (“Las Torres”), a subsidiary of Industrias Peñoles which is currently under lease by Minera El Cubo; and (ii) 4 of the concessions, R.F. 306, R.F. 307, 1925, and 4334, covering approximately 31 ha, are subject to a lease contract originating in 1941.

CMC leases the Las Torres Mine complex from Industrias Peñoles, S.A.B. de C.V. (Peñoles) that is adjacent to the El Cubo mine. The Las Torres property consists of 47 mining concessions covering 5,999 ha and surrounds the main operating portions of the El Cubo property. The Las Torres concessions have various expiration dates ranging from April 28, 2017 to September 29, 2053. The lease terms include annual lease payments and net smelter return royalties subject to certain minimums. Endeavour represents to the author that the Peñoles lease will expire on May 1, 2013 at which time Endeavour will lose the use and access to the deposits and facilities on that property. Currently, CMC uses the facilities located on the Las Torres lease as part of its critical mine and processing infrastructure.

The El Cubo concessions are subject to annual minimum investments and annual mining taxes. CMC has surface rights agreements that are sufficient to carry out proposed exploration and development activities.

CMC currently holds all necessary environmental permits for exploration and for commercial mining activity on its concessions. It will need to permit a new tailings pond for the El Tajo plant and may require additional permits for other infrastructure needed for operations when the Las Torres lease expires.

1.3    History

Mining on the El Cubo property has occurred since the 17th century. The Sierra structure, which includes the El Cubo mine and the adjacent Peregrina mine (part of the Las Torres complex), accounts for much of the gold produced in the Guanajuato district – on the order of 2,000,000 ounces of gold and 80,000,000 ounces of silver. Gold was originally mined from shallow pits near the San Eusebio vein, one of those on the El Cubo concessions which later produced significant amounts of gold and silver.

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Bonanza ores were mined through the 1940’s when much of the area was consolidated into a single company and claim block resembling the one on which CMC operates today.

The Villalpando vein, located in the central portion of the modern day El Cubo claim block, was the main source of production through the 1970’s. The La Poniente vein was discovered in the early 1970’s, and high grade gold and silver ore was mined until 1976, when the developed section was exhausted. Production declined until 1980, when new high grade gold and silver mineralization was discovered and developed along the San Nicolas vein. In 1995, production was expanded from 350 to 800 tonnes per day, and then to 1,400 tonnes per day in 2001. The mills saw a decrease in head grade after each expansion, likely due to the use of low grade material from old stope fill as supply for the increased tonnage throughput.

After changes in ownership among private companies from the 1940’s through the decades, El Cubo was purchased by Mexgold Resources Inc. (Mexgold) in March 2004. The Las Torres mine and mill complex, owned by Peñoles, was leased by Mexgold in October of 2004. The property included the Peregrina mine, which complements the El Cubo mine by facilitating access to the deeper ore at El Cubo. Mexgold became a wholly owned subsidiary of Gammon Lake Resources Inc., now Gammon Gold Inc., on August 8, 2006. Gammon Gold Inc. changed its name to its current name, “AuRico Gold Inc.”(AuRico) on August 26, 2011. In April 2012, Endeavour entered into an agreement with AuRico to acquire a 100% interest in El Cubo. The deal closed on July 13, 2012.

A technical report prepared by Glenn R. Clark & Associates Limited (Clark) and issued by AuRico, entitled Review of Resources and Reserves El Cubo Gold-Silver Mine, Guanajuato, Mexico, dated October 15, 2009, is the only NI 43-101-compliant resource and reserve for the El Cubo property (Tables 1.1 and 1.2) .

Table 1.1 Historic El Cubo Mineral Resources, January 1, 2009 (Clark, 2009)

Resource Category	Tonnes (000’s)	Au g/T	Ag g/T
Measured	160	2.38	94
Indicated (Underground)	215	2.61	95
Indicated (Open Pit)	2,100	2.72	49
Total Measured and Indicated	2,475	2.69	56

Inferred	2,343	4.84	220

Table 1.2 Historic El Cubo Mineral Reserves, January 1, 2009 (Clark, 2009)

Reserve Category	Tonnes (000’s)	Au g/T	Ag g/T
Proven	1,326	3.34	189
Probable	1,696	3.35	157
Total Proven and Probable	3,022	3.34	171

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Tables 1.1 and 1.2 exclude resources and reserves reported by Clark that were associated with Las Torres (Peñoles) lease. AuRico reported mineral resources for the El Cubo mine effective December 31, 2011 in filings available on SEDAR and summarized in Table 1.3:

Table 1.3 AuRico El Cubo Mineral Resources reported as of December 31, 2011.

Resource Category	Tonnes (000’s)	Au g/T	Ag g/T
Measured	337	1.10	65
Indicated	3,874	2.07	61
Total Measured and Indicated	4,211	1.99	61

Inferred	7,198	2.37	115

The AuRico totals include 2,132,000 tonnes of 2.69 g/T Au and 49 g/T Ag in Measured and Indicated resources and 663,000 tonnes of 3.80 g/T Au and 181 g/T Ag in Inferred resources within properties leased from Peñoles. AuRico also reported mineral reserves for the El Cubo mine (Table 1.4):

Table 1.4 AuRico El Cubo Mineral Reserves reported as of December 31, 2011.

Resource Category	Tonnes (000’s)	Au g/T	Ag g/T
Proven	2,238	1.84	114
Probable	3,152	1.88	102
Total Proven and Probable	5,390	1.86	107

AuRico’s mineral reserves included 663,000 tonnes of 1.38 g/T Au and 120 g/T Ag from the Peñoles lease in its estimates.

The author did not rely upon the Clark estimates in any way in his preparation of the mineral resource and mineral reserves estimates presented herein. The author used information collected and calculated by CMC/ AuRico, but relied solely on his own review and judgment to make his estimates of mineral resource and mineral reserves. The estimates presented in later sections of this report are the only ones to be considered current and reliable.

Clark estimated total production from the El Cubo mine from 1993 through 2008 of 4,912,000 tonnes averaging 4.27 g/T Au and 121 g/T Ag. AuRico reported production from 2009 to 2011 in its annual public filings. Production reported for 2011 was 256,150 tonnes averaging 1.24 g/T Au and 80 g/T Ag, a year affected by a labor strike that interrupted production. The author relies on information from other sources, Clark and CMC/AuRico, for the historical production data and has not verified them based on his own review.

1.4    Geology and Mineralization

The El Cubo mine is located on the southeast flank of the Sierra Madre Occidental geological province in the southeastern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. The property is underlain by a volcano-sedimentary sequence of Mesozoic to Cenozoic age volcanic, sedimentary, and intrusive rocks, some members of which host the veins exploited by the mine. The Cenozoic rocks may have been emplaced in a caldera setting with hydrothermal alteration occurring at approximately 27 Ma (Buchanan, 1980). The Guanajuato mining district hosts three major mineralized fault systems, the La Luz, Veta Madre and Sierra systems. The El Cubo mine exploits veins of the Sierra fault system.

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The northwest striking and southwest dipping faults are the main structures containing the very important Villalpando, La Loca, Dolores and Pastora-Fortuna veins. These veins are generally steeply dipping with some northeast dipping sections.

The east-west striking veins dip both north and south. The strike is commonly N85E°-N75°W and can be seen cutting off the northwest structures. Examples of the east-west veins are Alto de Villalpando, a splay of the Villalpando vein, and the San Nicolas (north-dipping) and San Eusebio (south-dipping) veins. The latter two veins have relatively high gold content.

Northeast-striking veins are transverse veins that tend to have a higher gold content than the other veins. These veins normally have a southerly dip. At El Cubo, La Reina, and Marmajas are examples of this series.

The Capulin fault offsets the northwest-striking vein systems at the south end of the El Cubo mine, displacing the Dolores vein downward to the south. Recent drilling intersected mineralization in the south block and it is currently being exploited by underground mining.

Veins are the main targets for mining. Some weak stockworks that grade into disseminations are viable targets, especially if they are close enough to surface and can be mined from an open pit. An historic open cut exists on the Dolores vein in the vicinity of the El Tajo mill. There are 41 veins within the El Cubo mine area that are included in the mineral resource estimate. These mineralized veins are known to occur from an elevation of 2650 m down to an elevation of 1825 m. The Villalpando and the Dolores veins have been actively mined since the early stages of mining at El Cubo.

Mineralized veins at El Cubo consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulfide-rich bands within the veins, generally with little mineralization within the wall-rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. Mineralization is generally associated with phyllic (sericite) alteration and silicification which form haloes around the mineralizing structures. The vein textures are attributed to the brittle fracturing-healing cycle of the fault-hosted veins during and/or after faulting.

Economic concentrations of precious metals are present in “shoots” distributed vertically and laterally between non-mineralized segments of the veins, and at important vein intersections. The silver-rich veins, such as Villalpando, contain quartz, adularia, pyrite, acanthite, naumannite and native gold. Native silver is widespread in small amounts. Much of the native silver is supergene. Silver sulfosalts (pyrargyrite and polybasite) are commonly found at depth. Gold-rich veins, such as San Nicolas, contain quartz, pyrite, minor chalcopyrite and sphalerite, electrum, and aguilarite.

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
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A vertical mineralogical zonation occurs in the vein system. The upper levels are acanthite + adularia + pyrite + electrum + calcite + quartz and the lower-levels are chalcopyrite + galena + sphalerite + adularia + quartz + acanthite.

The gold/silver ratio in the more gold-rich veins typically ranges from 1:15 to 1:30. The gold/silver ratio in the silver rich veins typically ranges from 1:60 to 1:150, and sometimes higher. The overall gold/silver ratio for the 41 veins included in the resources and reserves is 1:64. The metal zoning appears to be related, at least in part, to elevation. Ranges for gold/silver ratios at El Cubo vary from 1:10 to 1:20 in upper mine levels, from 1:40 to 1:50 in middle mine levels; and 1:100 to 1:150 at depth. Veins are barren below an elevation of about 1,800 m.

The alteration mineral assemblage in the El Cubo veins includes quartz (also, variety amethyst) and adularia with sericite more prevalent in the deeper reaches of the vein system. Chlorite is present laterally. Clay minerals are more common at higher levels of the vein system.

The Guanajuato mining district is characterized by classic, high grade silver-gold, epithermal vein deposits with low sulfidation mineralization and adularia-sericite alteration. The Guanajuato veins are typical of most epithermal silver-gold vein deposits in Mexico with respect to the volcanic or sedimentary host rocks and the paragenesis and tenor of mineralization.

1.5    Status of Exploration

From September of 2009 to January of 2012 AuRico conducted a surface exploration drilling program on the Dolores-Capulin target in the El Tajo area comprising a total of 41,695 m of diamond drilling. A general labor strike interrupted exploration activities in 2010 and 2011. The program tested several vein targets on El Cubo and Las Torres mine concessions, including the San Cosme vein, Puertecito, and La Cruz. On El Cubo concessions at the south end of the El Cubo mine, AuRico tested the Villalpando Gap area with seven drill holes, the crown pillar of the Dolores vein near the Dolores ramp and the plant complex, and an offset of the veins across the Capulin fault, the Dolores SE extension. The majority of drill meters went for tests of the latter. As a result of the drilling, new mineralization was discovered in the Capulin fault and in the Dolores SE, now called the Dolores 2 vein.

In 2012, the mine has two significant underground drifting programs in progress to explore areas discovered by the diamond drilling and indicated by past development sampling. The most significant is the current development of the Dolores 2 vein on two sublevels, which accounts for a significant portion of the total development ore delivered to the plant. The other significant program in progress is deepening of a ramp on the Villalpando to Level 9 to provide access to resource blocks and portions of the vein which are unexplored. New estimates of resources and reserves are reported here for the Dolores 2 vein and Dolores crown pillar.

A list of 32 proximal exploration targets is included in this report based on a review of information available at the El Cubo mine. Endeavour plans to initiate exploration programs in July of 2012. This will comprise surface and underground diamond drilling programs carried out on district targets and targets proximal to the mine workings.

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El Cubo processes drill core in a locked storage facility on the property outside of the security perimeter of the mine. AuRico implemented a limited quality control program in effect for drilling in 2010 and 2011, results for which indicate no material issues with accuracy of the assays submitted to commercial laboratories.

1.6    Development and Operations

Mining is organized into 5 separate physical areas, Areas 1–5, which have separate crews and infrastructure for access, stoping, ventilation, and ore haulage. The area separations are geographic, and also by level. Hoisting, haulage, and trucking are shared to the extent allowed by the layout of the underground mine workings and the geographic separation of areas.

Conventional drill and blast methods are used to extract the mineralized material, and access to the mining areas is via ramps, adits, and shafts. Mine development headings are drilled by jumbo or by jackleg. The choice of equipment is generally guided by the anticipated vein width, stoping method, and equipment availability. Approximately 80% of the stoping is mechanized cut-and-fill and the balance is longhole open-stoping. Endeavour plans to increase the percentage of longhole stoping.

The mine has its own fleet of scoops, trucks and rail cars to extract and move the ore from the mines. Depending on the location underground, the ore is taken to surface by trucks via the ramp, shafts, or rail haulages. The mine has an inventory of 94 jacklegs which are spread throughout the operations. Three Boart Stopemate 2006-3 drills are used for longhole stoping, and contractors supply additional mining equipment for development. Two contractors are used in the mining operations, COMINVI (Cominvi, S.A. de C.V.) and JASSO. They are involved in the development of certain areas of the mines and in haulage of ore from underground and surface stockpiles to the plant.

Since May of 2011 it is standard procedure throughout the mine to install systematic ground control. Ground control is carried out using a combination of split sets, mesh, w-straps, and cable bolts. The type of support varies according to the conditions encountered, but split sets are most common and are complemented as needed with mesh and/or w-straps.

Cable bolting is required during the preparation of stopes for longhole blasting. The cable bolts are installed by drilling holes in the hanging wall and fixing the bolts in place with cement pumped into the hole.

The upper levels of the mine are dry. Water inflows are a factor in the lowest development levels in Area 4 where they are collected, pumped, and distributed to help supply the mine’s needs for water. The lowest historic development level of Area 2, Level 9 of the Villalpando vein, is flooded, and pumping is being carried out in an effort to regain access.

The ventilation system at El Cubo is a combination of natural and mechanical, but mostly the former. The air flow enters through the various access ramps, shafts, raise bore holes and old mine openings, moves down to the lower part of the mine and exhausts through a series of partially open old areas of the mine, raise bore holes, and conventional raises. The ventilation system for the mines must be improved to minimize the risk of an underground fire, promote a better working environment, and to improve production levels. Proposed improvements to the ventilation system include the purchase of ventilation equipment, increasing electrical power capacity, and increasing the number of raise bore holes dedicated to ventilation in strategic locations.

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
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The company has a total of 944 workers including 69 employees, 468 union members, and 407 contractors. Contract work includes underground development, labor, haulage, transport of personnel, civil works, and security.

1.7    Mineral Resources

The mineral resource estimates presented in this report follow the guidelines of the Canadian Securities Administrators' National Instrument 43-101 and Form 43-101F1(F) and conform with generally accepted CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines. Mineral resources have been classified in accordance with the CIM Standards For Mineral Resources and Reserves: Definitions (November 27, 2010).

The author has undertaken a review and estimation of the mineral resource inventory with respect to the available data and Endeavour’s operating plan. Resource estimates discussed and tabulated in this report exclude any resources associated with the property currently leased from Peñoles (Las Torres lease).

Chip sampling data composes the bulk of the resource database. Generally, data necessary to estimate resources is maintained in electronic form in spreadsheets. Older data, some as much as 100 years old, is posted on paper or linen maps. The drill hole database is maintained in office spreadsheet and database applications consisting of separate tables of collar location information, downhole surveys, assays, and geologic codes. The author created a spreadsheet to store the individual line items necessary to tabulate resources and as a basis to conduct his review.

The resources are estimated by polygonal methods using, in general, fixed-distance vertical projections from chip samples lines in the development drifts and stopes, and lateral projections from raises, compositing grades to a minimum vein width of 0.8 m. The average grade of a sample line is the average of the capped assays, weighted by the length of each sample. Geologists review grade trends in the sample line averages along the development drifts, and group adjacent lines with similar grades together to form resource blocks. The average of a length of vein in longitudinal section is the average of all of the samples in the vein along that length weighted by their widths. The area of a block is the length in section multiplied by the vertical (or lateral for raises) projection. The volume is obtained by multiplying the area by the average width of the vein as sampled and diluted to 0.8 m minimum mining width. Tonnage is calculated by multiplying the block volume by a global bulk tonnage factor of 2.5 tonnes/m3. Each resource block is given a name whose prefix is the level followed by a distance from a reference point, usually a coordinate from the local coordinate system used for the long section. The blocks are tabulated in the master spreadsheet and are classified according to distance-to-nearest-data criteria if they are determined to have reasonable potential for economic extraction.

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Estimated blocks are capped to maximum grades of 500 g/T Ag and 9.0 g/T Au. Metals prices assumptions are $1575 per ounce for gold and $28 per ounce for silver. Resource blocks above a cutoff of 98 g/T silver equivalent are considered for inclusion in resources.

For mineral resources estimated based on chip sample data, Measured resources are projected up to 10 m from sample data or halfway to adjacent data points, whichever is less, and Indicated resources based on chip sample data may be projected an additional 20 m. Inferred resources may be projected an additional 50 m, thus the total projection from sample data may be up to a maximum of 80 m vertically. These projections are reduced from those in use through 2011 which allowed projections up to 40 m for Indicated resources (30 m beyond Measured) and 190 m for Inferred resources (150 m beyond Indicated).

The Measured and Indicated mineral resources for the El Cubo mine as of June 1, 2012, are summarized in Table 1.5. The resources are exclusive of the mineral reserves. Inferred mineral resources are summarized in Table 1.6.

Table 1.5 Measured and Indicated Resources for El Cubo Mine, June 1, 2012*

Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Measured	256,000	78	1.58	640,000	13,000
Indicated	1,095,000	108	1.81	3,790,000	63,500
Total Measured and Indicated	1,351,000	102	1.76	4,430,000	76,500

Table 1.6 Inferred Resources for El Cubo Mine, June 1, 2012*

Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Inferred	2,480,000	143	2.77	11,410,000	220,000
Total Inferred	2,480,000	143	2.77	11,410,000	220,000

*Notes to Tables 1.5 and 1.6:
1. Mineral resource cut-off grade is 98 g/T Ag eq
2. Minimum mining width for mineral reserves and mineral resources is 0.8 meters
3. Mineral resource price assumptions are $1575 and $28 per troy ounce for gold and silver, respectively
4. Mineral resource silver equivalent is approximately 50:1 for gold:silver
5. Mineral resources are not fully diluted and no mining recovery or mill recovery is applied
6. Mineral resources are exclusive of mineral reserves
7. Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates

There is no assurance that mineral resources will be converted into mineral reserves. Mineral resources are subject to further dilution, recovery, lower metal price assumptions, and inclusion in a mine plan to demonstrate economics and feasible of extraction. Not all of the mineral resources can be physically examined due to temporary accessibility issues related to the mine sequence. Estimates for some mineral resources rely on historical data which cannot be verified without re-sampling.

1.8    Mineral Reserves

The mineral reserve estimates presented here were prepared according to the guidelines of the Canadian Securities Administrators' National Instrument 43-101, Form 43-101F1(F), and CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines. Mineral reserve classifications comply with CIM Definition Standards for Mineral Resources and Mineral Reserves (November 27, 2010).

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Mining recovery of resources is estimated at 95% and this factor is applied to reserves. Pillar recoveries are generally set to 75%. It is nearly certain that the dilution and metal recovery experienced in the mine is a combination of many factors, and is at best valid on a global basis over relatively long time periods. As part of the current review of resources, block tonnage recovery factors are further adjusted on a block-by-block basis, applying additional factors ranging from 0.1 to 1.0.

The mining breakeven cutoff grade based on historical actual mining cost data supplied by the El Cubo mine is applied to fully diluted resources in order to determine if they warrant inclusion in the mine plan. The production cost data, reserve price assumptions, and mill recoveries determine the reserve breakeven cutoff grade. Cutoff grade is calculated for each of the four operating areas of the El Cubo mine. The average reserve cutoff grade for the four working areas is 135 g/T Ag equivalent. Silver equivalent grade is calculated as (silver grade + gold grade) * 55, taking into account gold and silver prices and expected mill recoveries.

El Cubo mineral reserves comply with CIM standards and definitions of Proven and Probable mineral reserves. Measured and Indicated resource blocks that meet dilution and cutoff grade requirements, and that are deemed feasible and economic for extraction in a life-of-reserve mine plan are classified as Proven and Probable, respectively, after further adjustment of tonnage for expected mining recovery. Mineral reserves reflect mining depletion to June 1, 2012.

The Proven and Probable mineral reserves for the El Cubo mine as of June 1, 2012, are summarized in Table 1.7, below. The reserves are exclusive of the mineral resources reported in Tables 1.5 and 1.6.

Table 1.7 Estimated Proven and Probable Reserves for El Cubo Mine, June 1, 2012*

Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Proven	285,000	138	2.14	1,270,000	19,600
Probable	1,310,000	137	2.20	5,770,000	92,500
Total Proven and Probable	1,595,000	137	2.19	7,040,000	112,100

*Notes to Table 1.7:
1. Average cut-off grade at El Cubo is 135 g/T Ag equivalent
2. Minimum mining width for mineral reserves and mineral resources is 0.8 meters
3. Dilution is 75% - 125% of in situ tonnes
4. Mining recovery of 95% or 75% (Pillars-only) applied to mineral reserves
5. Silver equivalent is 55:1 for gold:silver
6. Mineral reserve price assumptions are $1250 and $23.3 per troy ounce for gold and silver, respectively
7. Mineral reserves take into account metallurgical recovery assumptions of 89.4% and 87.7% for gold and silver, respectively
8. Mineral reserves are exclusive of mineral resources
9. Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

The El Cubo mine is an operating mine with a long history of production, and mine staff have considerable experience with the nature of the El Cubo orebodies. The mine faces continual challenges associated with maintaining access, infrastructure, and production rates due to a large number of relatively small reserve blocks and difficulty in pillar recovery.

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1.9    Conclusions and Recommendations

The author considers the El Cubo mine mineral resource and mineral reserve estimates reported here to be compliant with the current CIM standards and definitions for resources and reserves, as required 43-101CP Standards of Disclosure for Mineral Projects. The author is not aware of any significant legal, environmental or political consideration which would prevent the extraction and processing of the mineral resources and mineral reserves at the El Cubo mine, but technical issues related to the transfer of all processing and haulage to within the El Cubo mine concessions do constitute risks for maintaining production. The mineral resource and mineral reserve estimates rely on assumptions and factors that are valid at the time of reporting. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The El Cubo mine represents a substantial and productive portion of the veins of the Guanajuato mining district. The district is notable for the strikelength of its veins and the great vertical extent of mineralization, ranking it among the foremost silver districts of the world and a classic example of a low-sulfidation epithermal vein deposit. The mine has been in nearly continuous production in the last several decades and benefited in 2009 – 2012 from a surface exploration program of limited scope. A substantial effort combining direct underground exploration, underground drilling, and surface drilling will be necessary to sustain the mine and upgrade/expand the resource and reserve base beyond the current 3.5 years in the life-of-mine plan. The Villalpando vein and its splays will continue to provide the bulk of production from the mine and many of its exploration targets despite having had centuries of exploitation to the current day. The El Cubo concessions cover at least 5 km of the trace of the vein across the district. The Dolores 2 vein is an important parallel structure along which new resources and reserves are being added with a combination of underground development and diamond drilling. The author recommends that Endeavour execute the recommended exploration programs in order to maintain, and possibly increase its mineral resources and mineral reserves.

Present El Cubo mine operations are divided into four units that have limited communication and are accessed from widely dispersed locations. The logistics of maintaining four different principal accesses, multiple haulages, plants, shops, and administrative personnel puts a large burden on productivity and administration costs. The operations will undergo a major transition with the expiration of the Las Torres lease, and this change represents a number of risks and opportunities.

Risks include a possible reduction or lapse in production if any of the key components of the processing plant – crushing, grinding, and flotation circuits, refinery and leach plant upgrades, and tailings impoundments are not completed by May, 2013. Other timing risks include needed infrastructure: new power and water supply sources and their distribution, mine hoisting, haulage and ventilation. Endeavour must direct a smooth transition as new owner, and maintain and improve the extraction of reserves. Alternative access and haulage must be developed to extract the reserves currently served by the infrastructure built around the Sta. Lucia shaft on the Las Torres lease. The mine’s net cash flow is very sensitive to reserve grade and metal prices, and to a lesser degree operating costs. A substantial drop in revenues due to negative variances in reserve grade or prices could force changes in the present mine plan, and negatively impact recovery of all of the mineral reserves.

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Endeavour has an opportunity to make improvements all across the operation as a result of having to move a portion of its processing, hoisting, and haulage to the El Cubo concessions that is currently located on the Las Torres lease. Stockpiling, crushing, and milling will move to an upgraded plant at El Tajo. Maintenance operations will no longer be required on the Sta. Lucia and Tiro Guanajuato shafts and facilities. An improved Sta. Cecilia ramp access will facilitate ore haulage directly to surface from several workplaces. New mining equipment purchases may reduce dilution and facilitate more rapid waste development to access reserve blocks. Security and loss control should improve by consolidating operations to three, or less independently operated areas from the current four areas. The known veins and other targets on the concession package are underexplored by drilling. If Endeavour maintains its exploration programs, resources and reserves have excellent potential to maintain or grow. Reserve price assumptions are considerably below market prices at this writing. If current prices maintain, the profitability of the operation and incentive to explore will be very positively impacted.

The author makes the additional following recommendations to assist Endeavour in its grade control and resource estimation processes:

  Grade control and personnel training will be critical to achieving improvements in ore grades. Current mapping, sampling, and database management practices do not lend themselves to accurate estimates of mined grades, to flexible reporting, or good security. Specialized 3-D mine modeling and visualization software would improve management of grade control information, resources and reserves. The mine should hire a geologic database administrator to assist the geologists and engineers with its grade control program.
  Reserve dilution factors are fairly arbitrary and the author recommends that the mine develop measurement criteria to assess dilution and ore loss, and methods to implement them on a routine basis. This may involve changes to grade control procedures, surveying, and daily production sequencing. The data generated can be used to produce reliable reconciliations of reserves to mill production which are tools to improve performance in all areas. Since the project is much more sensitive to grade than cash cost, an increase in the cost/tonne from grade control should yield higher revenue if well-executed.
  Assaying protocols and quality control practices should be improved in the laboratory to ensure accuracy and precision.
  Supervision in the mine must control development drift sizes to standards, adhere to production drilling protocols, and ensure better preparation of longhole stopes to maximize recovery of the reserves.
  Development, stoping, and backfill must be balanced in the short and long- term mine plans to help eliminate bottlenecks and production variances.

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2    INTRODUCTION

2.1    Terms of Reference and Purpose of the Report

On July 13, 2012, Endeavour announced in a news release that it had completed the acquisition of Mexgold Resources Inc. (Mexgold) and its three wholly owned subsidiaries; Compania Minera del Cubo, S.A. de C.V., AuRico Gold GYC, S.A. de C.V. and Metales Interamericanos, S.A. de C.V. from AuRico Gold Inc. (AuRico) whereby Endeavour acquired all of the issued and outstanding shares of Mexgold. As a result of the acquisition, the Endeavour now owns the El Cubo silver-gold mine located in Guanajuato, Mexico and the Guadalupe y Calvo silver-gold exploration project located in Chihuahua, Mexico for a total estimated consideration of US$208,180,000. Over the next three years, AuRico will be entitled to receive up to an additional US$50 million in cash payments from Endeavour upon the occurrence of certain events, for total consideration of up to US$258 million.

Endeavour Silver Corp. (Endeavour) engaged consulting geologist Donald E. Cameron, Registered Geologist (S.M.E.) and QP Member (M.M.S.A.), to perform an independent review and re-evaluation of the mineral resources and reserves of the El Cubo mine, Guanajuato, Mexico, in connection with the acquisition of the property held by AuRico Gold (AuRico) through its Mexican subsidiary Compania Minera del Cubo, S.A. de C.V (CMC). The purpose of this report is to document the results of that effort in compliance with the requirements of Canadian National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects and Canadian Institute of Mining, Metallurgy, and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves. This report was prepared according to the guidelines of Form 43-101F1, and Companion Policy 43-101CP, as amended by the Canadian Securities Administrators (CSA) and enacted on June 30, 2011.

This report is intended to be used by Endeavour subject to the terms and conditions of the associated agreement with Mr. Cameron. That agreement permits Endeavour to file this report as a Technical Report with the CSA pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report by a third party is at that party’s sole risk.

The conclusions and recommendations in this report reflect the author’s best independent judgment in light of the information available to him as of the effective date of this report, June 1, 2012. This report may, at the author’s sole discretion, be revised if additional information becomes known to him subsequent to the effective date. Use of this report acknowledges acceptance of the foregoing conditions.

Mr. Cameron does not have any material interest in Endeavour or related entities. The relationship between Mr. Cameron and Endeavour is a solely professional association between the client and the independent consultant. This report was prepared in return for fees based on agreed upon commercial rates and the payment of these fees is in no way contingent on the results of this report.

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2.2    Qualified Person

The Qualified Person (QP) for this report, as defined by NI 43-101, is:

  Mr. Donald Cameron, Registered Member, Society of Mining Engineers and QP Member, Mining and Metallurgical Society of America, Independent Consulting Geologist

Mr. Cameron acted as project manager during preparation of this report, and is specifically responsible for report Sections 1 through 29.

2.3    Site Visit of Qualified Person

Mr. Cameron personally inspected the property on May 8, 2012, May 10 - 15, 2012, and June 7 -16, 2012. Mr. Cameron visited the four operating areas of the mine on several occasions, including the mill, the assay lab, and surface facilities. Mr. Cameron reviewed the methods of underground sampling, geologic mapping, computation of resources, recordkeeping, geology and planning organization, quality control for drilling and underground sampling, geologic and sample maps, and longitudinal sections showing resource blocks and mining.

Technical data and information used in the preparation of this report, including documents prepared by previous operators and third party contractors, was provided by Endeavour. The author sourced information from referenced documents as cited in the text and listed in Section 27 of this report.

2.4    Units of Measure and Abbreviations

Unless stated otherwise, all measurements reported here are metric and currencies are expressed in constant U.S. dollars. Other common abbreviations encountered in the text of this report are listed below:

°C	degree Centigrade
AA	atomic absorption
Ag	silver
Au	gold
Cfm	cubic feet per minute
Cu	copper
ft or (‘)	feet = 0.3048 metre
g/T	gram/tonne
g	1 g = 0.001 kg
GPS	Global Positioning System
ha	hectare(s)
hp	horsepower
in or (“)	inches, 2.42 cm
K-Ar	Potassium-Argon (referring to age date technique)
kg	kg, or kg/T (kilogram per tonne)
km	kilometer
Kva	Kilovolt-amps

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l	liter
m	meter
Ma	million years old
mean	arithmetic average of group of samples
mm	millimeter
Mw	Megawatt
NI 43-101	National Instrument 43-101
Ounce	Troy ounce, or 31.1035 g
Pb	lead
ppm	parts per million = g/T
psi	pounds per square inch
RQD	Rock Quality Designation
QA/QC	Quality Assurance/Quality Control
QP	Qualified Person
RSD	Robust relative standard deviation
Standard	Standard Reference Material
T, tonne	metric tonne = 1.1023 short tonnes
Tpd, or tpd	tonnes per day
Zn	zinc

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3    RELIANCE ON OTHER EXPERTS

During preparation of this report, the author relied in good faith on information provided by Endeavour regarding property ownership, mineral tenure, permitting, and environmental liabilities as described in report Sections 4 and 5.

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4    PROPERTY DESCRIPTION AND LOCATION

4.1    Location

The El Cubo property is located in central Mexico in the Mexican state of Guanajuato. The property is near the village of El Cubo, approximately 10 km east of the City of Guanajuato, and about 273 km northwest of Mexico City (Figure 4-1). The geographic center of the property is located at roughly 21°00’17” N Latitude and 101°12’ 25” W Longitude, at an elevation of 2265 m above mean sea level. The El Cubo property consists of 61 mining concessions covering an area of approximately 8,144 ha, including several mine adits, ramps, shafts, and the 400 tpd El Tajo leach plant. The property currently includes the Las Torres mine complex (held by lease until May 2013), which is adjacent the El Cubo property and contains a 2,000 tpd flotation plant.

Figure 4-1 El Cubo Project general location (Source: CMC,2012).

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4.2    Mineral Tenure

Compañia Minera del Cubo S.A de C.V (CMC) holds a 100% interest in the 61 mining concessions that make up the El Cubo property, as shown in Figure 4-2. On April 16, 2012, Endeavour Silver Corp. and AuRico (AuRico Gold Inc.), the former owner of CMC, announced that they entered into a definitive agreement whereby Endeavour would acquire 100% interest in the El Cubo property. On July 13, 2012, Endeavour announced in a news release that it had completed the acquisition of El Cubo and the Guadalupe y Calvo exploration projects in Chihuahua State, Mexico for US$100 million in cash and US$100 million in Endeavour common shares (11,037,528 shares). This was accomplished through the purchase of the issued and outstanding shares of Mexgold from AuRico which gives Endeavour ownership of Mexgold subsidiaries Compania Minera del Cubo, S.A. de C.V., AuRico Gold GYC, S.A. de C.V. and Metales Interamericanos, S.A. de C.V. Over the next three years, AuRico will be entitled to receive up to an additional US$50 million in cash payments from Endeavour upon the occurrence of certain events, discussed below.

Figure 4-2 El Cubo Project mineral concessions (Source: CMC).

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Expiration dates associated with the El Cubo mining concessions range from January 25, 2021, to November 26, 2061, and are listed in Table 4.1.

Table 4.1 El Cubo Project Mineral Concessions Owned by Cia Minera del Cubo S.A. de C.V.

No.	CLAIM	TITLE #	HAS	FILE	TERM		OWNER	MUNICIPALITY	STATE
	NAME				SINCE	EXPIRE			
	PROYECTO EL CUBO								
1	NUESTRA SRA. DE LOS DOLORES (A) EL TAJO	R.F. 306	7.1800	031/00003	5/21/1961	5/20/2061	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
2	SAN JOAQUIN (A) EL FUERTE Y DEMASIAS A.P."	R.F. 307	13.0069	031/00307	11/27/1961	11/26/2061	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
3	DEM. SN JOAQUIN FUERTE Y SRA. DOLORES	1925	1.7717	031/00252	10/20/1994	12/26/2044	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
4	"AMPL. DE SAN JOAQUIN Y SUS DEMASIAS"	4334	7.7252	031/00237	6/26/1996	6/25/2046	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
5	"SANTA FE DEL MONTE"	154139	15.3541	031/04425	1/26/1971	1/25/2021	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
6	"LUISA EVELIA"	157855	22.2241	????	11/30/1972	11/29/2022	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
7	"SANTA ROSA"	157913	20.5065	031/04540	12/7/1972	12/6/2022	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
8	"PRIMERA AMPL. DE LA ALBERTINA O LA MERCED"	161513	8.8652	31/5924	4/25/1975	4/24/2025	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
9	"AMPL. DE LA FRAGUA"	164851	130.8850	031/05532	7/11/1979	7/10/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
10	"EL DURAZNO"	164988	60.0000	031/04542	8/13/1979	8/12/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
11	"DURAZNO PRISCO"	165109	43.7524	031/04764	8/23/1979	8/22/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
12	"LA LIBERTAD"	165168	48.1000	031/04357	9/12/1979	9/11/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
13	"EDELMIRA II"	165245	135.2726	031/04740	9/14/1979	9/13/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
14	"LA FRAGUA"	165653	42.0000	031/03859	11/19/1979	11/18/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
15	"LA SOLEDAD"	165669	65.0000	031/03862	11/28/1979	11/27/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
16	"SAN JUAN"	165791	37.3586	031/03778	12/11/1979	12/10/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
17	"EL CABRESTANTE "	165792	9.0000	031/03858	12/11/1979	12/10/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
18	"MINAS VIEJAS"	165794	16.0000	031/04200	12/11/1979	12/10/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
19	"AMPL. DE CABRESTANTE "	165795	89.0000	031/04199	12/11/1979	12/10/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
20	"NUEVA LUZ DEL NAYAL"	165796	55.0000	031/04685	12/11/1979	12/10/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
21	"LA CHINA"	165797	48.5764	031/04619	12/11/1979	12/10/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
22	"HUEMATZIN"	171591	37.5000	031/04515	11/9/1982	11/8/2032	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
23	"EL CHUPIRO"	171840	13.3873	031/05770	6/15/1983	6/14/2033	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
24	"SAN CAYETANO DE ANIMAS Y PROVIDENCIA"	181236	30.9920	031/04660	9/11/1987	9/10/2037	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
25	"SOCAVÓN DE LOS ALISOS	182003	66.3687	031/04348	4/8/1988	4/7/2038	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
26	"SAN JUAN DE TACUITAPA"	182004	24.0000	031/04376	4/8/1988	4/7/2038	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
27	"EL CUARTETO"	182005	26.0910	031/04419	4/8/1988	4/7/2038	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO

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No.	CLAIM NAME	TITLE #	HAS	FILE	TERM SINCE	TERM EXPIRE	OWNER	MUNICIPALITY	STATE
	PROYECTO EL CUBO								
1	NUESTRA SRA. DE LOS DOLORES (A) EL TAJO	R.F. 306	7.1800	031/00003	5/21/1961	5/20/2061	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
2	SAN JOAQUIN (A) EL FUERTE Y DEMASIAS A.P."	R.F. 307	13.0069	031/00307	11/27/1961	11/26/2061	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
3	DEM. SN JOAQUIN FUERTE Y SRA. DOLORES	1925	1.7717	031/00252	10/20/1994	12/26/2044	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
4	"AMPL. DE SAN JOAQUIN Y SUS DEMASIAS"	4334	7.7252	031/00237	6/26/1996	6/25/2046	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
5	"SANTA FE DEL MONTE"	154139	15.3541	031/04425	1/26/1971	1/25/2021	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
6	"LUISA EVELIA"	157855	22.2241	????	11/30/1972	11/29/2022	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
7	"SANTA ROSA"	157913	20.5065	031/04540	12/7/1972	12/6/2022	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
8	"PRIMERA AMPL. DE LA ALBERTINA O LA MERCED"	161513	8.8652	31/5924	4/25/1975	4/24/2025	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
9	"AMPL. DE LA FRAGUA"	164851	130.8850	031/05532	7/11/1979	7/10/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
10	"EL DURAZNO"	164988	60.0000	031/04542	8/13/1979	8/12/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
11	"DURAZNO PRISCO"	165109	43.7524	031/04764	8/23/1979	8/22/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
12	"LA LIBERTAD"	165168	48.1000	031/04357	9/12/1979	9/11/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
13	"EDELMIRA II"	165245	135.2726	031/04740	9/14/1979	9/13/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
14	"LA FRAGUA"	165653	42.0000	031/03859	11/19/1979	11/18/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
15	"LA SOLEDAD"	165669	65.0000	031/03862	11/28/1979	11/27/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
16	"SAN JUAN"	165791	37.3586	031/03778	12/11/1979	12/10/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
17	"EL CABRESTANTE"	165792	9.0000	031/03858	12/11/1979	12/10/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
18	"MINAS VIEJAS"	165794	16.0000	031/04200	12/11/1979	12/10/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
19	"AMPL. DE CABRESTANTE"	165795	89.0000	031/04199	12/11/1979	12/10/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
20	"NUEVA LUZ DEL NAYAL"	165796	55.0000	031/04685	12/11/1979	12/10/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
21	"LA CHINA"	165797	48.5764	031/04619	12/11/1979	12/10/2029	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
22	"HUEMATZIN"	171591	37.5000	031/04515	11/9/1982	11/8/2032	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
23	"EL CHUPIRO"	171840	13.3873	031/05770	6/15/1983	6/14/2033	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
24	"SAN CAYETANO DE ANIMAS Y PROVIDENCIA"	181236	30.9920	031/04660	9/11/1987	9/10/2037	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
25	"SOCAVÓN DE LOS ALISOS	182003	66.3687	031/04348	4/8/1988	4/7/2038	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
26	"SAN JUAN DE TACUITAPA"	182004	24.0000	031/04376	4/8/1988	4/7/2038	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
27	"EL CUARTETO"	182005	26.0910	031/04419	4/8/1988	4/7/2038	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
01 June, 2012

No.	CLAIM	TITLE #	HAS	FILE	TERM		OWNER	MUNICIPALITY	STATE
	NAME				SINCE	EXPIRE			
	PROYECTO EL CUBO								
28	"AMPLIACION DE PASADENA"	182006	3.3399	031/05972	4/8/1988	4/7/2038	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
29	"ALBERTINA O LA MERCED"	182007	5.9316	031/04510	4/8/1988	4/7/2038	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
30	"CANTA RANAS"	210492	98.5468	6/1.3/376	10/8/1999	10/7/2049	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
31	"DALIA"	210951	129.0207	031/08472	2/29/2000	2/28/2050	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
32	"SAN PATRICIO"	212168	3.4634	6/1.3/00377	9/22/2000	9/21/2050	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	SAN PATRICIO	GTO
33	"GRACIAS A DIOS"	212534	357.7608	031/09137	10/31/2000	10/30/2050	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
34	"LA SAUCEDA"	213305	747.6730	031/09009	4/20/2001	4/19/2051	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
35	"LA PALMA"	213435	327.7095	031/09149	5/11/2001	5/10/2051	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
36	"MARISELA"	213751	135.9622	031/09155	6/15/2001	6/14/2051	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
37	"ENTRE EL VARAL"	214132	3.8977	6/1.3/00450	8/10/2001	8/9/2051	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
38	"LA ASUNCIÓN"	214133	10.0000	6/1.3/00451	8/10/2001	8/9/2051	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
39	"VIOLETA"	214134	75.6694	6/1.3/00452	8/10/2001	8/9/2051	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
40	"MARIA FRACC. NE"	214135	146.1390	6/1.3/00453	8/10/2001	8/9/2051	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
41	"VIOLETA"	214136	45.6837	6/1.3/00454	8/10/2001	8/9/2051	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
42	"LAS PALOMAS"	214260	257.0432	031/09148	9/6/2001	9/5/2051	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
43	"GUANAJUATO NUEVO"	214283	60.0000	031/09154	9/6/2001	9/5/2051	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
44	"LA ILBERIA"	214422	67.8210	6/1.3/00456	9/6/2001	9/5/2051	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
45	"SIGLO XX"	214423	43.7628	6/1.3/00457	9/6/2001	9/5/2051	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
46	"VIRJAN"	214424	49.0000	6/1.3/00458	9/6/2001	9/5/2051	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
47	"LAS ANIMAS II"	214425	79.5086	6/1.3/00459	9/6/2001	9/5/2051	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
48	"SIGLO XXI"	214614	47.1809	031/09167	10/2/2001	10/1/2051	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
49	"LOS PINGÜICOS"	214742	985.1100	031/09150	11/22/2001	11/21/2051	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
50	"OLGA MARGARITA"	215175	416.8909	031/09172	2/8/2002	2/7/2052	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
51	"JANET"	215176	96.0000	031/09187	2/8/2002	2/7/2052	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
52	"DON GUILLERMO"	215926	9.0808	031/09160	4/2/2002	4/1/2052	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
53	"SAN ANTONIO DE LO TIROS"	217998	25.6113	6/1.3/00449	9/30/2002	9/29/2052	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
54	"PACO"	217999	188.2252	6/1.3/00455	9/30/2002	9/29/2052	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
55	"UNIFICACIÓN VILLALPANDO NORTE"	229103	374.4603	9/1.2/00002	3/9/2007	3/8/2057	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
56	"UNIFICACION VILLALPANDO SUR"	229104	289.1301	9/1.2/00003	3/9/2007	3/8/2057	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
57	LETY FRACCIÓN 1	235633	32.3682	031/09473	2/3/2010	2/2/2060	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
58	LETY FRACCIÓN 2	235634	18.3671	031/09473	2/3/2010	2/2/2060	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
59	LETY FRACCIÓN 3	235635	4.9644	031/09473	2/3/2010	2/2/2060	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	GUANAJUATO	GTO
1	"LA PROVIDENCIA"	211859	256.7454	6/1.3/316	7/28/2000	7/27/2050	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	DOLORES HIDA	GTO
2	"EL EDÉN"	212009	1675.7707	6/1.3/00310	8/18/2000	8/17/2050	COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.	DOLORES HIDA	GTO

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
01 June, 2012

4.2.1   Contingent Payments Subsequent to Closing

Endeavour’s agreement with AuRico stipulates additional contingent payments. AuRico will be entitled to receive up to an additional $50 million in cash payments from Endeavour upon the occurrence of certain events as follows:

          (i)      $20,000,000 if at any time during the 3 years following the Closing Date Endeavour, either directly or through its subsidiaries, obtains use of the Las Torres facilities after September 6, 2012 (being the date which the term of the Las Torres Lease expires) whether due to a renewal or extension of the Las Torres Lease or otherwise (other than use obtained solely as a result of the Force Majeure Extension);

          (ii)      $10,000,000 upon the simple average of the daily LME closing prices for gold exceeding $1,900 per ounce for a period of twelve (12) consecutive months at any time during the three (3) year period immediately following the acquisition date;

          (iii)      $10,000,000 upon the simple average of the daily LME closing prices for gold exceeding $2,000 per ounce for a period of twelve (12) consecutive months at any time during the three (3) year period immediately following the acquisition date; and

          (iv)      $10,000,000 upon the simple average of the daily LME closing prices for gold exceeding $2,100 per ounce for a period of twelve (12) consecutive months at any time during the three (3) year period immediately following the acquisition date.

Provided that if Endeavour loses access to the Las Torres facilities prior to the construction and commissioning of the expanded El Tajo plant at the El Cubo Property (the “Suspension Period”), other than as a result of a breach of the Las Torres Lease by Endeavour or its subsidiaries or a failure by any of them to comply with the terms of the Las Torres Lease, Endeavour’s obligation to make any of the payments referred to in paragraphs 4.2.1(ii) to 4.2.1(iv) above shall be suspended for the Suspension Period, the calculation of the average gold price shall not include daily prices for any days in the Suspension Period, and both the three year term under which such payments are payable and the calculation of the average gold price shall be extended for a period of time equal to the Suspension Period. If Endeavour or its subsidiaries loses access to the Las Torres facilities as a result of a breach of the Las Torres Lease by Endeavour or its subsidiaries or a failure by any of them to comply with the terms of the Las Torres Lease, the conditions to the making of the contingent payment in 4.2.1(a)(i) shall be deemed to have been satisfied and the contingent payment payable under 4.2.1(i) shall become due and payable by Endeavour.

Endeavour shall use its reasonable commercial efforts to build, expand and commission the El Tajo Plant to design specifications as expeditiously as possible.

Within two (2) business days following the date on which a condition to the making of any contingent payment is met, AuRico shall notify Endeavour in writing of the satisfaction (or deemed satisfaction) of such conditions and Endeavour shall then pay to AuRico an amount equal to the contingent payment which is payable according to the paragraphs above.

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
01 June, 2012

Endeavour will establish a credit facility secured by its existing operating mines from which facility Endeavour will arrange for contingent payments to be made. On August 8, 2012, Endeavour announced a revolving credit facility for $75 million with Scotiabank. Further details on the acquisition of El Cubo are available on SEDAR.

4.2.2   Encumbrances

The concessions are free of liens or encumbrances, except that: (i) one of the concessions (Unificación Villalpando Norte covering 374.46 ha) is subject to a right of way agreement with Minera Las Torres (“Las Torres”), a subsidiary of Industrias Peñoles which is currently under lease by CMC; and (ii) 4 of the concessions (covering approximately 31 ha) are subject to a lease contract originating in 1941. The author has not been shown information about the terms of the lease contract.

4.2.3   Las Torres Lease

CMC leases the Las Torres mine complex that is adjacent to the El Cubo mine. The Las Torres property consists of 47 mining concessions covering 5,999 ha and surrounds the main operating portions of the El Cubo property. The Las Torres complex consists of the Los Cedros mine, west of, and adjacent to the El Cubo mine, and the Peregrina mine, located in the embayment in the El Cubo mine concessions at the northwest end of the operations area shown in Figure 4-2. The Peregrina mine portion of the Las Torres property (consisting of 12 concessions covering approximately 1,410 ha) covers the extension of the mineral trend that is being mined at El Cubo. The Las Torres concessions have various expiration dates ranging from April 28, 2017 to September 29, 2053 (Table 4.2) ..

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
01 June, 2012

Table 4.2 El Cubo Project Mineral Concessions Leased by Cia. Minera del Cubo S.A. de C.V.

Pursuant to the lease agreement with Las Torres, CMC’s right to explore, develop and mine the Las Torres property expired in September 2009, but was renewed for a period of three years (to expire in September 2012) at that time. Annual lease payments total $720,000. El Cubo is required to pay a 3.5% net smelter return on all gold and silver sales equal to or above $350 per ounce of gold, $5.50 per ounce silver, with a minimum annual royalty of $240,000 for production from the Las Torres properties. The royalty declines on a sliding scale to a 3.0% net smelter return for sales of gold and silver at or below $300 per ounce gold and $5.00 per ounce of silver.

In addition, CMC is required to pay $20.00 per gold equivalent ounce for each ounce processed at the Las Torres mill from existing El Cubo claims. This payment, combined with the annual rent and minimum royalty payment discussed above must total a minimum of $2,000,000 per year. In connection with the agreement, AuRico issued a letter of credit in the amount of $1,000,000 to Peñoles. Endeavour has represented to the author that it may continue the lease until May 1, 2013, due to force majeure provisions that occurred during the 2010-2011 strike. Endeavour has no plans to renew the lease, thus no mineral resources are estimated from the Peñoles lease ground.

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
01 June, 2012

4.2.4   Minimum Investment & Mining Duty (Tax)

All concessions are subject to an annual minimum investment (assessment work) and an annual mining tax that must be paid to keep the concessions in good standing. The amount of the minimum investment or assessment work varies based on the size, age and type of the concession, and changes each year with the Department of Mines publishing a new list at the beginning of the year. Fees are adjusted to the consumer price index. The rate of the mining duty depends on the concession type and the age of the concession. The rate changes each semester with the Department of Mines publishing the new rates in January and July. Payment of the mining duty is also due in both January and July.

The annual 2012 concession tax for the mining concessions owned by CMC (8,144 ha) is estimated to be approximately 1,150,000 Mexican pesos which is equal to about US $83,150 at an exchange rate of 13.83 pesos to US $1.00. The annual 2012 concession tax for the Las Torres leased mining concessions (5,999 ha) is estimated to be approximately 878,000 Mexican pesos which is equal to about US $63,485 at an exchange rate of 13.83 Mexican pesos to US $1.00.

In 2012, CMC will be able to satisfy the minimum investment and assessment work requirements based on its current work programs and past work completed. CMC has also paid the total mining duty required annually to keep the El Cubo and Las Torres concessions in good standing.

The concessions held by CMC are for mineral rights only, but surface rights have been secured for both El Cubo and Las Torres; Endeavour believes they are sufficient to carry out proposed exploration and development activities.

4.3    Permits and Environmental Liabilities

In order to engage in exploration and commercial mining activities, environmental permits are required. CMC currently holds all necessary environmental permits for exploration and for commercial mining activity on these concessions. Endeavour will need to permit a new tailings pond for the El Tajo plant and may require additional permits for new infrastructure and modified operations when the Las Torres lease expires.

Table 4.3 El Cubo Project Environmental Permits

Permit Type	Permit	Issuing Agency
Environmental License	LAU-11-70101504-09	Semarnat
Annual Operation Card	COA-2011	Semarnat
Environmental Registration	MCUMJ1101511	Semarnat
Hazardous Waste Generating Company	GRP111500002	Semarnat
Sewage Discharge License	4GUA101250/12EMGE94	CONAGUA

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
01 June, 2012

Environmental Impact Authorization Construction of Chirimitera Plant	D.O.O. DGOEIA -001788	Semarnat
Environmental Impact Authorization Construction of Chimiritera Tailings Dam	D.O.O. DGOEIA -006508	Semarnat

4.4   Risks Affecting Operation

Endeavour must plan, permit, construct, and phase-in an alternate milling, tailings, and infrastructure plan by May 1, 2013 due to the expiration of the Peñoles (Las Torres) lease. To date, Endeavour consultants have completed project scoping visits to El Cubo. The company will have to make timely decisions on the project scale and parameters in order to facilitate permitting, design, procurement, and construction within the allotted timelines. Besides surface installations, changes are required underground to enable the transport of personnel, materials, and ore with the loss of a portion of the current hoisting, underground haulage, and mining access due to expiration of the Peñoles lease.

Alternate water sources must be developed for the El Tajo plant. Currently, de-watering of the underground workings provides sufficient water. It is likely that surface water can also be impounded in a new dam that could be constructed near the plant. The region is currently experiencing a prolonged drought, thus in the long-term, water issues must be addressed.

An extended workers’ strike in 2010-2011 interrupted production at El Cubo and resulted in extensive damage to facilities. Endeavour must maintain good labor relations in order to prevent a future stoppage.

Security is a persistent concern with regard to theft of materials, occasional armed incursions, and unauthorized people entering the mine to work stopes. Endeavour will need to take measures to increase security, including ones to reduce, or eliminate incursions in the mine and supply theft.

Aside from the issues described above, the author knows of no other significant factors or risks that might affect access, title, or the right or ability to perform work on the property.

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
01 June, 2012

5    ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE
      AND PHYSIOGRAPHY

5.1    Climate and Physiography

The state of Guanajuato is situated along the southern edge of the Central Mexican Plateau and comprises portions of the Trans-Mexican Volcanic Belt, the Mexican Plateau, and the Sierra Madre Oriental. The El Cubo property is located in the west central portion of the state, among a series of low, gentle mountains which are part of the Sierra Madre Occidental. The El Cubo mine offices are at an elevation of 2265 meters above mean sea level, and the mine workings range in elevation from 2646 meters at the uppermost level (level 180) to 1905 meters at the lowest level (level 14).

The regional climate is temperate, with cool winters and mild summers. Rainfall occurs primarily during the summer season, from June to September, and typical annual precipitation is about 50 cm per year. From mid-December through January, nighttime temperatures fall to 7° to 10 °C, and daytime high temperatures in low 20 °C range are typical. Snowfall is rare but has been known to occur at the higher elevations throughout the region. Weather conditions rarely, if ever, restrict mining activity at El Cubo, and operations can be carried out year-round.

5.2    Access

Access to the El Cubo mine is provided by periodically maintained dirt roads which originate in the city of Guanajuato approximately 10 km to the west. The city of Guanajuato is accessible by paved highway and daily passenger service to Mexico City is available at the nearby Leon airport.

5.3    Local Resources and Infrastructure

The capital city of Guanajuato has a population of approximately 150,000 and hosts several universities and post-secondary schools, including a mining college. Tourism is a principal industry in the area, and numerous hotels and restaurants are available as a result. Mining has been a major industry in the area for centuries. A workforce that is familiar with mining and the necessary support facilities is present in the region. The village of El Cubo supplies some of the workforce for the mine, but the majority of workers come from Guanajuato and other nearby villages. Professional staff is also available in the area. The company provides bus service for its employees to and from the city. Sufficient power for mining operations is provided by the public network CFE (Comisión Federal de Electricidad).

Water sources at El Cubo include the mine, recycled water from the tailings impoundment facilities, and water available through the Minera Las Torres water rights. Water for mine operations is currently obtained from the Dolores mine and the Peregrina Dam. Water is pumped from the Dolores mine into a series of water reservoirs on surface, from which the water is distributed to the mines. The surplus of the water pumped from the Dolores mine is sent to the Peregrina Dam, which is used to supply the mines as needed.

Additional details regarding infrastructure at El Cubo are provided in Section 18 of this report.

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
01 June, 2012

6     HISTORY

6.1    Ownership and Exploration

Mining on the El Cubo property has occurred since the 17th century. The Sierra structure, which includes the El Cubo Mine and the adjacent Peregrina Mine (part of the Las Torres complex), accounts for much of the gold produced in the Guanajuato district – on the order of 2,000,000 ounces of gold and 80,000,000 ounces of silver. Gold was originally mined from shallow pits near the San Eusebio vein , one of those on the El Cubo concessions which later produced significant amounts of gold and silver.

In the 19th and 20th centuries, mining at El Cubo focused on northwest striking veins known as the Villalpando, Dolores, La Loca, and La Fortuna, and production was divided between many operators. In the early 1900’s, the Tunel Aventurero de San Felipe (now El Cubo level 4) was started in order to connect the Pastora-Fortuna, Villalpando, and La Loca veins. At the time, bonanza grades and widths were encountered on the Villalpando vein. These shoots were up to 4 m wide and assayed close to 1 kg of silver per tonne. The ‘bonanza’ ores were mined through the 1940’s, when much of the area was consolidated into a single company and claim block resembling the one on which CMC operates today.

The Villalpando vein, located in the central portion of the modern day El Cubo claim block, was the main source of production through the 1970’s. The main vein structure extended northwest to the El Cubo concession boundary with the Peregrina Mine. The gold grades decreased as the vein was exploited at the deeper (8 - 12) levels. The Alto de Villalpando vein, which generally produced higher gold grade, was mined out. The La Poniente vein was discovered in the early 1970’s, and high grade gold and silver ore was mined until 1976, when the developed section was temporarily exhausted.

The El Cubo Mine changed ownership in the 1970’s, when the Palmers sold the mine to a private company owned by Messrs. Villagomez and Chommie. By 1979 there was little developed ore remaining above the 13th level on the Villalpando vein, and production from other related veins was low grade and sporadic. The mill was fed largely from the Chuca Loca open pit and from dumps. The shortage of quality ore came to an end after 1980, when new high grade gold and silver mineralization was discovered and developed along the San Nicolas vein.

In 1995, production was expanded from 350 to 800 tonnes per day, and then to 1,400 tonnes per day in 2001. The mills saw a decrease in head grade after each expansion, likely due to the use of low grade material from old stope fill as supply for the increased tonnage. Given the shortage of tonnage from active stopes, there was likely less emphasis on grade control.

El Cubo was purchased by Mexgold Resources Inc. (Mexgold) from the previous owners in March 2004. The Las Torres mine and mill complex, owned by Industrias Peñoles, S.A. de C.V. (Peñoles) was leased by Mexgold in October of 2004. The property had been a prolific producer for many years, especially the adjacent Peregrina Mine, which continues to complement the El Cubo Mine by facilitating access to the deeper ore at El Cubo. Mexgold became a wholly owned subsidiary of Gammon Lake Resources Inc., in 2006, and. Gammon Gold Inc. changed its name to its current name, AuRico Gold Inc. on August 26, 2011. In April of 2012, Endeavour entered into an agreement with AuRico to acquire a 100% interest in El Cubo. The purchase was completed on July 13, 2012.

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6.2    Historic Resource and Reserve Estimates

Mineral resource and reserve estimates for El Cubo reported prior to 2009 are not compliant with current NI 43-101 standards, are not considered reliable, and are not discussed here. The mineral resource and reserve estimate reported by AuRico in 2009 is compliant with CIM standards and definitions as required by NI 43-101, and superseded any previous historical estimates. The technical report issued by AuRico was prepared by Glenn R. Clark & Associates Limited (Clark), and is entitled Review of Resources and Reserves El Cubo Gold-Silver Mine, Guanajuato, Mexico, dated October 15, 2009. Clark (2009) estimated mineral resources and mineral reserves for the El Cubo mine based on data and information available as of January 1, 2009 (Table 6.1) . The mineral resources reported by Clark were estimated using polygonal methods in spreadsheet and CAD software.

Table 6.1 Historic El Cubo Mineral Resources, January 1, 2009 (Clark, 2009).

Resource Category	Tonnes (000’s)	Au g/T	Ag g/T
Measured	160	2.38	94
Indicated (Underground)	215	2.61	95
Indicated (Open Pit)	2,100	2.72	49
Total Measured and Indicated	2,475	2.69	56

Inferred	2,343	4.84	220

Table 6.1 excludes resources reported by Clark that were associated with Las Torres (Peñoles) lease. Clark also reported Proven and Probable mineral reserves for the El Cubo mine, as summarized in Table 6.2.

Table 6.2 Historic El Cubo Mineral Reserves, January 1, 2009 (Clark, 2009).

Reserve Category	Tonnes (000’s)	Au g/T	Ag g/T
Proven	1,326	3.34	189
Probable	1,696	3.35	157
Total Proven and Probable	3,022	3.34	171

Since 2009, AuRico has conducted additional diamond drilling and underground development and has estimated new mineral resources and reserves within the El Cubo claim block. The estimates reported by Clark are not considered current and were not relied upon in the preparation of this report.

AuRico reported mineral resources for the El Cubo mine effective December 31, 2011 in filings available on SEDAR and summarized in Table 6.3.

Table 6.3 AuRico El Cubo Mineral Resources reported as of December 31, 2011.

Resource Category	Tonnes (000’s)	Au g/T	Ag g/T
Measured	337	1.10	65

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Indicated	3,874	2.07	61
Total Measured and Indicated	4,211	1.99	61

Inferred	7,198	2.37	115

The AuRico totals include 2,132,000 tonnes of 2.69 g/T Au and 49 g/T Ag in Measured and Indicated resources and 663,000 tonnes of 3.80 g/T Au and 181 g/T Ag in Inferred resources within properties leased from Peñoles. AuRico also reported mineral reserves for the El Cubo mine (Table 6.4):

Table 6.4 AuRico El Cubo Mineral Reserves reported as of December 31, 2011.

Resource Category	Tonnes (000’s)	Au g/T	Ag g/T
Proven	2,238	1.84	114
Probable	3,152	1.88	102
Total Proven and Probable	5,390	1.86	107

AuRico’s mineral reserves included 663,000 tonnes of 1.38 g/T Au and 120 g/T Ag from the Peñoles lease in its estimates. The author did not rely upon the Clark estimates in any way in his preparation of the mineral resource and mineral reserves estimates presented herein. The author used information collected and calculated by CMC/ AuRico, but relied solely on his own review and judgment to make his estimates of mineral resource and mineral reserves. The estimates presented in Sections 14 and 15 of this report are the only ones to be considered current and reliable.

6.3    Historic Production

Previous operators and AuRico’s predecessor companies did not keep reliable production records for the El Cubo mine. Production achieved at the El Cubo mine during the past five years, as reported in AuRico’s annual reports, is summarized in Table 6.5.

Table 6.5 El Cubo Mine Production Statistics.

Year	Tonnes	Grade (g/t)		Production (ounces)
		Gold	Silver	Gold	Silver
2007	689,753	1.77	83	33,740	1,582,316
2008	658,105	1.98	94	38,772	1,783,148
2009	505,388	1.92	83	27,842	1,183,339
2010	233,006	1.63	83	10,844	536,457
2011	256,150	1.24	80	8,670	556,379

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In 2011, the El Cubo mine produced 556,379 ounces of silver and 8,670 ounces of gold from 256,150 tonnes of ore grading 80 g/T Ag and 1.24 g/T Au. Silver and gold recoveries averaged 82% and 86%, respectively. Production in 2011 was affected by a labor strike that was settled during the year.

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7    GEOLOGIC SETTING AND MINERALIZATION

The following description of the geological setting for the El Cubo mine property is largely excerpted and modified from the technical report prepared by Clark (2009). The author has reviewed the geologic data and information available, and finds the descriptions and interpretations provided by Clark to be reasonably accurate and suitable for use in this study.

7.1    Regional Geology

The mining district of Guanajuato is situated along the southern and eastern flanks of the Sierra Madre Occidental geological province, a north-northwesterly trending linear volcanic belt of Tertiary age. It is approximately 1,200 km long and 200 to 300 km in width. Rocks within the belt comprise flows and tuffs of basaltic to rhyolitic composition with related intrusive bodies. The volcanic activity that produced the bulk of the upper volcanic group ended by the late Oligocene, though there was some eruptive activity as recently as 23 Ma (early Miocene). The volcanism was associated with subduction of the Farallon Plate and resulted in accumulations of lava and tuffs on the order of 1 km thick. Later Basin and Range extensional tectonism related to the opening of the Gulf of California resulted in block faulting, uplift, erosion and the present day geomorphology of the belt. Strata within the belt occupy a broad antiform, longitudinally transected by regional scale faults.

The Guanajuato district is underlain by a volcano-sedimentary sequence of Mesozoic to Cenozoic age rocks. There are three main northwest trending vein systems that cut these volcano-sedimentary sequences. The vein systems from west to east are known as La Luz, Veta Madre and La Sierra systems. These systems are generally silver-rich with gold to silver ratios from 1:72 to 1:214. They are known along strike for 10 to 25 km.

The El Cubo mine is located in eastern part of the Guanajuato mining district, in the southeastern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. El Cubo is located on the northeast side of this structure where typical primary bedding textures dip 10° to 20° to the north-northeast. Economic mineralization at El Cubo is known to extend as much as 800 m vertically from 2650 m to 1850 m elevation. The location of the main veins and mines in the district are shown in Figure 7-1.

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Figure 7-1 El Cubo mine regional geology showing El Cubo concession boundaries (modified from Clark, 2009).

7.2    Stratigraphy

The stratigraphy of the Guanajuato mining district can be divided into a Mesozoic basement (Chiodi et al, 1988; Dávila and Martinez, 1987; Martinez-Reyes, 1992) and overlying Cenozoic units, as shown in Figure 7-2. The lower Mesozoic lithological units are the Esperanza and La Luz Formations which are composed of marine sedimentary rocks, weakly to moderately metamorphosed and intensely deformed by shortening. These rocks are unconformably overlain by the Tertiary Guanajuato Formation conglomerates, and the Loseros, Bufa, Calderones, Cedros and Chichíndaro Formations. The Tertiary rocks consist of continental sediments and sedimentary rocks, which generally occupy lower topographic zones, and subaerial volcanic rocks, which are principally exposed in the ranges and higher plateaus. The rocks of the Cenozoic cover have experienced only extensional deformation and in some places are gently tilted. Tertiary-aged rocks correspond to a period of tectonism accompanied by volcanism and intrusive magmatic activity.

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Figure 7-2 Stratigraphic column, eastern Guanajuato Mining District (translated from Cia. Minera El Cubo, 2012).

Figure 7-2 does not depict the Peregrina intrusive, which is a floored body (laccolith) at the contact of the Bufa Formation rhyolite and the Guanajuato Formation conglomerate. The uppermost portion of the Peregrina intrusive extends into the Chichíndaro Formation rhyolite. The thickness of each unit presented graphically in the stratigraphic section represents the maximum thickness of that unit in the vicinity of the El Cubo mine.

7.2.1   Esperanza Formation (Middle to Upper Triassic)

The Esperanza Formation is composed of carbonaceous and calcareous shale interbedded with arenite, limestone, and andesitic-to-basaltic lava flows, all weakly metamorphosed to phyllites, slates, and marble. The thickness of the formation exceeds 600 m.

7.2.2   La Luz Formation

The La Luz Formation overlies the Esperanza Formation and consists mainly of interbedded clastic sedimentary rocks and massive and pillow tholeiitic basalts dated at 108.4 ±2 Ma. Locally, rhyolite tuffs and agglomerates are present, and some volcanogenic massive sulfide occurrences have been reported. A minimum thickness of at least 1,000 m is recognized, but the true thickness is unknown due to deformation and sub-greenschist metamorphism. Included with the La Luz Formation are the La Palma diorite and La Pelon tonalite, which form the upper part of the Guanajuato arc. Pervasive propylitic alteration is common.

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7.2.3   Guanajuato Formation (Eocene to Oligocene)

The red conglomerate characteristic of the Guanajuato Formation lies in unconformable contact with the Esperanza Formation and less frequently with the La Luz Formation andesite (Edwards, 1955). The conglomerate consists of pebbles to boulders of quartz, limestone, granite and andesite belonging to older rock units, all cemented by a clay matrix, with some interlayers of sandstone. Beds of volcanic arenites and andesitic lavas occur at the base of the conglomerate. The Guanajuato conglomerate is estimated to be between 1,500 and 2,000 m thick. Contemporaneous vertebrate paleontology and andesitic lavas (49 Ma, Aranda-Gómez and McDowell, 1998) indicate that the unit is mid-Eocene to early Oligocene in age.

7.2.4   Loseros Formation (Cenozoic)

This overlying mid-Tertiary volcanic sequence is interpreted to be within, and adjacent to a caldera. The Loseros tuff is a well-bedded, green to cream-red volcanic arenite from 10 m to 52 m thick. It is interpreted to be a surge deposit at the base of the Cubo caldera filling and Oligocene in age.

7.2.5   Bufa Formation (Cenozoic)

The Bufa Formation rhyolite is a felsic ignimbrite that is approximately 360 m thick and lies above a sharp to gradational contact. It is a sanidine-bearing rhyolite-ignimbrite with biotite as a mafic phase, and is often massive, but locally bedded. Owing to moderate welding and extensive and pervasive silicification, it is a hard rock that forms prominent cliffs east of the city of Guanajuato. It occasionally contains large lithic clasts of various types, many of which were derived from the pre-volcanic basement. At El Cubo, the Bufa rhyolite has three mappable units: a lower breccia overlain by dense, red rhyolite porphyry, in turn overlain by a massive to bedded ignimbrite. The cliff-forming Bufa rhyolite has been dated using the K-Ar dating technique to be 37 ±3 Ma, placing it in the middle Oligocene.

7.2.6   Calderones Formation (Cenozoic)

The Calderones Formation contains a wide variety of volcanic rocks, including low- to medium-grade ignimbrites, deposits of pyroclastic flows, pyroclastic surge layers related to phreato-magmatic activity, airfall ash-rich tuffs, minor Plinian pumice layers, lahars, debris flows, reworked tuffaceous layers deposited in water, tuff-breccias and mega-breccias. Ubiquitous and characteristic chlorite alteration imparts a green to greenish blue color to almost all outcrops of the Calderones. Propylitic alteration adjacent to veins and dikes is of local importance in many outcrops.

The Calderones Formation overlies the Bufa Formation at El Cubo with a contact marked by a mega-breccia composed of large (often 5 to 10 m) fragments of the Esperanza, La Luz and Guanajuato Formations. The Calderones Formation, which exceeds 300 m in thickness at El Cubo, is the upper caldera-filling unit above the surge deposit and the Bufa ignimbrites.

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7.2.7   Cedros Formation (Cenozoic)

Overlying the Calderones Formation is the Cedros Formation andesite, a 100 to 640-m thick unit, which consists of grey to black andesitic lava flows with interlayered red beds and andesitic to dacitic tuffs. The Cedros Formation is entirely post-caldera and is widespread.

7.2.8   Chichindaro Formation (Cenozoic)

The Chichindaro Formation rhyolite is a sequence of domes and lava flows interbedded with poorly sorted volcanic breccias and tuffs. Fluidal porphyritic textures are characteristic in the domes and flows. This lithologic unit is closely related to the hypabyssal Peregrina intrusion, and it ranges in thickness from 100 to 250 m. In places, the rhyolite domes contain disseminated tin and vapor-phase cavity-filling topaz distributed along the flow foliation.

The Chichindaro rhyolite is the youngest volcanic unit in the Guanajuato mining district. Three K-Ar ages obtained from this formation (Gross, 1975; Nieto- Samaniego et al, 1996) date the unit at 32 ±1 Ma, 30.8 ±0.8 Ma and 30.1 ±0.8 Ma.

7.2.9   Comanja Granite (Cenozoic)

The Comanja granite, though not observed at El Cubo, is a unit of batholithic size, apparently emplaced along the axis of the Sierra de Guanajuato. It is Eocene in age and has been radiometrically dated at 53 ±3 Ma and 51 ±1 Ma by K-Ar in biotite (Zimmermann et al, 1990). These dates establish the youngest relative age for the Bufa formation, the youngest unit cut by the granite.

7.2.10  El Capulin Formation

The unconsolidated El Capulin Formation consists of tuffaceous sandstone and conglomerate overlain by vesicular basalt, all of Quaternary age.

7.3    Structure

The following paragraphs are modified from the summary of the structural setting of the Guanajuato mining district presented by Starling (2008) which focused on the Veta Madre but likely applies to the Sierra vein system that composes the El Cubo mine:

Pre-mineralization deformation during the Laramide orogeny (~80-40 Ma) resulted in west-northwest trending pre-mineral folds and thrusts in the Esperanza Formation as observed in the Cebada mine on the Veta Madre. Early post-Laramide extension (~30 Ma) was oriented north-south to north-northeast, and controlled many vein deposits in the region (e.g. Fresnillo, Zacatecas, La Guitarra). Guanajuato appears to lie on a north-northwest-trending terrane boundary which was reactivated as a sinistral transtensional fault zone in conjunction with early stage intermediate-sulfidation style mineralization. Subsequent (~28 Ma) regional extension to the east-northeast-west-northwest resulted in basin and range-type deformation and block faulting, and is associated with a second phase of mineralization in the Guanajuato district.

Along the Veta Madre vein system, ore shoots were controlled during early-stage mineralization by counter-clockwise jogs along the main structure and at intersections with west-northwest and northeast fault zones. These tended to generate relatively steep ore shoots plunging to the south along the Veta Madre.

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During the second phase of mineralization, listric block faulting and tilting affected parts of the Veta Madre veins and new systems such as La Luz developed. The veins at La Luz appear to have formed as extensional arrays between reactivated west-northwest fault zones acting as dextral transtensional structures.

The second phase vein systems tend to have formed sub-horizontal ore zones either reflecting fluid mixing zones or structural controls due to changes in dip of the fault surface. The overprint of two events means that in some deposits ore shoots have more than one orientation and that there are vertical gaps in ore grade.

Randall et al (1994) first proposed a caldera structure as a conceptual geologic model for the Guanajuato Mining District, citing the presence of a megabreccia in the Calderones Formation and the distribution of the Oligocene volcanic formations described above. The hypothesis states that the caldera collapse occurred in at least two stages and the collapse was a trap-door type. The presence of a peripheral three-quarter ring of rhyolite domes intruding along bounding faults, the location of the Oligocene volcanic formations ponded within this ring, megabreccia and topographic rim, all provide supporting evidence for this hypothesis.

Following caldera formation, normal faulting combined with hydrothermal activity around 27 Ma (Buchanan, 1980) resulted in many of the silver-gold deposits found in the district. Within the Guanajuato Mining District there are three major mineralized fault systems, the La Luz, Veta Madre and Sierra systems. Veta Madre is a north-northwest trending fault system and the largest at 25 km long. The other systems are subparallel to it. Mineralization occurs within these systems principally on normal faults oriented parallel to the main trend; however at El Cubo northeast and east-west faults host important vein orebodies.

The El Cubo mine lies within the La Sierra fault system. Within this fault system, all three of the principal fault directions are present. Mineralized veins are found along the faults in each of these directions (Figure 7-3).

The northwest striking and southwest dipping faults are the main structures containing the very important Villalpando, La Loca, Dolores and Pastora-Fortuna veins. These veins are generally steeply dipping with some northeast dipping sections.

The east-west striking veins dip both north and south. The strike is commonly N85E°-N75°W and can be seen cutting off the northwest structures. Examples of the east-west veins are Alto de Villalpando, a splay of the Villalpando vein, and the San Nicolas (north-dipping) and San Eusebio (south-dipping) veins. The latter two veins have relatively high gold content.

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Northeast-striking veins are transverse veins that tend to have a higher gold content than the other veins. These veins normally have a southerly dip. At El Cubo, La Reina and Marmajas are examples of this series.

Veins striking north-south represent the youngest fault set and dip either east or west. These faults mostly contain veins with short strike lengths that cut the transverse series. They have enriched gold and silver values, especially in gold near the junction of the two fault systems. The Cebolletas fault strikes north-south and dips to the east, and may host an important gold-rich orebody, especially where it cuts the Villalpando vein.

Figure 7-3 Some of the principal veins of the northern half of the El Cubo Mine (Source: Cia. Minera del Cubo, Endeavour)

7.4    Local Geology

Much of the following discussion is paraphrased from the description of El Cubo area geology provided by Clark (2009).

All of the geological formations associated with the Guanajuato district occur in the El Cubo mine area, except for the Esperanza Formation and the Comanja granite. The stratigraphic sequence at El Cubo is cut by an intrusive body called the Peregrina laccolith.

The Veta Madre historically was the most productive vein in the Guanajuato district, and is by far the most continuous, having been traced on the surface for nearly 25 km. The vein dips from 35° to 55º to the southwest with measured displacement of around 1,200 m near the Las Torres mine and 1,700 m near La Valenciana mine. Most of the other productive veins of El Cubo strike parallel to the Veta Madre.

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Mineralized veins at El Cubo occur in multiple formations, and are not rock type-specific. The principal host rocks for economic mineralization are the Guanajuato Formation conglomerate and the Bufa Formation rhyolite. In the new Dolores 2 discovery area, the major host rocks are the Calderones Formation and the Bufa rhyolite in fault contact along the Dolores fault-vein structure.

El Cubo mineralization is directly related to faulting. Mineralization occurs as open-space fillings in fracture zones or impregnations in locally porous wall rock. From 2009 through 2011, drilling tested a possible offset of the Dolores orebody on the east-west striking Capulin fault (Figure 7-4). The Dolores 2 vein was discovered on the south (downthrown) side of the fault. Mineralization also occurs in the Capulin fault and several surface holes partially tested its extents.

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Figure 7-4 Capulin Fault- La Bufa Formation (right) juxtaposed against Calderones Formation (left).

Veins which formed in relatively open spaces are the main targets for mining. Some weak stockworks that grade into disseminations are viable targets, especially if they are close enough to surface and can be mined from an open pit. An historic open cut exists on the Dolores vein in the vicinity of the El Tajo mill (Figure 7-5).

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Figure 7-5 View looking north toward the El Tajo mill and Dolores adit showing trace of Dolores vein contact between La Bufa
Rhyolite and Calderones Formation and exploration drilling platforms.

There are 41 veins within the El Cubo mine area that are included in the mineral resource estimate. These mineralized veins are known to occur from an elevation of 2650 m down to an elevation of 1825 m. The Villalpando and the Dolores veins have been actively mined since the early stages of mining at El Cubo.

Several transverse, northeast-striking veins with high grade gold mineralization also occur (Figure 7-3, Marmajas, La Reina, San Juan de Dios). The known extent of these veins is limited by the lack of development and exploration drilling. The veins are generally 1 to 2 m wide, with some mineralized breccia zones up to 10 m wide. Several high grade veins are only 10 to 20 cm wide.

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Figure 7-6 Dolores 2 vein, Area 2, showing width and dip of structure.

Most of the veins dip steeply at about 70° to 90°, but some of the northwest striking veins, dip at shallower angles of 50° to 60°. Figure 7-6 shows a typical underground exposure of the Dolores 2 vein (Area 2).

7.5    Mineralization

Mineralized veins at El Cubo consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulfide-rich bands within the veins, with little mineralization within the wall-rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. Mineralization is generally associated with phyllic (sericite) and silicification alteration which forms haloes around the mineralizing structures. The vein textures are attributed to the brittle fracturing-healing cycle of the fault-hosted veins during and/or after faulting.

Most production is extracted from two of the principal district vein systems, the Veta Madre (Las Torres lease only) and La Sierra (El Cubo mine), which are illustrated in Figures 7-1 and Figure 7-3. Economic concentrations of precious metals are present in “shoots” distributed vertically and laterally between non-mineralized segments of the veins. Vein intersections are locally the site of important historic bonanzas, notably the San Nicolas-Villalpando intersection, nearly perpendicular, and the intersections of various named splays along the principal El Cubo vein, the Villalpando vein. Overall, the style of mineralization is pinch-and-swell with some flexures resulting in closures and others generating wide cymoidal breccia zones.

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Primary economic mineralization at El Cubo is gold and silver. During World War II, some selenium was recovered and sold (Clark, 2009). Base metal values are generally absent, except for small amounts of chalcopyrite. El Cubo appears to be a low sulfidation system with pyrite but no arsenopyrite.

The silver-rich veins, such as Villalpando, contain quartz, adularia, pyrite, acanthite, naumannite and native gold. Native silver is widespread in small amounts. Much of the native silver is supergene. Silver sulfosalts (pyrargyrite and polybasite) are commonly found at depth. Gold rich veins, such as San Nicolas, contain quartz, pyrite, minor chalcopyrite and sphalerite, electrum, and aguilarite.

A vertical mineralogical zonation occurs in the vein system. The upper-levels are acanthite + adularia + pyrite + electrum + calcite + quartz and the lower-levels are chalcopyrite + galena + sphalerite + adularia + quartz + acanthite.

The gold/silver ratio in the more gold-rich veins typically ranges from 1:15 to 1:30. The gold/silver ratio in the silver rich veins typically ranges from 1:60 to 1:150, and sometimes higher. The overall gold/silver ratio for the 41 veins included in the resources and reserves is 1:64. The metal zoning appears to be related, at least in part, to elevation. Ranges for gold/silver ratios at El Cubo vary from 1:10 to 1:20 in upper mine levels, from 1:40 to 1:50 in middle mine levels; and 1:100 to 1:150 at depth. Veins are barren below an elevation of about 1800 m.

7.5.1   Alteration

Much of the following discussion is modified or excerpted from Clark (2009), with some additional information and interpretation provided by the author.

All of the major veins at El Cubo show silicification halos. Intense silicification of the wall rocks of the San Nicolas vein system has contributed to it being a topographic high. Most of the Cubo-Peregrina rhyolite dome has a colour anomaly, with the grey surface bleached to white. The presence of abundant clay minerals in the upper levels of the El Cubo mine are consistent with acid sulphate alteration due to boiling. Grey sericite alteration is more typical of deeper halos. This sericite alteration is especially noticeable on the Villalpando vein where the Guanajuato Formation conglomerate is pale grey in color. The grey alteration contrasts with the dark chloritic alteration that is most noticeable in the andesitic Calderones tuff. Adularia is present in the El Cubo veins and is more common in the northwest striking veins. The author noted amethyst gangue in some abundance in the Dolores, San Francisco, and Villalpando veins, representing occurrence over a vertical range of over 450 m (Figure 7-7).

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Figure 7-7 San Francisco Vein, Stope 3-430, showing principal banded quartz-amethyst vein.

Alteration of the wall rock is intense and can be a useful guide in prospecting.

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8    DEPOSIT TYPES

The Guanajuato silver-gold district is characterized by classic, high grade silver-gold, epithermal vein deposits with low sulfidation mineralization and adularia-sericite alteration. The Guanajuato veins are typical of most epithermal silver-gold vein deposits in Mexico with respect to the volcanic or sedimentary host rocks and the paragenesis and tenor of mineralization.

Epithermal systems form near the surface, usually in association with hot springs, and to depths on the order of a few hundred meters. Hydrothermal processes are driven by remnant heat from volcanic activity. Circulating thermal waters rising up through fissures eventually reach a level where the hydrostatic pressure is low enough to allow boiling to occur. This can limit the vertical extent of the mineralization, as the boiling and deposition of minerals is confined to a relatively narrow range of thermal and hydrostatic conditions. In many cases, however, repeated healing and reopening of host structures can occur, imparting cyclical vertical movement of the boiling zone and resulting in mineralization that spans a much broader range of elevation.

As the mineralizing process is driven by filling of void spaces and fissures, mineralization geometry is affected by the permeability and orientation of the host structures. Mineralization tends to favour dilatant zones in areas where fractures branch or change orientation, which may be driven, in turn, by wall rock competency and/or relative hardness of individual strata.

Low-sulfidation epithermal veins in Mexico typically have a well-defined, subhorizontal ore horizon about 300 m to 500 m in vertical extent, where high grade ore shoots have been deposited by boiling hydrothermal fluids. The minimum and maximum elevations of the mineralized horizons at the El Cubo mine have not yet been established precisely, but historic and current production spans an elevation range from 1850 to 2650 m.

Silver and gold are generally zoned to some extent in epithermal vein deposits, and mineralization at El Cubo is no exception. The gold-to-silver ratio varies from 1:30 in the upper reaches of the deposit (typified by San Nicolas, Area 1) to 1:100 in the deeper parts of the mine (typified by Peregrina, Area 4, and Dolores 2, Area 2).

Low-sulfidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite and adularia that are typically hosted either by the veins themselves or in the vein wall rocks. The hydrothermal fluid can travel along discrete fractures creating vein deposits, or it can travel through permeable lithology such as poorly welded ignimbrite flows, where it may deposit its load of precious metals in a disseminated fashion. In general, disseminated mineralization is found some distance from the heat source.

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In addition to the epithermal veins at El Cubo, small deposits of stratabound massive sulfides have been reported in the Mesozoic volcano-sedimentary association (Los Mexicanos). Similarly, there is gold mineralization in the Comanja granite, and small tungsten deposits have been observed in its contact aureole. Small tin deposits have been identified in the Tertiary volcanic rocks, principally in the topaz rhyolites.

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9    EXPLORATION

9.1    Exploration Summary to mid-2009

Primary exploration targets are extensions of mineralization at depth and along strike of veins lying in the main block of contiguous claims that make up the El Cubo mine property. Considering the mining history of the area and of the El Cubo property, it is likely that continued exploration will locate sufficient viable mineralization to enable a long life for the El Cubo mine. There are many known gold and silver bearing veins on the main claim block that have not been fully explored. Mineralized veins are also known to occur on El Cubo claims which are not contiguous with the main claim block, and these veins also warrant further exploration.

Most historic exploration was conducted by drifting and cross-cutting, which presented only limited opportunity to examine the veins at different depths, and no opportunity to explore veins not in close proximity to active mining areas. Prior to the purchase by AuRico, a shortage of capital due to low metal prices kept exploration and development at a minimum.

Exploration activities at El Cubo described in this report pertain to those conducted by AuRico through June 1, 2012. Historical exploration activities conducted at El Cubo through mid-2009 are described by Clark (2009), and are summarized in the following paragraph.

Between 2004 and 2006, exploration activity at El Cubo increased to an unprecedented level and was extremely successful. Exploration located vein extensions and outlined an area of immediate interest, the La Loca zone, which has since been mined. In 2008, exploration drifting was completed on several veins, including La Loca Level 12 (98 m), La Loca Level 6 (115 m), and Villalpando Level 5 (118 m). On the Peñoles concessions, exploration drifting occurred principally on San Alberto, Level 600 (74 m), and Fatima, Level 600 (49 m). In 2009, an exploration program was initiated to define new targets throughout the El Cubo mine and leased Las Torres property, including state-of-the-art remote-sensing interpretation, geology, and geochemistry.

9.2    2009 District Exploration

In 2009, AuRico began the year with a dedicated six-month program of data compilation followed by extensive field mapping over the Sierra Vein system. The work generated a practical empirical exploration model that was then used to identify other substantial exploration targets. The geology showed that the majority of the ore production on the Sierra Vein system came from two formations, the La Bufa Formation rhyolite and the Guanajuato Formation conglomerate. It also found that extensive portions of the Villalpando vein system, and other veins, had not yet been prospected in their projections down dip or across faults where they might intersect these formations. Using these criteria, El Cubo geologists identified 16 new exploration targets with a cumulative strike length of 15 km within the El Cubo land package. Nine primary exploration targets were identified as drill targets as shown in Figure 9-1. These exploration targets were subsequently ranked and a drill program was designed to test the best targets. A 44,000 m drilling program was launched in September, 2009 with one core rig.

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The first target drilled, the Dolores SE vein extension, led to the discovery of Au-Ag mineralization above underground cut-off grades. Drilling was immediately focused on this area to determine if an economic deposit might exist. At year end, AuRico had completed 16 core holes for 3,361 m in the Dolores SE target. Surface mapping in the area of the Dolores SE showed that there was altered and mineralized breccia in the Capulin Fault, an E-W structure similar in geologic setting to the San Nicolas Vein. Three drill holes were proposed to test this zone, and the second hole cut an anomalously thick intercept of Au-Ag mineralization. Based on the positive implications of that intercept, another drill rig was put to work on this target zone as well as the Dolores.

Figure 9-1 El Cubo Project exploration targets.

In mid-2009, geologic mapping and compilation efforts by El Cubo’s geologists revealed that there is a major fault structure in the north part of the Villalpando vein system that was previously not considered a major target. This fault, called the Puertecito Fault, may actually be the northward continuation of the Villalpando Vein.

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Figure 9-2 View southeast toward the Dolores Vein-Capulin Fault area, 2009 exploration drilling target.

9.3    2010 District Exploration

Exploration carried out in 2010 consisted of drilling in the Dolores, Capulin, Villalpando Sur, Villalpando Gap, Puertecito, and La Cruz target areas. A workers’ strike in June, 2010 interrupted all exploration activities through the end of the year.

9.4    2011 District Exploration

On February 23, 2011, AuRico announced that it had successfully resolved the labour disruption at the El Cubo mine. Exploration activities resumed with the main focus of drilling on the step-out and in-fill on the 2009 Dolores Vein discovery. Drilling from the surface in the Villalpando Gap target area also intersected mineralization that exceeded current cut-off grades.

9.5    2012 District Exploration

In early 2012, AuRico drilled 16 drill holes on the Dolores SE target, but all surface exploration drilling was put on hold subject to AuRico completing a purchase and sale agreement for the El Cubo mine. At the time of this writing, El Cubo exploration geologists are geologically mapping and surface sampling the Cebolletas, Villalpando Sur, Cabrestantes and San Nicolás areas.

Endeavour’s exploration plans for 2012 call for compilation and evaluation of data on the Dolores-La Loca target, review and drilling of the Villalpando Gap target, and drilling on the Asuncion and Cebolletas targets.

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9.6    Vein Extensions

Significant exploration potential remains within the footprint of the active mining areas of El Cubo. Targets include crown pillars above old stopes, the downward extensions of known stopes and current development, and the lateral extensions of known veins. Table 9.1 lists 32 targets based on the author’s review of the resource long sections, CMC geology staff targets, and recent drilling information. The mine staff is currently generating additional targets with little doubt of adding many more.

Table 9.1 Proximal Exploration Target Inventory, El Cubo Mine

Item	Area	Vein	Level	Type
1	1	San Francisco	Level 2	Dev
2	1	La Loca	Level 6	Surface Drill
3	1	Veta 178	Surface	Surface Drill
4	2	Villalpando 3C	Level 9	Dev
5	2	Villalpando 3C	Level 4	Surface Drill
6	3	Tuberos	Level 8-12	UG Drill
7	2	Villalpando 2D	Level 6	UG Drill
8	2	Cebolletas	Level 2 - Surface	Surface Drill
9	2	Cebolletas	Level 2200- Surface	Surface Drill
10	1	Poniente	Above workings	Surface Drill
11	3	Poniente	Below Nivel 4	Surface Drill
12	3	Poniente	Bajo Nivel 8	UG Drill
13	1	Soledad	Below Nivel 0	Surface Drill
14	3	Asuncion	Above Nivel 7	Surface Drill
15	2	La Loca Antigua	Above Nivel 7	Surface Drill
16	1	Sta Frida	Above Rebaje 60-335	Surface Drill
17	1	Anabel	Below Nivel 3 and above Nivel 2, NW	UG Drill
18	1	Contra	Above Nivel 2	Surface Drill
19	3	Contra	Above, below Nivel 6	Surf/UG
20	1	Contra	Above Nivel 3, NW	Surface Drill
21	1	750	Above Nivel 1	Surface Drill
22	1	San Miguel	Above and Below Nivel 0	Surface Drill
23	2	Villalpando 3C	Capulin to Cebollitas (Villalpando Gap)	Surface Drill
24	2	Dolores 2	2100 - 2200 level	UG Drill
25	1	Marmajas	Above, below Nivel 60	Surface Drill
26	1	San Juan de Dios	Below level 0	Surface Drill
27	3	Los Panchos	Below level 5	UG Drill
28	2	Dolores	Crown Pillar in open pit and north	Surface
29	3	San Nicolas	Below Level 8	UG Drill
30	1	Sta Frida/SJD	Below Level 1	UG Drill
31	4	Villalpando 1N	14-80 Stope	UG Drill
32	4	Villalpando 1N	12-150 Stope	UG Drill

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Figure 9-3 Los Panchos Target shown on vertical longitudinal section with 2011 resource blocks (Cia. Minera El Cubo, 2012)

Some of the targets are incremental additions to existing historic or current stoping areas; others are new mineralized shoots along strike. Scattered historic surface drill holes, underground drill holes, and underground development support some of the incremental targets such as Item 14 and Item 27 (Table 9.1, Item 27; Figure 9-3, Table 9.1, Item 14, Figure 9-4). Target items 4, 9, 10 and 24 also fit this in this group. Others, such as Item 1 can be deduced from review of level plans that show development gaps in productive areas. Many of the modern day targets were not considered as such years ago when grade cutoffs were much higher due to lower metals prices.

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Figure 9-4 Asuncion Vein Target, vertical longitudinal projection, existing resource blocks (Source: Cia. Minera del Cubo, 2012).

The Villalpando-Cebolletas trend (Item 23,Villalpando Gap), La Loca-Dolores (Item 2) and deep Dolores (Items 24), and deep projections on the south end of the Villalpando vein (Item 4) represent significant tonnage potential. These targets all have associated positive indications from drill holes or development sampling (e.g., Figure 9-5).

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Figure 9-5 Villalpando targets in the Capulin area showing reserve (red) and resource (yellow) blocks and favorable drill hole intersections.

The proposed 2012 exploration budget presented in Section 26 of this report covers testing of several readily accessible targets from the surface and underground.

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10   DRILLING

10.1   General Discussion

Diamond drilling at the El Cubo mine is conducted under two general modes of operation: one by the exploration staff (surface exploration drilling) and the other by the mine staff (production and underground exploration drilling). Production drilling is predominantly concerned with definition and extension of the known mineralized zones in order to guide development and mining. Exploration drilling is conducted further from the active mining area with the goal of expanding the resource base. Drilling results from both programs were used in the mineral resource and mineral reserve estimates presented in this report.

Clark (2009) provided a brief history of exploration drilling prior to 2009, which was carried out by, or on behalf of AuRico and previous operators. To date, all drilling completed at the El Cubo mine has been diamond core. The drill holes are generally oriented to intersect the veins at as large an angle as possible. Drill holes are typically drilled from the hanging wall, perpendicular to, and passing through the target structure into the footwall. The drilling design is to avoid intercepts with angles less than about 35° to the target, and most are between 45° and 90°. Surface drill holes are typically HQ to NQ in size.

Drill hole spacing is variable, ranging from 20 m to greater than 50 m for underground drilling. Surface drilling programs appear to be designed for approximately 50 m spacing.

On the drill site, the drill set-up is surveyed for azimuth, inclination and collar coordinates, with the drilling subject to daily scrutiny and coordination by El Cubo’s geologists. Since 2010, surface holes are surveyed using a Reflex multi-shot down-hole survey instrument normally at 50 m intervals from the bottom of the hole back up to the collar. The survey data obtained from the drill holes are transferred to the databases and corrected for local magnetic declination. Information for each drill hole is stored in separate folders.

The full drill core boxes are collected daily and brought to the core storage building where the core is laid out, measured, logged for geotechnical and geological data, and marked for sampling. The author inspected the core storage facility and reviewed procedures with El Cubo geologists, as described in detail in Section 12 of this report.

When assay results are received from the laboratory, they are merged to an EXCEL database for interpretation in Autocad® software. The starting and ending point of each vein and/or vein/vein breccia intercept is determined from a combination of geology notes in the logs and assay results. Using approximate vein and drill hole orientation information a horizontal width is calculated for the intercept. The centerpoint of the intercept, horizontal width, and gold and silver assay values are plotted on vertical longitudinal projections of each vein. These are used to guide further drilling, interpret mineralization shoots, and as the basis of polygonal resource estimation.

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10.2   Underground Drilling Programs, 2009 - 2012

Underground drill holes are a significant component of the El Cubo mineral resource estimate, but are less significant with regard to estimated mineral reserves. From November 2009 to December 2011, CMC and Servicios Drilling of Hermosillo conducted exploration with small-to-medium size underground air and electric-hydraulic rigs (Table 10.1) . From October, 2011 to January, 2012, Servicios Drilling conducted diamond drilling using a Termite rig completing 14 holes totaling 550 m. Current underground drilling is conducted by a CMC-operated CP65 diamond drill rig retrieving small diameter core. Underground drilling consists of generally short holes that offset known mineralization. In many cases these offsets are directed downward below the lowest working level to test for extensions at depth. Due to a lack of available drill platforms, few drilling fans are extensive enough to define ore shoot geometries, but they are excellent indicators for exploration. The mine will need to significantly increase the scope and quantity of drilling information in order to facilitate mine planning and maintain resources and reserves depleted by production.

Table 10.1 El Cubo Underground Definition and Exploration Drilling, 2009 -2012

Year	No. of Drill Holes	Meters
2009	45	4,275
2010	30	2,340
2011	8	750
2012	14	680

Surveyors record the collar coordinates of each hole and measure the azimuth and dip at the collar with a survey rod. The geologist logs on a paper form and enters the information at the keyboard. Once the core intervals for sampling are marked and recorded, all core from each sample interval is removed and bagged for assay retaining no sample in the core boxes.

10.3   Surface Drilling Programs

In September 2009, AuRico launched a series of drilling programs at the El Cubo mine that extended through the beginning of 2012 (Table 10.2) .

Table 10.2 El Cubo Surface Exploration Drilling Activity, 2009 - 2012

Year	No. of Drill Holes	Meters
2009	44	8,020
2010	43	16,120
2011	59	15,790
2012	6	1,765

The programs tested a variety of targets with an interruption in 2010-2011 due to the general labor strike.

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10.3.1  2009 Program

This near-mine exploration program was focused on two targets in 2009, the San Cosme vein in the Phoenix deposit, and the intersection of the Dolores SE and Capulin vein-faults in the southern portion of the claim block.

The work on the Dolores SE – Capulin target area was successful in discovering both narrow high-grade vein mineralization, as well as thick potentially bulk-mineable deposits of lower grade mineralization at the intersection of the two structures. The geology of this discovery consists of two perpendicular vein-faults with wide zones of 10 to 50 m of alteration and sheeted veining, mixed with argillic alteration.

10.3.2  2010 Program

The results of the 2009 drilling program at Dolores SE – Capulin encouraged AuRico to undertake an infill drill program in the first quarter of 2010. AuRico had five surface core drill rigs working by the time operations were shut down by a labour action in the first week of June 2010. At the time of shut-down, the surface exploration program had tested targets at Dolores, Capulin, Villalpando Sur, Villalpando Gap, Puertecito, and La Cruz. All of these targets, with the exception of the Villalpando Gap, produced drill intercepts with assay values at, or above underground cut-off grades.

The El Cubo mineral resource and reserve estimates increased based on the 2010 drilling results for the Dolores and Capulin targets. Given the success of the 2010 program, AuRico planned to resume the exploration drilling in 2011, including possible work on additional targets identified in 2010.

10.3.3  2011 Programs

10.3.3.1 Dolores SE (Dolores 2) Program

With the labour disruption successfully resolved on February 23, 2011, the 2010 exploration program resumed in July 2011, with focus on step-out and in-fill of the 2009 Dolores SE vein discovery, now called Dolores 2 vein. Drilling successfully delineated an 1100-m long deposit with the potential to be mined underground. AuRico also recognized the potential to develop a lower grade envelope of mineralized material, principally in the crown pillar of the Dolores mine that may be amenable to heap leach processing. Surface drilling in the Villalpando Gap target area intersected encouraging mineralization with assay values exceeding current cut-off grades and the potential to be mined from existing workings.

In 2011, surface drilling on the Dolores SE-Capulin structure continued with emphasis on drilling the Dolores 2 target and to a lesser extent, the Capulin fault. Some of the data from the 2011 program has not yet been compiled and interpreted. Figure 10-1 shows the surface traces of all of the drill holes to date and the geological setting. The northwest-directed holes test the Capulin fault target and the northeast-directed holes test the Dolores 2 vein. Figure 10-2 is a section across the Dolores 2 vein facing northeast through the drill fan located second to the right side of the figure. The vein is hosted by a fault that juxtaposes Calderones Formation against Bufa Formation rhyolite.

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Figure 10-1 Geology and drill hole location map, Dolores-Capulin Target area

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Figure 10-2 Cross-section looking northwest on the Dolores 2 vein, Dolores – Capulin Target area.

The Dolores drilling program continued into early 2012. Mineral resources are estimated on Dolores 2 and it is a new area of mining with limited extraction of development ore in 2012. There are no mineral resources established along the Capulin fault target itself, though there is some potential to mine near-surface bulk tonnage mineralization at the Dolores-Capulin intersection.

10.3.3.2 Villalpando Gap

In 2011 five of seven holes completed in the small area of drilling on the Villalpando Gap shallow zone (Figure 10-3) reported assay values in excess of present underground cut-off grades, with the best hole reporting an interval of 30.1 m of 3.64 gpt Au equivalent, including a core section near the bottom of that intercept with 11.4 m grading 7.57 gpt Au equivalent. Endeavour plans to return to this zone in 2012 and drill off this pattern to appropriate spacing for resource estimation. The 2011 drilling tested a 100 m strike and 150 m dip on the vein, but further drilling could test a potential for 100,000 to 200,000 tonnes of narrow vein ore.

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Figure 10-3 Geology and drill hole location map, Villalpando Gap Target area

10.3.4   2012 Program

In 2012, AuRico planned a 46,600 m surface and underground drilling program with a primary focus on three principal targets; Dolores-La Loca, Cebolletas and Villalpando Sur. After completing 6 drill holes in early February, the surface exploration drilling was put on hold subject to AuRico completing a purchase and sale agreement of the El Cubo mine to Endeavour.

10.4    Direct Surface Drilling Costs

The majority of surface diamond drilling completed at El Cubo has been conducted by Servicios Drilling, S.A. de C.V. (Servicios). Servicios holds no interest in AuRico and is independent of the company. In 2011, AuRico tracked drill productivity and costs for Servicios from July 2011 through January 2012. Using two drill rigs, drill productivity averaged 1972 m per rig per month.

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Figure 10-4 El Cubo direct drilling costs – July, 2011 through January, 2012.

Average yearly direct drilling costs for the El Cubo project through January 2012 were US$85/m (Figure 10-5).

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11   SAMPLE PREPARATION, ANALYSES AND SECURITY

The samples used in the mineral resource and mineral reserve estimates include both diamond drill core and underground chip channel samples. Routine samples at El Cubo also include truck samples, car samples, muck samples, belt samples, process and tailings samples, and doré bullion samples. Aside from their functions in maintaining good operations performance, the other samples are important for resource validation and reconciliation of production to reserves.

Small diameter core drilled with El Cubo’s own compressed-air powered drill is used only for short term planning. Samples from this core are treated like production and test hole samples, and are prepared and assayed at the El Cubo laboratory.

11.1   Chip Sampling

El Cubo employs standardized procedures for collecting underground grade control chip samples, and these procedures are documented in a detailed, illustrated manual. Chip channel sampling is carried out daily in accessible stopes and development headings by mine sampling technicians. Samples are located by measuring with a tape from known survey points. The samples are cut perpendicular to the veins at approximately 2 m intervals along drifts. Sample locations are cleaned and marked with two parallel, blue spray paint lines to guide the sampling. Chip channels are cut on all vein faces in drifts, crosscuts, raises, and stopes. On faces and raises they are cut perpendicular to the dip of the vein to approximate true width. Stopes are sampled across the roof (back) following the profile of the working (Figure 11-1).

Figure 11-1 Chip sampling across Dolores Vein, Rebaje 220.

The chip channels are divided by geological classification into a number of samples depending on the position of the vein or veins. If the mine opening is on a single vein the ideal sampling is a sample of the wall rock on each side of the vein, and one sample of the vein. If there is more than one vein present, or it is divided by waste rock, then each of the divisions is sampled separately. The chip channels are cut approximately 10 cm wide and 2 cm deep using a hammer and chisel. The rock chips are collected in a net, placed on a canvas, and any fragments larger than 2.5 cm are broken with a hammer. The maximum sample length is generally 1.5 m and minimum sample length is generally 0.2 m, though a few samples are taken over as narrow a width as 0.1 m.

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The samples tend to be large for the bags provided and are reduced in size at the sample site to 500-900 g by quartering. Care is taken to collect all of the fines for the selected quarters. The samples are sealed in plastic bags with a string and sent to the company laboratory. The author notes that the sample mass collected is relatively small for precious metal deposits, and that the field size reduction is inappropriate and not in line with exploration best practice Items 6 and 9 as defined by CIM in its Exploration Best Practices Guidelines. The author recommends that a consistent sample volume be collected and that sample size reduction be performed in the laboratory after appropriate crushing steps to ensure that samples are representative.

The samples are sealed in plastic bags and transported to the El Cubo laboratory at the mine site by AuRico personnel. Sample locations are plotted on stope plans using CAD software. The sample numbers and location data are recorded in a spreadsheet database. Upon receipt of assays, technicians and geologists produce reports used for day-to-day monitoring and grade control.

11.2   Production Sampling

11.2.1   Muck Samples

El Cubo geologists and technicians attempt to sample as much production muck as possible from drift development and stopes. This task is carried out on a daily basis depending on the coverage available. Approximately one sample is collected for every 20 tonnes of muck. Samples are either taken directly at the location of the most recent blast, from the scoop buckets as the area is being cleaned, or from stockpiles. The technician marks different positions on the muck pile for sampling with spray paint and fills a number of separate bags from different parts of the each pile. These samples are tagged with location and date information which is recorded in sample books. If a pile is suspected waste and marked as such with paint, the geologist may place numbered washers in the muckpile to be recovered by the mill belt magnet in case the material is accidentally shipped for waste.

Assay results from the muck samples are usually available within 24 hours, after which the decision is made to send the muck to the mill for processing or to use as backfill. The results from each heading and stope are tracked in spreadsheets and are used to report mine production. The muck sample data are also used as input to reconciliation calculations of mine production to mineral reserves, discussed in Section 15.5.

11.2.2   Truck and Car Samples

Car and truck samples are a discrete type and group of routine production samples that more closely represent what is actually sent to the mill. Car samples are taken by hand out of the ore cars before they are dumped in the coarse ore bin. Ideally, one sample is taken for every 20 tonnes of muck as the cars are being loaded at Level 600 for direct rail transport to the Las Torres mill, and one sample is taken from every truckload in the surface haulage. This does not happen on a systematic basis. Most areas have no car or truck sampling on night shift and weekends. Even during regular shifts, this sampling is often omitted so the samplers can go to areas that are considered a higher priority. The truck samples are typically collected during the dayshift by geology department technicians who take advantage of a special platform (Figure 11-2).

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Figure 11-2 Sampling production from haulage trucks.

The samples are collected by hand and an effort is made to collect a variety of fines and coarser fragments. The ores are generally comingled from different areas, thus the information collected is shift and date, with each sample representing a single truck. The exact source of the ore can’t be determined, unlike the in-mine muck samples. Tonnage is assigned using truck factors. The production samples are comparable to some degree to mill belt samples, but are not identical due to the time lag in processing material from the coarse ore bins, and the different material size at the point of sampling—mechanically crushed samples versus truck run-of-mine material.

11.2.3   Mill Samples

The mill head at 12.7 mm (½”) crush size is collected from a swipe across the belt every 15 minutes by an automatic sampler and is composited to samples representing 6 hours of operation, or 4 samples per day (Figure 11-3).

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Figure 11-3 Belt sampler for taking mill head sample

Moisture samples are collected from the same point every 6 hours. Moisture varies from a rough average of 2.5% to 3.5 to 4.0% during the summer rainy season.

Tails samples are taken every 30 minutes with a suspended can that samples the tailings stream manually at two points where the tails exit the last cells in each bank. Mill samples are prepped at the Las Torres plant, where separate prep areas are maintained for head, tails, and concentrate samples.

11.2.4   Doré Samples

Doré is poured at various times during each month at the El Tajo plant in batches of approximately four 25 kg ingots (bars). The bars have concentrations of approximately 1.6 % gold and 88.4 % silver. In order to take samples of the doré, a small bar or plate of doré is poured for every two bars. The sample plate is cut with an electric saw in order to obtain a sample. Nine cuts are made in the plate with the saw in order to extract a small amount of doré called a “rebaba” (burr). The burr is sifted through a 20 mesh screen in order to remove all large particles and assure that the assay is representative. A 100 g composite sample is made from all the doré plate samples that are collected in a day. The samples are rolled and quartered to homogenize them with a 15 g sample going to assay, discussed below.

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11.3   Exploration Drill Sampling

The management, monitoring, surveying, and logging of surface exploration holes are carried out under the supervision of the El Cubo exploration staff. Production and other underground exploration holes are managed by the mine geological staff. All of CMC’s surface and underground exploration samples are processed at the El Cubo core facility (Figure 11-4).

Figure 11-4 El Cubo core storage and processing facility.

The core from the ongoing underground drilling is logged, sampled and stored at the same locked core facility and in the same manner as the surface core. The facility was recently expanded and is of sufficient size to handle exploration logging and storage for the foreseeable future. The core facilities are windowless and are kept locked when not in use.

No surface diamond drilling is underway at the present time. The following paragraphs describe the sample collection procedures used in the 2010 – 2012 exploration programs.

Core from diamond drilling is placed in boxes which are tied shut at the drill site. El Cubo personnel transport the core to the central core facility. Sample handling at the core facility follows a standard general procedure, during which depth markers are checked and confirmed; the outside of the boxes are labeled with interval information; core is washed and photographed; and the recovery and modified rock quality designation (RQD) are logged for each drill hole.

The geology of the core is logged and the geologist marks potential mineralized zones for sampling. Sample lengths are determined, where possible, by mineralogical or lithological characteristics. Samples are taken where the geologists believe there is a reasonable chance of obtaining significant results and where sampling is required for continuity of assay data. The core generally is not sampled over the entire length of the drill hole. Minimum sample length is 0.5 m, and maximum sample length is 2.0 m. Sample lengths average approximately 1.7 m in the database, but the assay database shows significant numbers of sample intervals as short as 0.05 m to a maximum routine length of 3.0 m. A cutting line is drawn on the core with a coloured pencil, and sample tags are stapled in the boxes or denoted by writing the sample number with a felt tip pen, evidence of the latter the practice observed by the author.

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Figure 11-5 Split core showing core intervals after sampling.

The core samples are taken by mine geological technicians working under the direction of the mine and exploration geologists.

In the past, the exploration samples were taken by splitting the core in half using percussion splitters. The core is now split using a diamond saw. Half of the core is returned to the core boxes for storage. The other half of the core is placed in sealed plastic sample bags for shipment to the laboratory. Small-diameter underground core is sampled completely, leaving no core in the boxes after assay. Prior to 2009, the exploration samples were mostly sent to ALS.

No underground exploration drilling is underway at the present time. The following paragraph describes the sample collection procedures used in the last exploration program.

Core from underground exploration drilling is treated in much the same way as with the surface drilling except for the following differences: Minimum sample width is 0.5 m. Maximum sample width is 1.5 m, except where core recovery is very low and a longer sample length is needed to get sufficient sample mass. Average sample length is approximately 1.2 m.

El Cubo owns a small, air powered drill that it uses for drilling test holes and definition holes for short term mine planning. Core from this drill is small in diameter so samples from these holes are not split. The entire core diameter is sent for sampling, and the unsampled intervals of core are discarded.

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During 2009, SGS, Durango, MX, a certified laboratory, became the primary laboratory. The split core was sealed and trucked to the SGS lab via an SGS truck then submitted to crushing, pulverizing and splitting of a 200 g pulp, and subsequently fire assayed for gold and silver with an atomic absorption finish. In 2010, AuRico commenced using a four-acid digestion with an atomic absorption finish for silver. The SGS assay certificates report results of in-house repeat assays but no standards results. While assay standards and blanks are normally run as internal quality control at certified labs the author has not verified that this is the case for the El Cubo drill holes. Some holes, or portions of holes, were assayed at the uncertified El Cubo laboratory.

Routinely, ALS and SGS sent the reject and pulp material back to the El Cubo mine for storage.

11.4   Sample Preparation and Analysis

The mine maintains sample prep facilities at the Las Torres plant for process samples, and an uncertified laboratory at the El Tajo plant for concentrate, doré, mine production samples, and underground exploration drill core. The El Cubo assay laboratory is set up in three buildings. One building is for sample preparation, one building is for fire assay with gravimetric finish, and one building contains the atomic absorption facilities. The facilities are located within the Tajo compound and are fenced and guarded 24 hours per day.

The fire assay lab is capable of processing 450 to 500 analyses per day, and is equipped with three gas-fired furnaces and two Cress electric cupel ovens (Figure 11-6).

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Figure 11-6 Cupelling oven at El Cubo lab.

The wet lab is equipped with a PE400 atomic absorption spectrometer (Figure 11-7). Approximately 120 AA analyses can be run per day in two shifts. Some surface exploration core has been prepared and assayed at the El Cubo lab.

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Figure 11-7 Atomic absorption spectrometer for concentrate and doré samples.

The lab has a weighing room and electronic balances of suitable precision for fire assaying. Overall, the facility is cramped and much of the equipment is old, thus renovations and equipment replacement will be necessary to accommodate future needs and to improve the quality of results.

11.4.1   Underground Drilling and Production Samples

Clark (2009) describes the preparation protocol which is still in use with minor changes observed during the site visit. Concentrate samples are dried and prepared in a separate room from all other samples. Mine samples are dried at 100°C in two undersized dryers located inside the sample preparation building. Once dried, the lab assigns lab numbers to the samples and sorts them.

The crushing and pulverizing system for muck and grade control samples uses a three step process. The initial crush uses a jaw crusher to reduce the sample size to about 2 to 3 cm. The sample is then passed through a cone crusher to reduce the size to about 4 mm. A split is taken with a riffle splitter and the sub-sample is passed through a horizontal Bico disk pulverizer. A 75 - 150 g sample is taken from the resulting 100 mesh material by spreading the 100 mesh material out on a sheet of neoprene and removing portions of the sample in a grid pattern, using a small spatula. The sample is next mixed using the hand rolling method on a rubber mat. The homogenized sample is placed in a paper envelope. A 30 g sample is taken from the envelope and placed in a crucible with a suitable charge and then the sample is assayed for gold and silver using conventional fire assay techniques with gravimetric finish.

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11.4.2   Mill Samples

Mill samples are prepped at the Las Torres plant, where separate prep areas are maintained for head, tails, and concentrate samples. The head sample is collected in a bin beneath the conveyor belt below the belt sampler (Figure 11-3). Every six hours, the bin containing the sample is removed and replaced with an empty bin. The full bin is emptied on a cement pad and the sample is thoroughly mixed with a shovel in order to homogenize the material. The homogenized sample is flattened into a disk shape and cut in quarters. Opposite quarters are removed and put back onto the conveyor. This homogenization and quartering process is repeated until about 20 kg of sample remain. This sample is sent to the Las Torres sample preparation facility where it is reduced to 5 kg by splitting. The 5 kg sample is crushed in a two-step process similar to that used at the El Cubo lab. The crushed sample is reduced to about 800 g using a riffle splitter, and the 800 g sample is pulverized in the same way as at El Cubo. From the 800 g pulverized sample, 150 g is split out and sent to the El Cubo lab for fire assay. The fire assay is conducted in the same manner as is used for the production samples.

The concentrate is sampled using a pulp cutter which is installed at the feed to the concentrate settling tank. A cut is taken every 30 minutes, resulting in the collection of a 40 l sample in every 6 hour shift. The sample is decanted, taking care not to lose any solids. The decanted pulp is homogenized by hand and about 3 l is removed and formed into a disc shape, weighing about 1.5 kg. At the El Tajo lab the sample is dried in an oven for 30 minutes in order to remove all remaining moisture. The dried sample is rolled flat, taking care not to affect the particle size. It is then homogenized on a rubber mat and a 500 g sample is removed. This sample is pulverized in the disc pulverizer for five minutes. The pulverized sample is re-homogenized on a rubber mat, spread flat, and the final sample is collected using a spatula and taking samples in a chess board pattern. The fire assay charge used is 5 g for concentrates.

Approximately 10 to 12 l of tailings is collected every 6 hours from each of the flotation tanks. This sample is carefully decanted in order to not lose any solids. The decanted pulp is homogenized by hand and approximately 3 l is removed and formed into a disc shape, weighing about 1.5 kg. The tailings samples are prepared and assayed at the El Cubo laboratory.

Valves connected to the pipes for the pregnant solution and the barren solution in the El Tajo concentrate leach facility are left slightly open in order to take samples of these solutions. The solutions drip into containers that collect 18 l every eight hour shift. Each container of solution is homogenized and a 2 l sample is sent to the El Cubo laboratory for analysis by atomic absorption spectrometry.

For doré samples, the El Cubo lab makes five 1-g charge assays by adding lead and cupeling the charge directly. The bullion buyer performs similar tests, and if the results vary more than contract limits a referee’s assay is used. The bars are approximately 88% Ag and 1.5% Au, the balance being various impurities, principally Zn from the Merrill-Crowe process and minor Pb and Cu.

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11.4.3   Surface Drilling

According to Clark (2009), the exploration samples from the exploration drilling programs were generally sent to ALS-Chemex (ALS), a certified laboratory, for analysis prior to 2009. In 2009 and prior to the labor strike in 2010, it appears from AuRico records that drill hole prep and assay was performed at the El Cubo mine laboratory.

From 2010 - 2012, AuRico used SGS Laboratories, Durango, Mexico as the primary laboratory at the following location:

SGS DE MÉXICO, S.A. DE C.V.
Servicios Minerales
Laboratorio Durango 2° de Selenio y Aluminio-Cd. Industrial
Durango México
Tel: (618) 814-0932
Fax: (618) 814-2736
Web: www.mx.sgs.com

The split core was sealed and trucked to the SGS lab via an SGS truck. The lab performed crushing, pulverizing and splitting to a 200 g pulp. The assay certificates do not list preparation procedures and the author is not aware of any special handling for the exploration samples at SGS Laboratories. In 2010, SGS performed some analyses using a four-acid digestion with an atomic absorption finish for silver. The main procedures for Au and Ag were FAA313 and FAG313, respectively atomic absorption finish and gravimetric finish. Some Ag analyses on low-grade samples are AAS42E, AAS21E, and ICP14B.

11.5   Sample Quality Control and Quality Assurance

11.5.1 Field Quality Assurance

Sample quality assurance procedures underground include careful marking of the sample lines across the faces or backs of the heading, recording measurements from known points to locate the samples, and measuring each sample length with a tape. Samples are collected carefully onto a canvas, conserving all material. Oversize pieces are broken up, then the sample is rolled, coned, and quartered at the sample site to reduce sample volume. Samples remain in the custody of the technicians and geologists who collected them until they are delivered to the El Cubo lab.

Underground muck samples are collected in a manner to reasonably represent the different size fractions in the muckpile. The sampler includes fistfuls of fine material, pieces up to half of a fist-size, and takes a few chips from larger rocks or boulders. The time, date and location of the samples is recorded and stored in a spreadsheet database. These same principles are applied to the collection of truck samples. The samples remain in the custody of trained technicians who deliver them in person to the El Cubo laboratory.

Quality control samples are not currently inserted in the field. Historically, some chip sample duplicates were taken, but whether they were quartered splits or true duplicate samples is not known. The author is of the opinion that the mine should establish a field duplicate sampling program consisting of collection of a second sample in one of the intervals in a sample line each shift by each crew to gain insight into sampling precision in the mine. Sample size reduction should not be performed in the mine, but should rather be done in the laboratory. Samples should be sized according to the length of the sample, and if necessary a larger bag should be used to hold the entire sample volume until it can be properly crushed and split in a lab setting.

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11.5.2   El Cubo Laboratory Quality Control Procedures

Clark (2009) discussed quality control procedures in use prior to, and through mid-2009 for production, mill, and drill core processed in the El Cubo mine laboratory. The program up to that time included the insertion of analytical or coarse blanks, commercial standards and duplicate samples and assays. For drill holes, each assay batch included one blank, one duplicate and one standard reference control sample. Duplicate assaying, except for mill samples, was discontinued during 2007, but was re-instated in 2008.

The mine had a program of check assaying using principally ALS-Chemex, but the procedure and frequency of checks was not formalized. Check assaying showed no problems with the original results from the El Cubo laboratory.

The author’s comments are based on the laboratory visit he made in June, 2012. One laboratory standard, Rocklabs’ OxH97 gold standard (Figure 11-8), was available on site at the time of the visit.

Figure 11-8 Control chart for El Cubo laboratory, June, 2012, Rocklabs Gold SRM OxH97.

The data for a period in June, 2012, presented on Figure 11-8, are displayed using a template supplied courtesy of Rocklabs. The chart shows room for improvement against the standard with >5% RSD and a low bias (-4.8%) against the certified value. The period and the standard suite presented are so limited that little can be concluded as to the historical accuracy of the El Cubo laboratory.

Laboratory procedures described to me by mine exploration staff include insertion of silica sand, but no silica sand was on hand during the site visit. The mine supplied results for only 9 blank samples, which is an insufficient number of samples upon which to make any conclusions about sample contamination which these blanks are supposed to control.

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Duplicate assays are run on a split from every 25th pulped sample. The laboratory has data for internal checks for a period spanning mid-August through September, 2011 (Figure 11-9).

Figure 11-9 Internal pulp duplicate assays for production samples, Aug-Sep, 2011.

The precision of the gold data set is 26%, as defined by the coefficient of variation of the relative mean squares of the differences (RMS CV), whereas a target RMS CV of 5 to 10% for internal lab duplicates is desirable. The RMS CV for Ag in the same data set is 17%.

The author was told that protocols call for the selection by the laboratory manager of one sample pulp per day to send in a monthly batch to SGS Laboratories, but for reasons unclear this is not currently done. The mine provided a data set comprising only 19 check assays performed at SGS Laboratories in December, 2011. The data are insufficient to support conclusions about precision and accuracy of the El Cubo laboratory.

Check assays from underground exploration and definition drill hole pulps are available from a limited group of 18 holes, series CUDG-638 to CUDG- 738 (Figures 11-10, 11-11). The time period represented is January, 2009 to February, 2010, and the holes were drilled with a variety of drilling rigs by contractors and by the mine. Inter-lab precision is very poor using the RMS CV statistic which is 79% for the set with a similar result for gold. The El Cubo laboratory is low-biased against SGS as it is for a different time period compared to standard reference material, discussed above.

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Figure 11-10 Bias check, underground drill holes between El Cubo and SGS Laboratories – silver.

Figure 11-11 Bias check, underground drill holes between El Cubo and SGS Laboratories – gold.

11.5.3   Mill Samples

Mill samples, approximately 20 in all comprising principally the head, tails, and concentrate samples, have a separate quality control protocol. Mill samples are routinely run in duplicate. The atomic absorption spectrometer is maintained under an outside service agreement on a monthly basis. The laboratory has 3 calibration standards and standards for 5, 10, 20, 50, 100, and 150 ppm Ag.

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Available information on lab precision is limited to short periods from 2011. The mill performs duplicate assays of head, tails, doré, and concentrate samples (Figure 11-12).

Figure 11-12 El Cubo laboratory pulp duplicates for mill head samples, August – September, 2011.

The head sample data span the same period as the production sample duplicates. The RMS CV of the set is 17% for Au and 20% for Ag, precision values higher than the target 5 – 10%.

El Cubo laboratory pulp duplicates for the period November to mid-December, 2011 return RMS CV’s of 24% for Au and 17% for Ag, precision values higher than the target 5 – 10%.

El Cubo laboratory concentrate duplicates for the period August to mid-September, 2011 return RMS CV’s of 6% for Au and 3% for Ag, acceptable precision values after removal of one outlier gold sample pair.

11.5.4   Exploration Samples

In 2009, AuRico began using SGS’s facility in Durango for drill core assays from El Cubo, although a batch of samples was sent to ALS Chemex as recently as December, 2011. Also, in 2009, some holes were assayed in the El Cubo mine lab with no standards or blanks submitted. Because of this, two drill holes, C-478 and C-479 are considered suitable only for Inferred mineral resource estimation. A small number of check assays performed at SGS were done for these holes. The AuRico program used commercial standards from OREAS comprising three low-grade, one intermediate-grade, and two high-grade standards (Figures 11-13 to 11-18). Up to hole C-524 in the sequence, only a portion of the holes have recorded standards data in the database. From C-524 onward nearly all holes have standard control. The data are displayed using a template supplied courtesy of Rocklabs.

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Figure 11-14 Control chart for gold standard OREAS5Pb.

Figure 11-15 Control chart for gold standard OREAS53Pb.

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Figure 11-16 Control chart for gold standard OREAS15Pb.

Figure 11-17 Control chart for gold standard OREAS54Pa.

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Figure 11-18 Control chart for gold standard OREAS10Pb.

The charts are for batches of gold assays sent from C-263 to C-606, the highest number in the sequence of Dolores 2 zone exploration drilling, except the ones for standards OREAS15Pb and OREAS4Pb which span drill holes C365 – C604 and C406 – C595, respectively. Four of the six charts contain out-of-control analyses that don’t exceed 5% of the total. Three consecutive poor results for OREAS10Pb are a concern. One of them could be a mixed-up sample, tied to a batch of samples from C-566, a hole which is part of Indicated resources. The other two standards associated with the drill hole are within limits.

The very low grade standards, OREAS4Pb and OREAS5Pb, have poor relative precision, especially the former which has a large negative outlier measurement that contributes to the error. The other standards which lie closer to the range of ore grades show acceptable overall precision.

Silver standard data is scarce, comprising 3 standards used, of which only one has chartable numbers of analyses (Figure 11-19). OREAS131a spans the drill program from C-360 to C-604; however, as noted above, gaps are present in the control data for holes before C-524. The results for this standard are acceptable.

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Figure 11-19 Control chart for silver standard OREAS131a.

The database shows that nearly all of the drill holes that have standards also have assays of blank material (Figures 11-20 and 11-21). The author is not certain whether this was coarse blank material or sand.

Figure 11-20 El Cubo exploration blank gold assays.

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Figure 11-21 El Cubo exploration blank silver assays.

The charts for both gold and silver indicate low failure rates. Silver shows more outliers defined by the 1 g/T detection limit, but the potential contamination indicated would have no effect on economic decisions based on assays. The stated detection limits for gold on the SGS certificates are 0.01 ppm for Au and 0.5 ppm for Ag; at a reasonable 5X detection failure criteria only 2 analyses in all are close to this level.

AuRico did not have a program of blind duplicate checks of pulps and rejects. The author compiled internal SGS quality control of 226 duplicate assays from rejects for the September, 2011 and 2012 drilling. The RMS CV is 17% for silver and 16% for gold, reasonable for duplicate assays from rejects.

AuRico assayed drill holes from July, 2009 until the strike in February, 2010 at the Cubo lab and sent selected samples, either pulp or reject material, for check assay at SGS Laboratory. Of the group, 276 checks pass a 1 g/T Ag filter on the data set (Figure 11-22). The precision is very poor (RMS CV = 64%).

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Figure 11-22 Bias checks for surface exploration drill holes, El Cubo assays by SGS Laboratories – silver.

El Cubo is biased significantly low versus SGS. Gold (Figure 11-23) shows similar behavior with low precision and a significant low bias versus SGS.

Figure 11-23 Bias checks for surface exploration drill holes, El Cubo assays by SGS Laboratories – gold.

The negative biases are pronounced above what are currently considered gold and silver cutoff grades.

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11.6   Opinion on Adequacy of Procedures

The author’s opinion is that field procedures for collecting production samples are well-documented and practiced in a reasonably consistent manner across the operation. Field procedures for collection and handling of chip samples should be improved by eliminating size reduction in the field, increasing the sample size, measuring samples to at least the nearest 10 cm, sampling to represent the entire area of the face rather than just the assumed economic zone, and assigning coordinates to each sample in the database from more accurate survey measurements.

Muck and truck sampling are performed well, and the practices appear reasonably uniform across the operation. The program does not fully sample production due to staff limitations, but it is routine and provides useful information.

Mill sampling equipment and procedures appear reasonably correct and consistent, including sample points and frequencies that allow representation of the feed, intermediate process products, concentrates, tailings, and doré.

The best that can be said about the El Cubo laboratory sample preparation at the El Tajo mill is that practices are consistent and performed by experienced staff, with the exception of the wet lab housed in a different building. Neither the equipment nor the procedures are industry standard. The fire assay lab is in need of a complete renovation with replacement of most of the existing equipment. The laboratory QA/QC system is for all intents and purposes non-existent at the present time.

Production sample control data is available for only short periods for which the El Cubo laboratory has compiled results for a single recent standard, for blanks, and check assays of underground core at SGS Laboratories from 2009. The standards and check assays indicate an apparent consistent low-bias for both gold and silver at economic grade ranges at El Cubo versus the commercial laboratory, although the standard results have overall acceptable error ranges. The limited check assay data indicate possible precision problems arising from sample prep, assay, or both. While the scope and magnitude of quality control procedures varies at different operations, the author is of the opinion that the program at El Cubo is not in the upper tier.

Limited outside lab check assays from the 2009 surface exploration program indicate that for a possible variety of reasons, El Cubo lab assays tended to be low-biased against the commercial laboratory, SGS. Most assays were performed without using standards during this period. Drill holes from this period that support resource blocks are not considered as potential mineral reserves pending re-assay. From 2011 – 2012 all assaying was done at commercial labs, principally SGS. AuRico included standards and blanks with these submissions that demonstrate overall adequate performance in assumed economic grade ranges. Limited SGS internal precision checks support their assays, although AuRico did not perform its own checks.

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Overall, custody and security of production samples is adequate through a series of handling steps from the underground mine to staging and prep areas, and at the on-site laboratory. The security and storage of exploration drill holes is adequate. The procedures and facilities are sufficient for continuing exploration programs.

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12   DATA VERIFICATION

The author validated data in areas critical to the resource base and mining operation during site visits and follow-up review using auditing techniques developed over the course of his career and with regard to audit points in widespread industry use. In addition to reviewing general practices, procedure documents, and in-house reports, it is standard to select specific areas for detailed checking in order to validate data and ensure the integrity of databases. The author followed this path in auditing the El Cubo database and this was the focus of visits and inspections of specific data from June 11 -15, 2012. No independent samples have been taken by the author, however he is of the opinion that it is not necessary to verify the presence of gold and silver because this is an operating mine with a long history and because the mineralization was verified by visual inspection at many locations, including inspection of the final doré product.

12.1   Knowledge Base

The El Cubo mine is distinguished from most other mines by its long, rich history and by the people who staff it, several of whom have up to 27 years of engineering and geology experience from this mine alone. For this reason, it is possible to get answers to questions about past practices and mining, particularly the mined-out status of specific stopes and how they are accessed. The validation of resources and reserves benefited to a considerable extent from the experience inherent in the professional workforce, as well as the data at hand. On the other hand, much of the current senior management, although experienced in other mines, have very short experience at El Cubo and will need the support of the other professional staff for some time to come.

The mine database spans at least 99 years, based on the oldest map reviewed during the author’s visits. Information varies in quality and completeness; much is in the form of paper maps and sections, which may or may not have been scanned electronically. Much of the basic geologic work in the district was completed many years ago. Some of the geologists are quite knowledgeable about district’s structure, lithologies, and mineralogy, whereas others have limited experience outside of the immediate business of mining the veins. The basic tool used by the geologists and planners is the vertical longitudinal projection, or long section, for which each vein has a system of local reference coordinates. Stopes, access points, and individual reserve blocks are named according to this local reference system, and in general, it seems to be reasonably organized.

The engineering and geology departments have reasonable skills in drafting software but lack industry-standard 3D visualization and resource estimation tools. Ore control data is partially computerized, but only limited historic information is retrievable from databases. Neither the engineering nor geology groups utilize industry-standard database tools for storing, retrieving, and analyzing data.

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12.2   Review of Grade Control Practices

The author bases his conclusions on 5 separate full-day visits to each general working area (Areas 1 – 4), including one general tour and 4 days accompanying the area geologists on their mine beat, as well as examinations of records in the mine office.

The mine visits by the author included the company of an El Cubo mine geologist and in some cases a mine planner or a mine supervisor. In the development headings, the author observed the sampling crews and/or geologists marking the faces for sampling, took photos and movies of the entire sampling procedure from sample collection, homogenizing, quartering, and ticketing the samples. He measured the sample lengths and compared them to the recorded ones, photographed the faces, took measurements of back height, heading widths, sample weights, and sketched the geology of the faces. He also recorded any markups made by supervision for drilling. Where available, the author reviewed the geologic mapping performed by the mine geologists. The author noted the sampling and markup procedures in the cut-and-fill stopes and the effectiveness of the geologic controls in place. He measured stope heights, lengths and estimated widths, visited cut-and-fill stopes in various stages of drilling, mucking, filling, and preparation, as well as five longhole stopes, three of which were completed, one in progress, and one in preparation. He observed areas of mining under, and adjacent to filled and empty historic stopes, both of which compose an important component of mining recovery of resources. The author gained an appreciation of the infrastructure and access to the mineral resources by entering and/or exiting six of the nine principal adits and shafts. The author examined numerous vein exposures and hand specimens displaying mineralization and alteration as part of validation of the geologic model of the deposit. In the author’s observation and opinion, mine grade control practices are reasonably systematic and conform to general practice in northern and central Mexico. These methods are adapted to narrow vein mining in a cut-and-fill mining scheme from methods used long ago in open stope mining such as shrinkage and slusher stoping. The methods are sufficient for a general characterization of the location and strength of mineralization and for guiding the short-range development of resources. The methods and procedures are less than optimal for grade control and are insufficient for measuring and controlling dilution and ore loss. These grade control functions can be improved by: 1) accurately locating the veins in the faces and stopes; 2) measuring the areas of waste and ore in each heading and surveying the same in the stopes; 3) improving the quality and size of chip samples; and 4) improving and formalizing administrative tools such as communication, database, and written markup protocols.

The author observed the surface truck and underground muckpile sampling and is satisfied that these procedures are done to industry standard quality and safety, or better. The geologists put labeled metal washers in the many underground waste stockpiles where they are subsequently recovered on the Las Torres mill belt magnet if any waste is sent for ore. The mill returns the washers and the geologists can use the number to trace the origin of the shipment. This is a good practice and demonstrates the attention of management to maintaining good mine performance.

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12.3   Underground Drilling Information

To prioritize time because underground drilling is a minor component of the resource database, the review of underground drilling comprised inspection of folders containing the drill hole logs. Clark (2009) described to some extent drilling programs prior to, and underway in 2009. For this report, none of the drill core was inspected, but little, if any remains because all mineralized core is sent for assay. The logs are housed in the geology office in a file cabinet. Inspection shows variable amounts of information in the folders; all include a log, and some include a sketch, print-out of the El Cubo lab certificate, RQD and recovery measurements, and a surveyor’s certificate for the hole collar. Holes drilled since late 2009 include more information than those drilled previous to this time. The author briefly reviewed the limited electronic database. It is the author’s opinion that procedures should be upgraded significantly in order to bring a higher level of confidence to drill hole-based reserves. The author feels that the drilling programs performed in the 1980’s, some holes of which inform resource blocks, are actually more reliable because they include complete and detailed cross-sections with certificates from the El Cubo mine lab; e.g. drill holes CP-7 and CP-8 in the Villalpando vein south. These holes are included in mineral reserves. Other underground drill holes are excluded from the reserves but are included in Inferred resources.

12.4   Surface Drilling Information

The author conducted a tour of the mine exploration office to review core records from surface and underground drilling campaigns, principally from 2009 - 2011. He chose four drill holes for a detailed review, C-478, C-567, C-587, and C-606 representing the significant discovery of the offset portion of the Dolores 2 vein and spanning 2009 – 2011. Three of the holes carry approximately 8% of the value of the El Cubo mine’s reserve blocks net of mining cost. The author inspected core logs, recovery and RQD logs, downhole survey measurement logs, and compared the logs to a detailed examination of the split core composing and surrounding the mineralized intervals. He quick-logged and selectively photographed the intervals of core, compared the assays in the database to the mineralization in the core, compared markers for standards insertion in the boxes and shown on the certificates, and noted the marking of sample intervals and quality of the splitting. The author also noted the general storage, security, of records and drill core. The core facility is locked but not under constant guard which could lead to a future break-in. A good deal of core is still stored on pallets, but these are under cover and out of the weather. The helpers in the core shed explained the sample prep and quality control procedures. Quality control procedures could not be verified for the 2009 drill campaign but the core appears to be in good order.

The author reviewed the drill hole database for the 2009 – 2011 campaign. Drill hole information for the 2012 drilling campaign was not supplied to the author nor is it in included in his estimation of mineral resources. The electronic records are in good order except for the assay file which contains some duplicate records and lacks documentation and much useful metadata. The author notes that the drill holes use a correction of 9 degrees east for magnetic declination, but a check of the NOAA website shows that the correction should be approximately 6.2 degrees for 2010, drifting 7 minutes per year.

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The author made a field inspection of the drill sites and verified the NAD27 datum coordinates for each drill hole with a handheld Garmin GPSmap62s except C-478 which is not monumented. The anchor bar for this hole is still visible at the edge of the road where the GPS unit indicates the drill hole is represented to have been collared. The author observed the monumentation of many other holes and finds it to be generally well done for holes drilled in 2010 – 2012.

Using the information from the detailed inspections and interpretative cross-sections generated by the AuRico exploration group, the author selected appropriate potentially mineable vein and vein breccia intervals and re-calculated average grade using both the assays from the assay certificates and the assays in the electronic database. The assay composites for identical intervals only matched exactly in one of the holes, C-567. All of the differences appear to be of two types: 1) transcription errors; and 2) failure to substitute the SGS values for preliminary El Cubo mine lab assays.

The author used an EXCEL-based utility to calculate the horizontal width using the drill hole orientation and the local interpretation of strike and dip of the vein. These results are incorporated in the mineral resource and mineral reserve estimate for Dolores 2 vein, and the author recommends review of the remaining intercepts. Table 12.1 details the changes from the El Cubo mine database and interpretation to the one based on the partial audit performed in the preparation of this report. It shows a provisional net block value that takes into account cutoff grade, milling recovery, and assumed prices. The net block value thus calculated is a guide for illustrating the effect of the audit review. The table demonstrates that the audit of the four drill holes results in a positive change to the block values overall; one hole (C-567) previously not considered for inclusion in Mineral Reserves is potentially economic based on the author’s interpretation of the mineralized intercept.

Table 12.1 Results of Audit of Selected Dolores 2 Vein Intersections*

		Database			Audit		Change in Block Value
DHID	Hwid	Ag g/T	Au g/T	Hwid	Ag g/T	Au g/T
C-478	4.3	319	6.2	6.0	324	5.72	$ 1,091,960
C-567	7.5	144	0.55	5.5	322	1.25	$ 3,735,583
C-587	3.3	376	2.34	2.3	450	2.83	$ (610,757)
C-606	6.3	684	2.37	3.9	578	2.09	$ (3,255,261)

*Hwid = Horizontal width of the vein intercept

Block values in the table are only indicative for illustration of the potential impact of the audit on mineral reserves. The large positive variance in C-567 arises because the previous interpretation interpreted a narrower, probably subparallel vein as the Dolores 2 vein. The negative variance in drill hole C-606 is largely due to a much different interpretation of the angle of intersection of the vein with the drill hole. The net change for the four drill holes is positive; however, given the major changes in this subset of the seven drill holes composing the Dolores 2 Probable mineral reserves (discussed below), the entire dataset should be reviewed and new resources estimated at the earliest opportunity. While these are the most important holes by far in terms of their impact on metal content of the mineral resources, it should not be assumed that changes to other drill holes will be net positive.

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12.5   Underground Sampling Information

The author made a thorough review of all of the longitudinal section resource and reserve blocks and selected a list of 14 blocks from the highest value mineralized stoping areas. The list represented each of the four mining areas, San Nicolas, Dolores 2, El Cubo, and Peregrina, Areas 1 - 4. The indicated net block values of these zones aggregated to over 10% of the net value of the reserves. For each of these blocks, the author asked to review the assay plans showing the block. With the assistance of a mine geologist he re-calculated each block average by typing the individual assays into a spreadsheet, using standard sum and weighting formulas, and applying the same grade capping technique in use at the mine. He compared the results to the mine averages and noted any differences. Most of the calculations in use dated to 2004. The results of these calculations are a negative change of approximately 5% to the average indicative block values (Table 12.2) due to net negative changes to calculated width or grade, or both. One obvious transcription error was found but this constituted less than 1% of the calculations.

Table 12.2 Results of Audit for Production Sample-Based Blocks

Database				Audit
BlockID	Hwid	Ag g/T	Au g/T	Hwid	Ag g/T	Au g/T	Change in Block Value
5-835	4.30	319	6.2	1.05	324	5.72	$ (6,796)
5-602	7.50	144	0.55	0.80	322	1.25	$ (104,775)
5-916				1.41			$ 17,004
5-556	3.30	376	2.34	1.47	450	2.83	$ (88,499)
10-470	7.50	144	0.55	2.04	322	1.25	$ (156,680)
10-1612	3.81	386	4.44	3.36	402	5.12	$ 9,061
CP-7	3.00	542	5.18	3.44	597	5.86	$ 128,535
3+723	1.06	286	4.67	0.00	0	0	$ (1,126,769)
3+733	1.57	286	5.14	0.00	0	0	$ (2,543,948)

The geologists stated that most calculations were done by one individual and there was no check procedure in place at the time. Based on the checks, however, the work appears to have been done within acceptable error tolerances, though a 100% re-calculation and computerization of the resources is recommended. Two newly changed or created blocks had more serious errors from incorrect use of sample data in one case, and an untraceable error in the other. Both of these cases generated downgrades in the blocks in question.

During research on the two Area 1 blocks chosen for audit, one of the mine geologists related that they have already been mined (last 2 entries in Table 12.2) . The author removed these blocks from the potential resources and selected blocks from the next highest value San Nicolas (Area 1) stoping area. The original plans could not be found, nor could any of the plans for the blocks chosen for Area 3. The only evidence for the block averages at hand is long sections that show the handwritten calculations, and some worksheets showing averages of individual sample lines. The geologists say that much data was lost or misplaced during the 2010-2011 strike. Much of it is scanned into electronic files, but it is not catalogued for easy retrieval. While recommending strongly that the resources should be audited and updated at a 100% rate, there is enough evidence overall to support most of the resource blocks. The approach of auditing the highest value blocks removes substantial risk from the resource base, and the blocks with larger variances are updated in the resource estimation with the corrected calculations.

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12.6   Organization

The Las Torres hacienda houses the majority of the geologists and information, but the mine maintains two satellite offices at El Cubo and Peregrina staffed by geologists and technicians. Further, the mine area exploration office and several geologists have their office at the opposite end of the hacienda from the main office. Maintaining these scattered locations makes supervision, communication and data organization problematic.

Geology maps and drill records are largely divided between the main mine office and the exploration office. Maps are not catalogued and many are still unpacked from the movements of information that occurred during the strike. The proposed exploration budget (Section 26) includes a provision for help in organizing the data.

Digital records of drilling data are poorly organized; multiple versions of databases with varying content are in use in the geology group. Data collection is systematic, but changes in ownership and supervision over the years result in a degree of inconsistency in formats and presentation of data. Many maps and sections are out-of-date due to a lack of mine visualization software together with limited drafting support. During the AuRico ownership period a centralized exploration drilling database was apparently maintained in Chihuahua, Mexico, but the mine geology department has had no professional database support. On the positive side, the mine has some very good documentation of procedures, such as a grade control manual and a longhole grade control procedure manual.

Geologists are organized in teams by area to cover the four working areas of the mine. In the opinion of the author, this is a good system and should be maintained. Coverage is only 5 ½ days per week in the mine due to the shift schedules. Two areas are covered by junior geologists; two additional mine geologists will be needed to provide leadership in these areas, vacation and succession coverage, and to bring the mine geology databases up-to-date. The mine presently has sufficient exploration staff to man a significantly greater exploration effort.

12.7   El Cubo Mine Lab Visit

The author toured the El Tajo assay lab to review equipment, procedures, and documentation in the company of the lab manager and her supervisor, the General Manager of Technical Services. The prep lab equipment is antiquated and drying capacity quite limited. To compensate for the lack of oven capacity sample crushing and grinding may occur on any of the 3 operating shifts/day. The mine should invest in new crushing and grinding equipment, splitters, ovens, and ventilation. The gas-operated furnaces in the fire area appear very old with deterioration of the fire brick shielding. Lighting is poor and the working space very tight. The author inspected the cupelling and weighing room and equipment and found them to be adequate although very constricted. Quality control is an issue since only a single commercial standard for gold is inserted approximately every 20th sample. Silver is uncontrolled, nor is there insertion of blank material such as silica sand. The lab inserts duplicates in each fired run. The author weighed several pulp envelopes finding them to range between 50 g and 200 g with an average of approximately 100 g. Screen checks should be performed every shift on pulps and crushed materials. The author is not aware of the existence of a lab procedures manual, nor was he able to obtain digital laboratory QA/QC files for standards and duplicates. The assayers are long-time employees but the supervisor has only a few weeks in the position. In the opinion of the author, the operation will benefit from the planned renovation of the laboratory.

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12.8   Review of Surface Installations

The author visited the Las Torres plant accompanied by the Plant Manager, inspecting the coarse ore bins, crushing, feed conveyors, head sampler, ball mills, Falcon concentrator, flash and conventional flotation cells, cleaner cells, thickening and tails sampling point. The plant is somewhat limited in how it can blend because the ores arrive comingled from Areas 1, 3, and 4. The strategy employed is to separate the more oxidized Area 2 ores in two coarse ore bins in order to control a blend of this material with the primary ore from other locations. The crushing area is very dusty due to inadequate dust suppression. Otherwise, the mill appears tidy and operated normally during the visit. Operation of the plant is expected to terminate in May of 2013 with production shifting to the refurbished El Tajo plant. The author noted that one of the main operating concerns is the quality of electrical service supplied, but he is aware of no condition in the mill that will impede its operation during the term of the lease.

The author visited the concentrate leaching circuit and the refinery at the El Tajo plant. The Plant Manager pointed out numerous mechanical and structural deficiencies which will be partly addressed by refurbishment, but which pose some risk in the short-term. Recovery is currently lower than budget, but is increasing due to a strategy of increasing the recovery to concentrate at the expense of lower concentrate grade. The lower concentrate grade creates some problems in the concentrate leach circuit, lowering the purity of the doré. The pregnant solution recovery installations and the refinery were briefly toured. The author witnessed the preparation of 5 bars of doré for shipment, weighing in aggregate approximately 80 kg. The refinery appears to be in need of replacement.

Security at the whole complex is a problem due to the narrow perimeter at some of the installations such as El Tajo, and the dispersion of various portals, shops, warehouses, and offices over the property. Incidents of trespass on surface and underground are numerous. Incidents involving arms are reported in 2012. All of the facilities that the author observed except for the core storage building appeared to be guarded and gated by a detail that includes 104 security personnel. The security of the operation will benefit from a consolidation of facilities and a continued program of closing old mine openings.

The plant manager drove the author to several of the tailings ponds, pointing out the current construction to raise the dike on pond Cedros #3. The author noted an area of leakage at the toe of the Mastrantos #4 pond and the measures taken to control and remediate it. He observed the extent of reclamation to date and notes that ongoing reclamation work should be re-started and planned as a continual effort. A new tailings pond will be required in conjunction with the refurbishment of the El Tajo plant and the shift of all milling activity to that facility. This presents an opportunity for Endeavour to close Mastrantos #4 and #5. Meantime, it is important to maintain the fencing around the facility. The author notes that it is secured facility staffed by a guard who approved our entry.

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13   MINERAL PROCESSING AND METALLURGICAL TESTING

El Cubo is an operating mine with a long history of milling and concentrating under various scenarios and in at least three different beneficiation plants. Currently, the on-site laboratory has a limited program of metallurgical testing to improve recovery in the flotation process. Testing comprises changes in the dosage of reagents that are currently used and experimentation with new reagents.

The results of recent tests conducted with the promoter Maxgold and Aero Cytec 3473 are presented in Table 13.1 and Figure 13-1:

Table 13.1 Flotation Reagent Tests for Enhanced Recoveries

Test	Addition of Reagents (g/tonne)		Head Grade (g/tonne)		Concentrate Grade (g/tonne)		Tailings Grade (g/tonne)		Recoveries
	Maxgold	Aero 3473	Au	Ag	Au	Ag	Au	Ag	Au	Ag
1	3	105	1.30	71.59	161	7219	0.09	14.9	93%	79%
2	6	105	1.30	72.42	129	6035	0.09	13.1	93%	82%
3	12	105	1.29	69.00	126	5969	0.10	10.8	92%	84%
4	18	105	1.29	69.92	89	4447	0.07	8.5	95%	88%
5	30	105	1.30	70.29	119	5925	0.16	10.5	87%	85%

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Figure 13-1 Recovery curves for maxgold promoter tests.

Metal recovery is 95 % gold and 88 % silver using the promoter Maxgold (Cytec) and concentrate grade is improved with Aero 3473 collector. Metallurgical testing continues using the promoter Maxgold and xanthate to analyze recoveries and grade of concentrate. A plant-scale test is planned with these reagents.

The author is of the opinion that the level of metallurgical testing is appropriate for the El Cubo mine which has a long history of operation and processing and which plans to continue extraction from similar materials during the life of the mine plan.

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14   MINERAL RESOURCE ESTIMATES

14.1   Terms of Reference

The mineral resource estimates presented here were prepared according to the guidelines of the Canadian Securities Administrators' National Instrument 43-101, Form 43-101F1(F), and CIM Estimation of Mineral Resource and Mineral Reserves Best Practices. Mineral resources classifications comply with CIM Definition Standards for Mineral Resources and Mineral Reserves (November 27, 2010).

This section presents updated mineral resource estimates for the El Cubo mine based on technical data and information available as of June 1, 2012. Historical mineral resource and reserve estimates for the El Cubo mine were reported by Clark (2009), and are discussed in detail in Section 6.2 of this report. The current mineral resource estimates were prepared by El Cubo mine staff and the author based on the results of underground chip and drill hole sampling.

Calculations required during the resource estimating process arrive at totals and weighted averages with some variability in precision. Rounding to normalize to significant digits has resulted in minor apparent discrepancies in some tables, and these discrepancies are not material in the opinion of the author.

Resource estimates discussed and tabulated in this report exclude any resources that are located on concessions currently leased from Peñoles.

14.2   Previous Estimates

Information on previous estimates of mineral resources is given in Section 6.2. The author has undertaken his own review of the mineral resource inventory with respect to the available data and Endeavour’s operating plan, as discussed in the following sections. He has not relied on previous estimates and they should not be considered current.

14.3   Database

The master database at the mine is a spreadsheet comprising tabs for each vein, global resource factors and their explanations, and tabs for summarizing the various sheets. The author extracted all of the individual line item resources in the mine master and compiled them in a single table with codes to identify the source of the information, from which the resource estimates are summarized for this report.

Chip sampling data accounts for the bulk of the resource database. The samplers, under supervision of the geologists, record the sample numbers and location information in sample ticket books. These are returned to the mine office for processing by the geologists and data entry clerks. Data necessary to estimate resources is generally maintained in electronic form as spreadsheets. The data is not centrally stored, and resides on various computers and compact discs in the geology office. Older data, some as much as 100 years old, is contained on paper or linen maps. Much of the older data is very well ordered and neatly drafted, showing the mine openings, sample locations, and widths and grades of gold and silver for each individual sample in a sample line. Newer data is recorded in spreadsheets, one for each workplace, and is organized in directories by vein and mining level. Composite grades are calculated using a standard format for subsequent presentation on CAD-generated longitudinal sections.

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Longitudinal sections are the principal tool for displaying the resource blocks and the sample averages used to generate them. Each vein has its own long section, comprising 41 separate resource estimates. Many of these veins are simply splays from the Villalpando vein system and so represent relatively low tonnage and strike length. Maintaining and updating these sections is a challenge, both in terms of the mining advance and resource depletion.

14.4   Sample Capping

Sample capping is applied to all resources as described by Clark (2009): “The mean and the standard deviation are calculated for a group of vein channel samples in a stope block. The high assays are capped using the mean plus 1 standard deviation as the highest assay. Any assays above the mean plus 1 standard deviation are reduced to that level.” Capping is thus applied as directed by the protocol to individual samples regardless of the length represented. This method of sample capping has been applied at El Cubo throughout recent history. Blocks grades, being composites of individual samples, are also capped, discussed below.

14.5   Bulk Density Determinations

El Cubo staff apply a factor of 2.5 tonnes/m3 to convert volume to tonnage. That factor is based on long production experience and some historic measurements of materials reported by Clark (2009). AuRico has a summary table of results of bulk density measurements on five rock types in a suite of 94 samples by water immersion methods. The suite has a mean density of 2.51 tonnes/m3. The author was not shown the raw information, but in view of factors used in other deposits in the district, the mineralogy observed by the author, and the physical characteristics of the vein, the author is of the opinion that the mine’s bulk density factor is suitable for use in the resource estimate. If the current mine staff is unable to find all of the details for the recent bulk density determinations it should test a new suite of representative samples as soon as possible to improve the quality of its mineral resources.

14.6   Assumptions and Key Parameters

Resources are diluted to a minimum mining width of 0.8 m. Estimated blocks are capped to maximum grades of 500 g/T Ag and 9.0 g/T Au. Assumed metal prices are $1575 per ounce for gold and $28 per ounce for silver. Resource blocks above a cutoff of 98 g/T silver equivalent are considered for inclusion in resources. Silver equivalent is calculated with a factor of approximately 50:1 gold: silver.

14.7   Methodology

The mineral resource estimates prepared by the author and presented in this report are estimated by polygonal methods using fixed-distance vertical projections from chip sample lines in the development drifts and stopes, and lateral projections from raises. The average grade of a sample line is the average of the capped assays weighted by their individual lengths. Geologists review grade trends in the sample line averages along the development drifts and group adjacent lines with similar grades together to form resource blocks. The average of a length of vein in longitudinal section is the average of all of the samples in the vein along that length weighted by their widths. The area of a block is the length in section multiplied by the vertical (or lateral for raises) projection. The volume is obtained by multiplying the area by the average width of the vein as sampled and diluted to 0.8 m minimum mining width. Tonnage is calculated by multiplying the block volume by a global bulk tonnage factor of 2.5 tonnes/m3. Each resource block is given a name whose prefix is the level followed by a distance from a reference point, usually a coordinate from the local coordinate system used for the long section. The blocks are tabulated in the master spreadsheet and classified according to distance-to-nearest-data criteria if they are determined to have reasonable potential for economic extraction.

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Figure 14-1 shows a portion of a typical resource (and reserve) longitudinal section. Gray blocks are not considered economic and are not classified. Concentric circles are drawn around the drill hole, BDD-49 in this case, representing Measured and Indicated material. The block shown in the lower left of Figure 14-1 is a more typical chip sample-based block, 5+226, located on Level 5 at 226 m from the local section reference line, classified as Measured. Red blocks meet reserve criteria, and mined-out areas are gray, or blue if mined in 2011.

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Figure 14-1 Portion of typical resource long section (Pancho vein) showing examples of resource and reserve blocks as explained in text (local grid is 100 m spacing).

Many blocks have irregular geometries. These irregular blocks are digitized on the longitudinal sections using the same general construction and classification guidelines, and their associated areas are multiplied by thickness and bulk density to obtain volume and weight in tonnes.

Some of the estimated resource blocks rely on drill hole information, usually a single hole per block. The areas of the blocks are generally defined by circles of a radius of 10 m for Measured and an additional 12 m for Indicated resources.

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Estimation methodology for the Dolores 2 vein is slightly different than standard but is also polygonal. Groups of drill holes are composited into five separate resource blocks digitized on a longitudinal section of the vein (Figure 14-2).

Figure 14-2 Vertical longitudinal projection of Dolores 2 vein polygonal resource detail showing drill hole intercepts, grade and vein widths (green hatch = Inferred, yellow hatch = Indicated, red hatch = Probable reserve not included in resources).

The grade of each block is the mean grade of the drill hole intersections weighted by their respective lengths. Tonnage is derived from the mean of the thicknesses of each intercept, multiplied by the polygonal area and density factor. Block 5 grade is the average of Blocks 2 and 4. Tonnes estimated in polygons drawn around the seven drill holes (red hatch) with information sufficient for classification of reserves (Section 15) are subtracted from the resources.

In 2012, AuRico reported a block model estimate for material in the crown pillar and upper workings of the Dolores vein near the El Tajo plant in its mineral resources and reserves. Grade caps of 500 g/T Ag and 10 g/T Au were applied to the raw assay data, which were then composited to 1 m lengths. Vein triangulations were constructed based on the drill hole intersections and a block model comprising parent blocks of 3 m and subblocks to 1 m was estimated by inverse distance weighting and a 60 m search distance. The model was depleted for mined-out areas in longitudinal section projection. The author reviewed the work completed by AuRico and is of the opinion that a small portion of the estimated resources should be included in current Inferred resources. Current Inferred El Cubo mineral resources include blocks above a 98 g/T Ag-equivalent cutoff that lie below the surface and above the present mine workings within a $1450 optimized pit shell (Figure 14-3).

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Figure 14-3 Longitudinal projection of the Dolores vein block model showing existing mine workings, topography and model centroid points with grades in g/tonne Au (looking northeast).

14.8   Classification

The Measured, Indicated, and Inferred resources described here comply with CIM standards and definitions. For mineral resource estimated based on chip sample data, Measured resources are projected up to 10 m from sample data or halfway to adjacent data points, whichever is less, and Indicated resources based on chip sample data may be projected an additional 20 m. Inferred resources may be projected an additional 50 m, thus the total projection from sample data may be up to a maximum of 80 m vertically. These projections are reduced from those in use through 2011 which allowed projections up to 40 m for Indicated resources (30 m beyond Measured) and 190 m for Inferred resources (150 m beyond Indicated).

For mineral resources estimated based on drill hole data, Measured resources are projected to a 10 m radius from the drill hole location, and Indicated resources are projected to a 22 m radius.

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Inferred resources are projected up to 50 m beyond supporting data, generally in the vertical directions above and below mine workings. A portion of the Dolores vein block model estimated by AuRico and its consultants is also classified as Inferred resource (Section 14.7) .

14.9   Mineral Resource Statement

The Measured and Indicated mineral resources for the El Cubo mine as of June 1, 2012, are summarized in Table 14.1. The resources are exclusive of the mineral reserves. Inferred mineral resources are summarized in Table 14.2.

Table 14.1 Measured and Indicated Resources for El Cubo Mine, June 1, 2012*

Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Measured	256,000	78	1.58	640,000	13,000
Indicated	1,095,000	108	1.81	3,790,000	63,500
Total Measured and Indicated	1,351,000	102	1.76	4,430,000	76,500

Table 14.2 Inferred Resources for El Cubo Mine, June 1, 2012*

Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Inferred	2,480,000	143	2.77	11,410,000	220,000
Total Inferred	2,480,000	143	2.77	11,410,000	220,000

*Notes to Tables 14.1 and 14.2:
1. Mineral resource cut-off grade is 98 g/T Ag eq
2. Minimum mining width for mineral reserves and mineral resources is 0.8 meters
3. Mineral resource price assumptions are $1575 and $28 per troy ounce for gold and silver, respectively
4. Mineral resource silver equivalent is approximately 50:1 for gold:silver
5. Mineral resources are not fully diluted and no mining recovery or mill recovery is applied
6. Mineral resources are exclusive of mineral reserves
7. Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by legal, title, taxation, marketing or other relevant issues; and it is uncertain if further exploration will lead to upgrading Inferred mineral resources to an Indicated or Measured mineral resource category.

14.10  Risk Factors

There is no assurance that mineral resources will be converted into mineral reserves. Mineral resources are subject to further dilution, recovery, lower metal price assumptions, and inclusion in a mine plan to demonstrate economics and feasible of extraction. Not all of the mineral resources can be physically examined due to temporary accessibility issues related to the mine sequence. Estimates for some resources rely on historical data which cannot be verified without re-sampling.

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15   MINERAL RESERVE ESTIMATES

15.1   Terms of Reference

The mineral reserve estimates presented here were prepared according to the guidelines of the Canadian Securities Administrators' National Instrument 43-101, Form 43-101F1(F), and CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines. Mineral reserve classifications comply with CIM Definition Standards for Mineral Resources and Mineral Reserves (November 27, 2010).

This section presents updated mineral reserve estimates for the El Cubo mine. Historical mineral reserve estimates for the El Cubo mine were reported by Clark (2009), and are discussed in Section 6.2 of this report.

15.2   Dilution and Recovery

Dilution is applied to resource blocks meeting Measured and Indicated criteria in the amount of 75% at a grade of zero. Extra dilution is applied to pillar blocks amounting to a total of 125%.

Mining recovery of resources is estimated at 95% and this factor is also applied generally to reserves. Pillar mining recoveries are generally set to 75%. It is the author’s opinion, in consultation and on advice of planning engineers for El Cubo, that these global recovery factors are too generous in many instances. Much of the El Cubo mineral reserve is pillar recovery under or adjacent to unconsolidated fill or voids, which requires an allowance for lower recovery of in situ resources. Considering the above, recovery factors for the current estimates are further adjusted on a block-by-block basis with a second application of mining recovery factors ranging from 0.1 to 1.0.

The global dilution and mining recovery factors at El Cubo have varied over time depending on company philosophy and experience in reconciling estimated mine production with mill sampling. Currently, there is limited information upon which to measure actual dilution and recovery in the development headings, stopes, and transport system. Dilution and mining recoveries are functions of many factors including workmanship, heading design, vein width, mining method, extraction, and transport. Misclassification of ore and waste due to a variety of factors also contributes to variations in both dilution and mining recovery. It is nearly certain that the dilution and metal recovery experienced in the mine is a combination of many factors and is at best valid on a global basis over relatively long time periods.

15.3   Cutoff Grade

The mining breakeven cutoff grade is applied to fully diluted resources in order to determine if they warrant inclusion in the mine plan. Table 15.1 presents cost information per tonne milled by mining area supplied by the El Cubo accounting staff:

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Table 15.1 Mining Cost per Tonne Milled by Operating Area, El Cubo Mine, Oct. 2011 – Mar. 2012

Area	Mining	Plant	Tailings	Refinery	G&A	Op Cost	Prod Cost
1	$36	$24	$0.5	$1	$27	$61	$89
2	$44	$24	$0.5	$1	$27	$69	$96
3	$29	$24	$0.5	$1	$27	$54	$82
4	$30	$24	$0.5	$1	$27	$55	$83

The data presented in Table 15.1 are from the most representative recent period for which data are available. The production cost data, reserve price assumptions, and mill recoveries are used to calculate the reserve breakeven cutoff grade. The parameters used for the calculation are presented in Table 15.2:

Table 15.2 Mineral Reserve Breakeven Cutoff Inputs for El Cubo Mine

Input	Area 1	Area 2	Area 3	Area 4
Silver price	$ 23	$ 23	$ 23	$ 23
Gold price	$ 1,250	$ 1,250	$ 1,250	$ 1,250
Mill recovery (Au)	0.877	0.877	0.877	0.877
Mill recovery (Ag)	0.894	0.894	0.894	0.894
Production cost (per tonne milled)	$ 88.99	$ 96.33	$ 81.82	$ 83.15
Cutoff Grade (Eq)	137	149	126	128

The cutoff is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold. These cutoffs are applied to the resource blocks, and those that exceed these grades are considered for inclusion in the mine plan and for reporting as reserves. The average cutoff grade for the four working areas is 135 g/T Ag equivalent. Silver equivalent grade is calculated as (silver grade + gold grade) * 55, taking into account gold and silver prices and expected mill recoveries.

15.4   Production Depletion

Mineral reserves reported here reflect mining depletion to June 1, 2012. Survey data was not updated for some areas in production at the time of compilation of the reserve statement. Depletion in these areas was estimated with a conservative mining recovery factor applied, and any blocks whose production status was in doubt were removed from consideration as reserves.

15.5   Reconciliation of Mineral Reserves to Production

El Cubo production sampling programs include muck sampling inside the mine, sampling of rail cars and trucks during transport to the mill, and belt sampling of crushed material at the mill. At the author’s request, the mine prepared a reconciliation of reserve blocks to actual production from sampling for the two-month period of March and April, 2012. The reconciliation compared estimated extraction of 65,900 tonnes from 16 blocks representing production from all four operating areas of the mine, to the corresponding reserve blocks which compose 228,920 tonnes. The 65,900 tonnes of production thus represents only a partial production from the reserve blocks over a limited period; nevertheless, the reconciliation estimates a positive variance in both gold and silver extraction over reserves amounting to an 8.5% variance in equivalent grade. The results should be treated with caution due to the short period studied.

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The variance between the reserve extraction based on muck samples was compared to the totals from car and truck sampling and the plant for the same two-month period of 2012. The mill head sample shows 76% of the silver grade and 89% of the gold grade, or a -19% variance on an equivalent basis. The mill samples are lower in grade than the car and truck samples, -6% for silver and 0.2% for gold. The belt samples are systematic samples of crushed material and so should be more reliable. Nevertheless, they are reasonably close to the car and truck samples. Sampling methodology is very similar for mucks, cars, and trucks. Thus, the mine appears to overstate the grade of ore sent to the mill, but not necessarily because the samples are poor or different. If the mine, truck, and car sampling is equivalent in method and scope, as is the case, the data suggests that the mine has some serious issues relating to handling and transport of ore between the stopes where the first samples occur, and the final loading points to the mill. This is corroborated circumstantially by comments made by supervisory staff who believe that waste rock is regularly sent to the mill. This material would show up in the car and truck samples, but not in the muck sample accounting of ore sent.

Negative mine-mill reconciliations may be handled by application of mine call factors (MCF) to provide realistic forecasts of expected tonnage and grade. It is important to understand whether the MCF is due to sampling, reserves, operational constraints, or poor performance, otherwise it can simply mask these problems and lower expectations more than necessary. Reserves should reflect expectations of performance over the life of the mine. The current reserves apply a MCF of 1.0, and it will require attention and further evaluation by Endeavour to determine whether that is appropriate going forward.

15.6   Reserve Classification

El Cubo mineral reserves comply with CIM standards and definitions of Proven and Probable mineral reserves. Measured and Indicated resource blocks that meet dilution and cutoff grade requirements, and that are deemed feasible and economic for extraction in a life-of-reserve mine plan, are classified as Proven and Probable, respectively, after further adjustment of tonnage for expected mining recovery. Resulting reserve blocks range in size from 73 tonnes to 35,000 tonnes; the smaller ones that are included in the mine plan are nearby to larger blocks whose net block values support the costs of access requirements.

Figure 15-1 shows reserve blocks depicted on a portion of a typical longitudinal section. The reserve blocks are shown in red, the stipples represent Proven and the hatches represent Probable. Inside each block are the average width, silver and gold grade, and the name of the block for cross-referencing with the reserve master spreadsheet. The Proven blocks are irregular in shape due to proximity to mined-out areas. The Probable blocks are projected from the development sill samples, in this case 10 m downward, according to Indicated resource criteria. The mine planner has determined that extraction of the blocks is feasible given grade, tonnes, costs, and access requirements.

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Figure 15-1 Typical resource and reserve section showing Proven reserves as red stipple, Probable reserves as red hatch, average block horizontal width, Ag g/T and Au g/T for the composited sample lines across the vein. Blue area mined in 2011.

Mineral reserves and any blocks that are deemed unrecoverable in formulation of the mine plan are not included in the mineral resource estimate.

15.7   Mineral Reserve Statement

The Proven and Probable mineral reserves for the El Cubo mine as of June 1, 2012 are summarized in Table 15.3. The reserves are exclusive of the mineral resources reported in Tables 14.3 and 14.4.

Table 15.3 Proven and Probable Mineral Reserves for El Cubo Mine, June 1, 2012*

Description	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Proven	285,000	138	2.14	1,270,000	19,600
Probable	1,310,000	137	2.20	5,770,000	92,500
Total Proven and Probable	1,595,000	137	2.19	7,040,000	112,100

*Notes to Table 15.3:
1. Average cut-off grade at El Cubo is 135 g/T Ag equivalent
2. Minimum mining width for mineral reserves and mineral resources is 0.8 meters
3. Dilution is 75% - 125% of in situ tonnes
4. Mining recovery of 95% or 75% (Pillars-only) applied to mineral reserves
5. Silver equivalent is 55:1 for gold:silver
6. Mineral reserve price assumptions are $1250 and $23.3 per troy ounce for gold and silver, respectively
7. Mineral reserves take into account metallurgical recovery assumptions of 89.4% and 87.7% for gold and silver, respectively
8. Mineral reserves are exclusive of mineral resources

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9. Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

15.8   Risk Factors

The El Cubo mine is an operating mine with a long history of production, and mine staff possess considerable experience with regard to the nature of the El Cubo orebodies. Maintaining access, infrastructure, and production rates is a constant challenge due to the large number of relatively small reserve blocks and difficult pillar recovery. Underground supervision will need to improve in the areas of grade control and operation controls to ensure that high quality material is sent to the ore passes. Mine planning and operations need to assure that the rate of waste development is sufficient to maintain the production rates in the mine plan.

Maintaining good relations with the labor force is critical to the mining operation. Endeavour must promptly execute plans for the changeover between the Las Torres crushing and milling facilities to the El Tajo plant along with the haulage and other associated infrastructure requirements in order to maintain production after May, 2013.

It is unlikely that there will be a major change in ore metallurgy during the life of the current reserves, as nearly all of the ore to be mined will come from veins with historic, recent, or current production.

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16   MINING METHODS

16.1   Mining Operations

Mining is organized according to five discrete physical areas, Areas 1 through 5, which have separate crews and infrastructure for access, stoping, ventilation, and ore haulage. The area separations are geographic, and also by level. The system can only be visualized with reference to a number of different maps and sections; e.g., the map in Figure 16-1 and the series of sections in Section 28 (Appendix 1).

Area 1 covers the upper portion of the vein system at the north end of the mine, with access points at Levels +120, +60, and 1 on the Villalpando system, and from the Sta. Cecilia ramp (“Accesos”, Figure 16–1). Mining in Area 1 occurs above Level 6 in the La Loca vein (Appendix 1, Figure 1), and above Level 3 elsewhere (Appendix 1, Figure 2 and 3).

Area 2 includes the southern end of the Villalpando and Dolores vein systems, and is principally accessed from the Dolores ramp at El Tajo and from a crosscut on Level 4 (Appendix 1, Figure 4 and Figure 16-1, “Traza Nivel 4”).

Mining in Area 3 occurs below Level 6 in the La Loca vein (Appendix 1, Figure 1) and below Level 3 everywhere else down to Level 10 on the north end of the vein system (Appendix 1, Figures 3 and 4).

Area 4 produces from areas below Level 10 in the north end of the El Cubo concessions (Appendix 1, Figure 4) with access from the Sta. Lucia shaft (Figure 16-1). Area 5 is Las Torres-proper, accessed from the Guanajuato Shaft (Figure 16-1), and mining there occurs in the vein systems wholly located on the Peñoles lease.

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Figure 16-1 Division of mining areas (source El Cubo Mine, Planta=Mill, Presa=Dam, Tiro=Shaft, Acceso=Adit)

16.2   Production History

The El Cubo mine has an extensive production history, which is discussed in detail by Clark (2009) and is summarized here. Table 16.1 details production from the El Cubo mine from 2009 through 2011, and Table 16.2 provides the production breakdown by operating area, month, and type (e.g., long-hole, cut-and-fill, development, and gobs). Production in 2010 and 2011 was affected by a general strike that halted operations from June 2010 to March 2011. Production resumed in May 2011. After the strike ended, it was discovered that much of the underground infrastructure was stolen or vandalized. A refurbishment campaign was started in different areas of the mines soon after the strike ended and refurbishment remains an ongoing task throughout different areas of the mines.

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Table 16.1 El Cubo and Las Torres Consolidated Production, 2009-2011

Production 2009 - 2011

	2009	2010	2011	TOTAL
Tonnes -- Cut-and-Fill	408,235	204,513	207,614	820,363
Tonnes -- Longhole	0	0	27,952	27,952
Development Tonnes	22,566	6,000	10,122	38,688
Stope Fill Tonnes	75,447	29,983	1,502	106,931
Total Tonnes	506,248	240,496	247,189	993,933
Au (g/t)	1.92	1.63	1.24	1.67
Ag (g/t)	83	83	81	83
Au (Oz)	31,177	12,599	10,343	54,119
Ag (Oz)	1,351,816	641,540	678,352	2,671,707

Waste meters	7,467	2,930	4,828	15,225
Meters on Vein	9,505	2,747	1,377	13,630
Meters Total	16,973	5,678	6,205	28,855

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Table 16.2 Production by Month, Area, and Type, 2011.

Table 16.3 lists production for the 1st quarter of 2012. Production is on target to match the 2009 production rate and the Endeavour forecast, which projects a rate approximately equal to the 2009 rate for the balance of 2012 from June onwards (Section 22).

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Table 16.3 El Cubo and Las Torres Consolidated Production Q1, 2012 (Source: CMC)

1st QUARTER PRODUCTION 2012	Jan-12	Feb-12	Mar-12	2012 Q1
	Actual	Actual	Actual	Actual	BUDGET	Variance
Tonnes Cut-and-Fill	25,678	19,327	23,741	68,747	109,825	63%
Tonnes Longhole	9,130	3,609	1,181	13,920	0	100%
Tonnes Ore Development	4,867	6,918	6,220	18,005	40,591	44%
Tonnes Stope Fills	244	387	0	631	0	100%
Total Tonnes	39,919	30,241	31,143	101,303	150,416	67%
Au (g/t)	1.35	1.94	1.38	1.54	1.39	111%
Ag (g/t)	72	83	79	77	95	82%
Au (Oz)	1,774	2,002	1,432	5,208	6,698	78%
Ag (Oz)	95,024	85,631	81,573	262,227	457,652	57%

Waste meters	1,030	1,170	1,188	3,388	4,706	72%
Vein meters	483	729	776	1,989	1,658	120%
Total meters	1,513	1,899	1,965	5,376	6,364	84%

Year-to-date development for 2012 (January through May) is at 8,324 meters of advance, of which 2,974 meters are in mineral development and 5,350 meters in waste development (Table 16.4) . Waste development includes bypasses, ventilation raises and ore passes, ramps, areas of waste vein, and cross-cuts to vein. Much of the current mine production is pillar recovery, and bypasses are necessary where old stopes must be avoided to access the pillars.

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Table 16.4 Development Detail for Production January to May, 2012 (Source: CMC).

	January		February		March		April		May		Total
Working Type	(m)	(m)	(m)	(m)	(m)	(m)	(m)	(m)	(m)	(m)	(m)	(m)
	Ore	Waste	Ore	Waste	Ore	Waste	Ore	Waste	Ore	Waste	Ore	Waste
Ramps		446		391		529	29	539	8	513	37	2,418
Drifts	39	2	122	46	327	16	215	3	266	8	968	73
Bypass Drifts		47		41				24		40	-	152
Sills	234	23	338	117	193	137	219	67	271	90	1,255	434
Cross-cuts	34	336		323		181		378	8	378	42	1,595
Raises	90	26	142	46	150	52	154	44	104	100	640	267
Bypass Raises		6	14	29	17	22		9			32	66
Robbins Raises		117				75				153	-	345
Total by Category	396	1,002	616	993	688	1,012	617	1,064	657	1,280	2,974	5,351
Grand Total (m)	1,398		1,609		1,700		1,680		1,938		8,325

The Endeavour mine plan, presented in Section 22 of this report, forecasts an average of approximately 1600 m per month waste development for the balance of 2012.

16.3   Mining Methods

Conventional drill and blast methods are used to extract the ore at El Cubo, and access to the mining areas is provided by ramps, adits and shafts. Mine development headings are drilled by jumbo or by jackleg. The dimensions of the different development sections are as follows:

Main Ramps: 4.3 W x 4 H meters
Accesses: 3 x 3 meters
Sill in Mineral 2.5 x 2.5 meters (if wider width of structure)
Raise: 1.5 x 1.5 meters
Bore Holes Raise: 1.8 meters diameter

The choice of equipment is generally guided by the anticipated vein widths, stoping method, and equipment availability.

The stoping methods used at El Cubo are approximately 80% mechanized cut-and-fill and longhole open-stoping. In longhole open-stoping, access is developed from the main ramps. The cross-cut intersects the vein, from which a sill is drifted perpendicular in both directions along the strike length of the vein. Once the limits of the vein have been reached the production cycle starts by drilling upper holes using a jackleg (Figure 16-2). Geologists will mark up the vein, and the stope is drilled and blasted accordingly. Drill holes on the vein (Blue) are blasted first. After the ore has been mucked, the holes drilled in waste (Green) are then blasted to achieve the dimensions required for the scoop to work in the next production lift.

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Figure 16-2 Cut-and-fill with re-sue method.

The broken ore is extracted using a scoop and the stope is then backfilled with material obtained from development in waste; 100% of the backfill is obtained from development. The mining is simpler where the veins are close to, or equal to the width of the working. In this case, the back is blasted full-width and the extra waste blast step is eliminated.

Longhole stoping from January through May, 2012, accounts for 16.47% of the mine’s total production for the period (Table 16.3) . The low longhole percentage is largely due to not having blocks of ore prepared for this purpose, and is the direct outcome of a backlog of development throughout the mines. Some of the ore produced with the longhole drill machines is generated by drilling old pillars. Other stopes are blind by drilling uppers and blasting a slot at the far end of the stope to enable the ore to break in the subsequent larger stope blasts. Uppers are drilled to a 10 -15 m height on vein projections in rows across the width of the vein. The rows closest to the slot are blasted first. The stope is mucked clean, or at least sufficiently to allow the next blast. The stope retreats, leaving a void that can only be filled by a mill hole connected from somewhere above. The ore is extracted using remote- controlled scoops.

A few stopes are currently mined by drilling from an upper drill drift on vein to an extraction drift below (Figure 16-3), the most efficient method and the one that minimizes dilution and ore loss. The empty stope is filled with waste from above which then allows for the next panels to be mined with the mineral falling over the backfill. The drill drift for the now-filled stope becomes the extraction level for the next stope, mining upward.

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Figure 16-3 Schematic vertical longitudinal projection of typical longhole stope design.

Endeavour’s plan is to increase development and routinely create levels and sub-levels to form more panels of mineral that can be drilled from one level to another on lifts spaced 15 m sill-to-sill.

16.4   Mine Equipment

The mine has its own fleet of scoops, trucks, and rail wagons, as summarized in Table 16.5. Depending on the location, underground ore is delivered to the surface by trucks via ramp, shaft, or rail haulages.

Table 16.5 Mining Equipment Inventory, El Cubo Mine (Source, CMC)

Loaders	Capacity	Model	Qty.
Scoop tram	1,25 yds³	LT-210	12
Scoop tram	1,5 yds³	LT-270	4
Scoop tram	2,5 yds³	LT-350	1
Scoop tram	3 yds³	LT-410	2
Scoop tram	3,5 yds³	LT-650	2
Total			21

Trucks	Capacity	Model	Qty.
Truck	7 tonnes	Elmac D-10	6
Truck	4 tonnes	Elmac D- 5	1
Total			7

Locomotives (Battery)	Capactiy	Model	Qty.
Titan	3.5 tonnes		1
Goodman	4.5 tonnes		2
Greensburg	8.0 tonnes		2

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Goodman	8.0 tonnes	2
Goodman	6.0 tonnes	2
Total		9

Compressors	Capacity	Model	Qty.
Ingersoll Rand	365 hp	XLE 20 ½ - 11 ½ X 8 ½	1
Atlas Copco	268 hp	GA 200	3
Ingersoll Rand	370 hp	SSR-XF350	2
Atlas Copco	363 hp	GA 315	2
Total			8

Other Equipment	Capacity	Model	Qty.
Tractors		New Holand	4
Tractors		John Deere	10
Jumbo		Ven-Runner II	1
StopeMate		Boart Longyear's	3
		StopeMate™
Robbins Raise-Bore		43 RM AC-1351	1
Alimack			1
Jacklegs		RNP RN-S83FX	94
Total			114

The mine has an inventory of 94 jacklegs which are spread out throughout the operations. Three Boart Stopemate 2006-3 drills are used for longhole stoping, and contractors supply additional mining equipment for development.

Two contractors are used in the mining operations, COMINVI (Cominvi, S.A. de C.V.) and JASSO. They are involved in the development of certain areas of the mines and in haulage of ore from underground and surface stockpiles to the plant.

16.5   Geotechnical Factors

Since May of 2011 it is standard procedure throughout the mine to install systematic ground control. Ground control is carried out using a combination of split sets, mesh, w-straps, and cable bolts. The type of support varies according to the conditions encountered, but split sets are most common and are complemented as needed with mesh and/or w-straps.

Cable bolting is required during the preparation of stopes for longhole blasting. The cable bolts are installed by drilling holes in the hanging wall and fixing the bolts in place with cement pumped into the hole.

The upper levels of the mine are dry. Water inflows are a factor in the lowest development levels in Area 4 where they are collected, pumped, and distributed to help supply the mine’s needs for water. The lowest historic development level of the mine, Level 9 of the Villalpando vein, is flooded and pumping is being carried out in an effort to regain access.

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After the strike ended in 2011, Blake (2011) provided a preliminary geotechnical study to AuRico to determine if ground deterioration had occurred and if so, what rehabilitation effort might be needed in order for mining to resume. The geotechnical study concluded that in most cases, scaling and spot bolting would sufficiently mitigate deterioration, and rehabilitation work was carried out in three stopes according to recommendations.

16.6   Manpower

The company has a total of 944 direct employees distributed in different departments (Table 16.6) . Sixty-nine employees work directly for CMC, and 468 employees are members of the local miners’ union (Part of the National Miners Union). Most of the remaining employees are sourced from companies such as the Administracion Corporativa para la Mineria, S.A. de C.V. (ACM), StrataHr and Outsourcing Supervision, S.A. de C.V., StrataHr, and Outsourcing Consulting, S.A. de C.V.

Cominvi, S.A. de C.V. (COMINVI) supplies 76 persons for underground development. Juan Ramon Jasso Martinez (JASSO) hauls ore from underground and from the mines to the plant using 43 persons.

A contractor, Buck, is contracted to perform civil works throughout the operations.

Table 16.6 El Cubo Employees and Contractors(Source: CMC, data as of April 2012)

DIRECTLY EMPLOYED

EMPLEADOS CUBO	69
STRATAHR CONSULTING	306
ACM	93
STRATAHR SUPERVISION	8
SINDICALIZADOS (Union)	468

TOTAL	944

CONTRACTORS

AVALOS	12
RANGEL	4
GOGUI	5
FCO DE LA ROSA	1
COPS SUPPLY	90
JASSO	43
COMINVI	76
BUCK	5

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TOTAL	236

COMBINED TOTAL	1,180

Cops Supply is the security company used to guard the installations and they have a total of 90 persons working for them.

16.7   Training and Safety

All new employees, including contractors, are required to complete a two day induction course that explains the risks of the operation, procedures, how to use the safety gear, first aid, handling of explosives, etc. At the end of the training each employee is evaluated to determine if further training is necessary. Safety talks and safety audits are completed and recorded on a daily basis.

The mine has an Emergency and Mine Rescue team that consists of 24 members. The team was formed in February, 2012, and is equipped with Drager BG4 breathing apparatus. The team also provides emergency services support to the local community, as needed. Emergency facilities (infirmaries) are located at Mina Peregrina, Torres, and El Cubo, and all operate 24 hours 7 days per week. One doctor, ten paramedics, and two nurses are available on-site, and a second doctor is retained in an on-call capacity in order to comply with work regulation NOM-030-STPS-2009.

A single ambulance is currently used to cover the entire property, and the purchase of a second ambulance should be considered given the distances between the operating areas of the mine complex.

Safety performance and current safety issues are discussed in detail in Section 20.4.

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17   RECOVERY METHODS

17.1   Las Torres Plant

The flowsheet schematic in Section 29 (Appendix 2) shows the general arrangement of the mill and the process flow. Ore is sent from the mine in two ways: ores from Areas 1, 2 and 3 are hauled by truck from El Cubo, and Area 4 ore is hoisted from the Guanajuato Shaft at the Las Torres plant (Figure 17-1). Three coarse bins with a capacity of 200 tonnes each accommodate the truck-hauled ore. Hoisted ore is dumped into two bins with a capacity of 300 tonnes each.

Figure 17-1 Coarse ore bins at the Guanajuato shaft.

The crushing area has a capacity of 160 tonne/hr. Primary crushing takes place prior to delivery of the ore to Las Torres, but a Telsmith 18-in x 30-in jaw crusher is used to reduce rock larger than 8 inches at the plant. Secondary crushing is accomplished with a standard Sandvik cone crusher Model S400, which reduces the rock to 1.5 inches, and tertiary crushing is accomplished with a short head Symons 5 1/4´ cone crusher, which reduces the rock to ½ inches. Two 6-ft x 16-ft Tyler vibrating screens are used for screening. The opening of the screening media is 0.5 inches.

Crushed ore is stored in six silos with a capacity of 600 tonnes each. A sample of crushed ore is taken by an automatic sampler every six hours to represent the feed grade. The crushed ore stored in the silos is fed to the primary ball mill, a 15-ft x 19-ft 8-in Nordberg (Figure 17-2). The capacity of the mill is 2000 tonnes per day. Classification of ground ore is completed using two Krebs D-20 hydrocyclones. The P80 specification for the grinding circuit is 110 microns.

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Figure 17-2 Nordberg ball mill, Las Torres plant.

A gravity concentrator, SB Falcon Model SB2500B, is installed in the grinding circuit. The slurry of mill discharge is fed to the Falcon which sends the concentrate produced for final concentrate grinding. Promotors and a collector are added to the grinding circuit. The reagent potassium amyl xanthate (PAX) is the collector and reagents Cytec Aero 404 and Aero 7310 are the promoters. The underflow cyclone feeds to a flash cell and the concentrate produced is sent to final concentrate grinding. The overflow cyclone is sent to flotation circuit and a frother is added. The flotation circuit (Figure 17-3) has two banks of 12.8 cubic meter flotation cells. Each bank flotation has four rougher flotation cells and two scavenger flotation cells.

Figure 17-3 Parallel banks of flotation cells, Las Torres plant.

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The rougher concentrate is sent to two cleaner stages to maximize grade. The second cleaner concentrate produced is sent to final concentrate grinding. The scavenger concentrate is sent to the feed flotation.

Grinding of final concentrate is completed using a 5-ft x 10-ft mill. The concentrate mill has one Krebs hydro cyclone D-15. The overflow cyclone is sent to a 50-ft x 12-ft concentrate thickener tank. The concentrate from the thickener tank is sent to an Eimco filter press. The humidity of the concentrate after the filter process is 18%.

The concentrate shipment is sampled and weighed prior to leaving the Las Torres plant, and is weighed again upon arrival at the concentrate leaching plant as a security measure.

The flotation circuit tails are sent to a thickener tank with a diameter of 45.7 meters. The underflow tailings thickener is sent to tailings dam Cedros 3.

Upon termination of the Peñoles lease in 2013, Endeavour plans to move crushing and milling operations to the El Tajo plant. Endeavour is currently scoping the work required to renovate the facilities and increase the capacity of the plant.

17.2   Concentrate Leaching

The leach plant at El Tajo (Figure 17-4) processes flotation concentrates obtained at the Torres plant, approximately 50 tonnes per day with an average grade of 39 g/T of gold and 2,183 g/T silver to date in 2012. A schematic of the flow sheet is presented in Section 29 (Appendix 2).

Figure 17-4 View northwest to El Tajo concentrate leach plant; assay lab and refinery on right and leach tanks and precipitation plant to left.

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Concentrate is transported by truck to the Tajo plant, located in El Cubo, where it is weighed and loaded to four agitator tanks and mixed with cyanide and lime. The concentrate is made into slurry containing 35% solids through addition of barren solution and 30 kg/T of cyanide and 20 kg/T of lime. The concentrate is sent to five leach tanks for a residence time of 72 hours. The concentration of cyanide is 3500 ppm.

After the leach stage, the concentrate is sent to the counter-current decantation thickener circuit to recover soluble metal as pregnant liquor solution from the ore leach residue. Two thickener tanks 39’ x 1’ perform a first stage; this stage of washing produces the pregnant solution. Subsequently, four more washing stages are made in 41’ x 11’ thickeners.

The tails of the concentrate are sent to the tailings dam Mastrantos 4. The tailings dam is located on the property of El Cubo and is the only in operation. The pregnant solution is sent to the precipitation plant

Figure 17-5 Merrill-Crowe precipitation plant, El Tajo concentrate leach facility.

(Figure 17-5). The Merrill Crowe process of precipitation is applied, where zinc dust is used to recover the gold and silver from the pregnant solution. The Merrill Crowe precipitate is collected in three filter presses. The precipitate in the filter press passes to the area of foundry where it is dried in a gas furnace to 500 °C and smelted in a gas crucible furnace. The foundry has two gas crucible furnaces producing doré ingots of 25 kg with a purity of 1.6 % of gold and 88.4 % of silver. The production of doré is sent to the refinery of Met-Mex Peñoles.

17.3   Recovery

The recovery process at El Cubo involves 3 intermediate products: 1) Gravity concentrate; 2) Flotation concentrate; and 3) Merrill-Crowe precipitate from concentrate leaching. Table 17.1 shows the recovery percentage by year:

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Table 17.1 Process Recovery for 2008 – 2012 (Partial)

	TOTAL RECOVERY		FLOTATION RECOVERY		HEAD GRADE
YEAR	Au	Ag	Au	Ag	Au	Ag
2008	90.6%	87.7%	90.4%	88.1%	1.98	94.4
2009	89.4%	87.7%	90.3%	88.5%	1.92	83.0
2010	89.1%	87.4%	91.0%	88.7%	1.70	82.1
2011	83.8%	83.5%	85.3%	85.3%	1.23	77.8
2012	88.9%	82.1%	90.1%	85.1%	1.51	77.3

The gravity concentrate is blended into the final flotation concentrate and is thus not tracked separately in the table above. Doré produced at the El Tajo plant is shipped to an off-site refinery.

17.4   Tailings and Water Management

The flotation tailings currently are sent to tailings pond Cedros 3 (Figure 16-1), located on the leased Las Torres property, with three stages of pumping. The solution collected in the tailings dam is sent to the plant and used again in the process. Additional make-up water for the flotation process comes from Mata water dam and from the Las Torres mine workings

The concentrate leaching tailings are sent to Mastrantos IV (Figures 16-1, 17-6) in four stages of pumping. The operation of the tailings dam is not continuous and the tailings are deposited in batch. The solution collected in the tailings dam is sent to the plant and used again in the process. Additional make-up

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
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Figure 17-6 View of tailings pond Mastrantos IV and V separated by dike.

water for the concentrate leaching process is pumped to the El Tajo plant from the Dolores underground mine.

The mine conducts sampling of waters in arroyos and streams every 3 months. The water samples are sent for analysis to an external certified laboratory.

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
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18   PROJECT INFRASTRUCTURE

Currently, CMC owns or leases the entire mine and mill infrastructure required to operate the El Cubo mine, even at a higher daily production rate than current. However, the company will not renew the lease with Peñoles for the Las Torres concession, thus the mine will operate in the future using only facilities that it actually owns. This will require substantial infrastructure investment and changes which should be clearly understood. In the following paragraphs describing infrastructure, the ownership for each infrastructure component is discussed, and the capacities of each facility are summarized.

18.1   External Facilities

As the final products consist of doré bars, and because the property and facilities are easily connected to Guanajuato City by just a few kilometers of unpaved road (and from there to major cities by means of the national paved road system), there is no need for construction of new external processing facilities.

18.2   Offices and Buildings

CMC uses two building complexes. The main office is located inside the area leased from Compañía Minera Las Torres. The second complex, which is called La Hacienda and belongs to CMC, is located in the town of El Cubo. The company warehouse is located in La Hacienda. La Hacienda, within itself, has enough buildings and offices to contain all the administrative personnel and activities currently allocated to Las Torres offices.

For administration purposes, the underground mine is divided in four areas. Each one has its own small office building with rooms for operation and technical services employees, lamp house, meeting room, etc. Table 18.1 presents the list of the four underground offices indicating location and ownership. Only one of the underground offices does not belong to CMC.

Table 18.1 Underground Offices (Source: CMC).

AREA	NAME	LOCATION	OWNERSHIP
1	San Nicolas	San Nicolas	CMC
2	Dolores	Tajo Plant	CMC
3	Villalpando	La Hacienda	CMC
4	Peregrina	Peregrina	Compañía Minera Las Torres

18.2.1   Treatment Plants and Lab

The milling and concentration plant belongs to Compañía Minera Las Torres. The plant has a treatment capacity of 1850 tonnes per day. This facility crushes, grinds, and concentrates in flotation cells all of the ore mined from the underground mine.

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CMC owns two treatment plants. The El Tajo plant consists of a 300 tonnes per day comminuting and flotation circuit, a 400 tonnes per day leaching circuit, a Merrill-Crowe facility, and a foundry. The comminuting and flotation circuit is operational, but as the concentrate is produced in and hauled from the Las Torres plant, it is not needed at present. The second treatment plant is the Chirimitera plant, which consists of a 500-tpd comminuting and flotation circuit. The Chirimitera plant has been shut down since November 11, 2007. If CMC decides to resume activity at this facility, it must be rehabilitated and fitted with a grinding mill and a secondary crusher.

Currently, the tailings from Las Torres concentrating plant are pumped to the Cedros III tailings dam. The tailings dam also belongs to Compañía Minera Las Torres. According to its design, it has an estimated capacity for the next 5 years.

CMC owns a series of tailing dams and impoundments for the disposition of treated solids from the former concentration process at the El Tajo and Chirimitera plants, and the current leach process at Tajo plant. The Mastrantos IV & V impoundments have been receiving all the cyanided-treated solids for the last twenty-five years, with remaining capacity for another year. The Mastrantos VI tailing dam has not been active since 2007 when the concentration process begun in Las Torres mill.

Slurry discharges from the treatments are sent to their final disposition through HDPE pipelines. Superficial water and diluted solution in dams and impoundments, after settling out solids, is pumped back to the plants for reuse in similar HDPE pipelines.

Besides the treatment plant, the El Tajo facilities include a doré refinery and lab. The lab is capable of preparing and analyzing about 500 samples by fire assay, and up to 200 samples by atomic absorption per day.

18.3   Ventilation

The ventilation system at El Cubo is a combination of natural and mechanical, but relies mostly on natural ventilation. Air flow enters through the various access ramps, shafts, raise bore holes, and old mine openings, and moves down to the lower part of the mine, exhausting through a series of partially open old areas of the mine, raise bore holes, and conventional driven raises. A downfall associated with natural ventilation is the lack of stable directional flow. The natural flow of air is governed by pressure, which can be highly variable, presenting a very dangerous situation in the event of an underground fire.

Figure 18-1 is an example of the ventilation plan for the northern portion of the El Cubo mine, showing ventilation raises and fan locations, and airflows for fresh air and exhaust. The longitudinal section presented in Figure 18-2 illustrates the complexity of the system.

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Figure 18-1 Example of central and northern portion of El Cubo mine ventilation system. The legend shows the locations of various elements of the ventilation system (Source: CMC).

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
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Figure 18-2 Longitudinal section schematic of current El Cubo ventilation system showing connections between Las
Torres (right) and San Nicolas-Peregrina areas (Areas 1, 3, 4; Source: CMC).

18.3.1   Area 1 (San Nicolas Mine)

The San Nicolas mine is the oldest of the four CMC mines. Air is drawn into the mine through the main entrances on levels 120, 60, and 0, and the San Nicolas Main and Santa Cecilia access ramps. The air flow travels mostly through the ramps and drift accesses to the various stopes. Some of the exhaust air flows to the surface through raise bore holes equipped with two electric fans (42 – 26- 1700, 75hp/60k EA), and the rest flows to the surface naturally through raise bore holes without fans and old open stopes. The total fresh air into Area 1 is 160,000 cfm, and the total air exhausting through the mechanical system is 120,000 cfm.

18.3.2   Area 2 (Dolores Mine)

Dolores mine is ramping up the levels of production in order to meet the required budget. The mining activities are increasing every day and because of that more equipment is coming into the mine. All these activities are introducing more diesel horsepower, dust, heat and fumes.

Three new headings have been opened at the Dolores mine: the 1140 ramp to the lower southeast part of the Villalpando vein, the 501 ramp to the lower area of the Dolores-Capulin vein, and the 1105 ramp reactivation to gain access to the lower part of the northwest Villalpando vein.

The 1140 ramp is ventilated with fresh air drawn from the Capulin shaft, with one 50 hp electric motor forcing 30,000 cfm to the heading. Future ventilation will include a 100 hp electric fan at the intersection of the 1140 ramp and cross-cut access to the bottom of the Capulin shaft. The fan will move 55,000 cfm, enough to sustain the mining activities in this area. The fan will be relocated when the ramp gets to the lower level, and will pull fresh air from the extension of the Capulin shaft; from there the fan will force the air to the bottom of the ramp. The used air will exhaust into the Gil shaft and a proposed new raise bore hole (#78).

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The 501 ramp is ventilated with one 100 hp electric fan located at the intersection of the ramp with cross-cut access to Robbins raise #72. The fan pulls 55,000 cfm of fresh air from the surface to ventilate the heading and new development areas. As the ramp progresses, two ventilation raise bore holes will be added, and the fan will move from its current location to the top of new raise bore hole #74 (on surface), drawing fresh air through Robbins #72 and the 501 ramp. The used air will exhaust to surface.

The ventilation for the 1105 ramp comes from surface down the ramp and is drawn into the #70 raise bore hole (60,000 cfm) by a 75 hp electric fan located on top of the raise and exhausting to surface. The fresh air flow it is transferred to the heading by a 50 hp electric fan located up-ramp before entering the #70 raise bore hole and exhausting up-ramp into the exhaust system. In the near future, the #70 raise bore hole will extend down to the 7 level and a 100hp fan will be installed at the bottom of the raise and force the air flow up the raise. When the ramp gets to the 9 level, the air flow will travel through the level and will be forced into the Gil Shaft, which will take the exhaust air to surface.

Most of the stopes in the older producing areas of the mine are ventilated with natural ventilation (top levels) and auxiliary vent fans. The air flow travels long distances before reaching the areas to ventilate.

18.3.3   Area 3 (Villalpando Mine)

The Villalpando Mine is located in central to the El Cubo claim block and is connected to Peregrina Mine on the 315 level (northwest) and on the 8 level (east side) through the main ramp. It also communicates to surface and to the San Nicolas Mine through the main ramp, connecting the entrance at the Santa Cecilia Ramp (west side) and the entrance of Dolores and Villalpando mines to the southeast. Fresh air comes into the mine mainly through two old shafts, the Buena Suerte and San Lorenzo shafts. In the Buena Suerte shaft, one 100 hp fan pushes 78,000 cfm down to the 10 level. From there, the fresh air is distributed to the levels between the surface and the 8 level. The air flow coming out of the Buena Suerte shaft helps to ventilate a few stopes and a portion of the travel ways. In the San Lorenzo shaft, 70,000 cfm of air flow is pushed down by natural ventilation and drawn down by a 50 hp electric fan to ventilate both stopes and travel ways. Exhausted air leaves the mine mainly through raise bore holes and old mine openings. The distance between stopes and travel ways connecting others areas are long. Air is pumped into various stopes using auxiliary ventilation fans in combination with ventilation tubing and natural ventilation.

18.3.4   Area 4 (Peregrina Mine)

At the Peregrina mine, all fresh air comes in through the Santa Lucia and Guanajuato Shafts. Both of them draw natural ventilation in combination with a 100 hp electric fan. From the Santa Lucia Shaft, fresh air goes to the 535 level (41,000 cfm), to the 585 level (35,000 cfm), to the 600 level (43,000 cfm), and the base of the shaft (12,000 cfm). Fresh air from the Guanajuato shaft (41,000 cfm) travels 6,000 meters, ventilating the tram way before entering the exhaust raises located close to the Peregrina shops. Fresh air from the Santa Lucia shaft travels along each level and through the internal ramps. One 100 hp electric fan located on top of the #71 Robbins raise transfers 60,000 cfm into the exhaust raise flowing to surface. Fresh air is sent to the stopes with auxiliary ventilation fans. The remaining cfm are flowing up the ramp and other Robbins raise to surface. The entire ventilation plan for this area of El Cubo will have to be revised to use only CMC openings and infrastructure upon termination of the Las Torres lease.

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
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18.3.5   Inventory of Ventilation Installations

Table 18.2 lists the ventilation installations with their purpose and capacity, as applicable.

Table 18.2 Master List of Ventilation Installations Showing Utilization and Capacities (Source: CMC).

MINE AREA	TYPE	ID	CONNECTION	PURPOSE	FAN
I	Raise Bore	2	Surface - Level 2	In / Ex	-
I	Raise Bore	3	Level 180 - Level 0	Exhaust	-
I	Raise Bore	4	Level 180 - Level 1	Exhaust	-
I	Raise Bore	9	Surface - Level 3	Intake	-
I	Raise Bore	32	Surface - Level 60	Exhaust	-
I	Raise Bore	33	Surface - Levels 120 & 60	Exhaust	-
I	Raise Bore	38	Surface - Level 1	Intake	78,000 cfm - 100 hp
I	Raise Bore	48	Surface - Level 2	Intake	-
I	Raise Bore	50	Surface - Level 0	Intake	-
I	Raise Bore	54	Surface - Level 2	Exhaust	-
I	Raise Bore	56	Surface - Levels 1 and 3	Exhaust	-
I	Raise Bore	59	Surface - Level 1	Intake	-
I	Raise Bore	60	Surface - Level 60	Exhaust	60,000 cfm - 75 hp
I	Raise Bore	64	Surface - Level 8	Exhaust	60,000 cfm - 75 hp
I	Raise Bore	68	Surface - Level 6	In / Ex	-
I	Raise	C/P 60- 88	Surface - Level 120	Intake	18,000 cfm - 50 hp
I	Shaft	Tiro San Lorenzo	Surface - Level 2	Intake	-
I	Shaft	Tiro San Miguel	Surface - Level 60	Intake	-
II	Raise Bore	67	Surface - Level 4	Exhaust	-
II	Raise Bore	69	Surface - Level 1	Exhaust	-
II	Raise Bore	70	Portal San Eusebio - Level 4	Exhaust	60,000 cfm - 75 hp
II	Raise Bore	72	Surface - Level 6	Intake	65,000 cfm - 100 hp
II	Shaft	Tiro Capulín	Surface - Level 4	Intake	-
II	Raise	C/P 2230	Tiro Capulín - Rampa 1140	Intake	30,000 cfm - 50 hp
II	Shaft	Tiro Gil	Surface - Level 4	Exhaust	-
II	Shaft	Tiro Dolores	Level 1 - Level 4	Exhaust	-
III	Raise Bore	10	Surface - Level 4	Intake	-
III	Raise Bore	16	Surface - Level 4	Exhaust	-
III	Raise Bore	17	Surface - Level 4	Intake	-
III	Raise Bore	37	Level 0 (Portal) - Level 4	Exhaust	-

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III	Raise Bore	45	Level 4 - Level 8	Exhaust	-
III	Raise Bore	46	Level 4 - Level 8	Exhaust	-
III	Raise Bore	47	Level 4 - Level 8	Exhaust	-
III	Raise Bore	49	Surface - Level 4	Exhaust	-
III	Raise Bore	55	Surface - Level 4	Intake	-
III	Raise Bore	57	Surface - Level 4	Exhaust	-
III	Shaft	Tiro Buena Suerte	Surface - Level 10	Intake	78,000 cfm - 100 hp
III	Shaft	Tiro San Lorenzo	Surface - Level 4	Intake	30,000 cfm - 50 hp
IV	Raise Bore	RO - 13 (Peñoles)	Surface - Levels 315 and 600	Exhaust	-
IV	Shaft	Tiro Santa Lucía	Surface - Level 535	Intake	-
IV	Shaft	Tiro Santa Lucía	Surface - Level 585	Intake	-
IV	Shaft	Tiro Santa Lucía	Surface - Level 600	Intake	-
IV	Raise Bore	RO - 1 (Peñoles)	Surface - Level 315 Peregrina	In / Ex	-
IV	Raise Bore	RO - 2 (Peñoles)	Surface - Level 315 Peregrina	Intake	-
IV	Raise Bore	RO - 3 (Peñoles)	Surface - Level 315 Peregrina	In / Ex	-
IV	Raise Bore	RO - 4 (Peñoles)	Surface - Levels 315 and 600	Exhaust	-
IV	Raise Bore	RO - 5 (Peñoles)	Surface - Level 315 Peregrina	Intake	-
IV	Raise Bore	65	Level 10 - Level 14	Exhaust	-
IV	Raise Bore	71	Level 12 - Level 14	Exhaust	30,000 cfm - 100 hp
IV	Raise Bore	73	Level 8 - Level 12	Exhaust	-
IV	Raise Bore	ROBB (Peñoles)	Surface - Level 535	Exhaust	-
IV	Alimak Raise	Alimak 1	Level 12 - Level 600	Exhaust	-
IV	Alimak Raise	Alimak 3	Level 8 - Level 13	Exhaust	-
IV	Shaft	Tiro Guanajuato	Surface - Level 600	Intake	-

In summary, the ventilation system for each of the mines must be improved to minimize the risk of an underground fire, improve environmental working conditions, and improve production levels. There are three major components to the planned improvements to the ventilation system: 1) purchasing ventilation equipment; 2) increasing electrical power capacity; and 3) increasing the number of raise bore holes dedicated to ventilation in strategic locations.

18.4   Water and Utilities

Water for the mine operations is obtained from the Dolores Mine and the Peregrina Dam. Water is pumped from the Dolores Mine into a series of water reservoirs at the surface for storage and distribution to the mines. The surplus of water pumped from the Dolores mine is sent to the Peregrina Dam, which when required is used to supply the mines. The water found in the Dolores mine is a product of filtrations and of intentional flooding for storage. A plan for obtaining water needs to be completed as a precaution should the water in the Dolores mine run out.

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Compressed air is supplied to the mine by a group of compressors which are all located in different areas on surface. The compressed air is supplied via a net of 4-in and 6-in lines, and the working pressure that reaches the headings is at 85 psi.

Electrical power for the mine is provided by the state-owned Comisión Federal de Electricidad (CFE) via 13.3 kV overhead transmission lines connected to the national grid. The energy is transformed on site by a series of substations for distribution to different facilities. Table 18.3 summarizes the location and capacity of the main transformers of CMC and those of Compañía Minera Las Torres.

Table 18.3 Summary of Electric Installations (Source: CMC)

Area	Location	Capacity (kva)	Power Input (V)	Power Output (V)
Los Silvestres	Surface	1,000	13,200	440
Chirimitera	Surface	1,000	13,200	440
Chirimitera	Surface	1,000	13,200	440
Chirimitera	Surface	1,000	13,200	2,200
Chirimitera	Surface	500	13,200	4,160
Chirimitera	Surface	1,000	13,200	4,160
Chirimitera	Surface	150	13,200	220
1	Underground	500	2,200	440
3	Underground	500	2,200	440
La Hacienda	Surface	150	13,200	440
Santa Cecilia Shop	Surface	200	13,200	440
La Hacienda	Surface	200	13,200	480
Tajo Plant	Surface	500	13,200	440
Tajo Plant	Surface	500	13,200	440
San Nicolas	Surface	200	13,200	480
Tajo Plant	Surface	1,000	13,200	440
Tajo Plant	Surface	1,000	13,200	440
La Doctora	Surface	1,000	13,200	440
Tajo Plant	Surface	300	13,200	440
Puertecito	Surface	113	13,200	440
Mirasol	Surface	300	13,200	440
Puente de Piedra	Surface	150	13,200	480
San Nicolas	Surface	200	13,200	480
Tajo Plant	Surface	150	13,200	440
Cubo	Surface	150	13,200	440
Tajo Plant	Surface	300	13,200	440
Guadalupe	Surface	300	13,200	440
Tajo Plant	Surface	300	13,200	220
Tajo Plant	Surface	300	13,200	220
La Doctora	Surface	1,500	13,200	4,160
2	Underground	500	4,160	480
2	Underground	500	4,160	480
2	Underground	500	4,160	480
Peregrina	Surface	750	13,200	2,200
Peregrina	Surface	750	13,200	2,200
Peregrina	Surface	750	13,200	2,200
Peregrina	Surface	300	13,200	440
Peregrina	Surface	750	2,200	440

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Peregrina	Surface	225	2,200	440
4	Underground	300	2,200	440
4	Underground	225	2,200	440
4	Underground	300	2,200	440
4	Underground	750	2,200	440
4	Underground	500	2,200	440
4	Underground	300	2,200	440
4	Underground	300	2,200	440

A direct 115 KV electric line (contracted to Peñoles) supplies electrical power to the Las Torres plant.

All other operations (surface and underground at El Cubo) are supplied by a 13.2 KV electric line. El Cubo has a contract with Comision Federal de Electricidad (CFE) for the supply of 4,500 Kw. The existing equipment available adds up to 4,360 Kw, but actual average consumption is at 47%, as not all the equipment operates a the same time.

There are no back-up generator sets for the mine operations; however, the El Tajo plant has a generator to keep the agitators functioning should power fail.

18.5   Tailings Impoundments

The active tailings dam for the El Torres process plant is Cedros 3 (Figure 16-1, Section 17.4) . Three other tailings dams are also located on the Las Torres property. These are the Cedros 1, 2, and 4, which are currently covered and in the reforestation process as part of reclamation.

Tailings dams that are located on the El Cubo property include:

1.	Mirasol tailings dam, repository of flotation tailings currently out of operation, covered and under reforestation.
2.	Mastranto 1 tailings dam, repository of concentrate leach tailings, currently out of operation but used for water storage.
3.	Mastranto 2 tailings dam, repository of concentrate leach tailings, currently out of operation, but receives solutions from underdrain of Mastranto 4 and 5 tailings dams.
4.	Mastranto 3 tailings dam, repository of flotation tailings currently out of operation, in process of getting covered.
5.	Mastranto 4 y 5 tailings dams, in operation.
6.	Mastranto 6 tailings dam, repository of flotation tailings currently on standby.
7.	Chirimitera tailings dam, repository of flotation tailings currently out of operation, covered and under reforestation.

Leach plant tailings currently are deposited in Mastranto 4 (Figure 16-1). Water is recycled from the dam and pumped back to the El Tajo plant.

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
01 June, 2012

18.6   Ore Stockpiles and Waste Dumps

The El Cubo operation maintains small stockpiles underground and at the mine entrances in order to manage continuous ore haulage. At times, toll ore from Peñoles is temporarily stockpiled for batch processing at the Las Torres plant. The mine has no excess ore stockpiles and generally consumes all daily production available since the plant is not at capacity. Only small waste dumps are present in the district since most waste never leaves the mines where it is needed for fill.

18.7   Future Project Needs

Endeavour plans to replace the Las Torres mill, administration office, Presa de Mata water reservoir, and Cedros 3 tailings facility with renovated and expanded facilities at the Las Torres plant in 2012-2013. These changes will involve rearrangement and/or procurement of ventilation, water sources, power, and mine ingress/egress.

A 115 Kva power line connection exists at Las Torres, but it is a private power line that El Cubo will not likely be able to use. One power supply option is to construct a new power line from the Guanajuato City Station to El Cubo, which according to CFE’s proposal could take up to 36 months if constructed by CFE. Another option is to use the existing El Cubo power line. El Cubo currently has a power line to the El Tajo plant which is contracted for 4500 Mw. Capacity is upgradable to 6000 Mw by installing another power line, the installation of which could take between 6 and 9 months.

Water for process and mine needs is available from the Level 9 de-watering in the Villalpando vein structure for the short term. A surface water facility to store runoff will be required for the longer term, sites for which Endeavour is currently scoping. The Dolores drainage is a likely candidate for locating a water dam.

Mastrantos IV tailings pond is leaking and needs to be replaced. Furthermore, the volume of tailings will greatly increase from the El Tajo plant as milling shifts from Las Torres to El Tajo. Endeavour is currently scoping potential tailings dam sites located south of the Mastrantos IV and V.

Access to the underground mines in Areas 3 and 4 will require rearrangement once access is lost by way of the Sta. Lucia shaft. The most obvious need will be to slash portions of the lower Sta. Cecilia ramp to permit entry by trucks. Ventilation, water, and power supplies will also need to be re-arranged with the loss of access to the shaft. A ramp extension(s) to reach reserves located below level 10 will be necessary to maintain production from what is now considered Area 4. Movement of ore through the mine on Level 2 will probably increase in order to deliver ore directly to El Tajo.

The administration offices must be moved from Las Torres to El Cubo, or other suitable location. This will offer the advantage of permitting reorganization and consolidation of facilities and services in fewer locations.

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
01 June, 2012

19   MARKET STUDIES AND CONTRACTS

19.1   Marketing

Doré bars produced at CMC foundry are shipped to the Met-Mex Peñoles refinery in Torreon, Coahuila. A security transport is provided by a local contractor. Refined silver and gold has been traded through ScotiaMocatta, a division of The Bank of Nova Scotia.

CMC has neither a hedging nor forward selling contract for any of its products. As of the date of issuing this report, the company has not conducted any market studies, as gold and silver are commodities widely traded in the world markets.

19.2   Contracts

CMC has signed a number of contracts or agreements with domestic companies and legal persons in order to cover its production and interests goals. Table 19.1 is a summary of the main contracts that CMC has in place.

Table 19.1 Contracts held by CMC (Source: CMC)

Contract Description	Contracting Company	Contract Expiry or Renewal date
1,000 m of underground development	Compañía Minera Villagomez, S.A. de C.V. (COMINVI)	11-Aug- 12
Hauling of ore to Las Torres mill and concentrates from Las Torres mill plant to Tajo leaching plant	Juan Ramon Jasso Martinez	7-Jul-12
Two contracts for providing diamond drilling services. 5,000m of surface exploration holes and 10,000m of underground exploration holes.	Servicios Drilling, S.A de C.V.	27-Jun-12 23-oct-12
Exploration and exploitation of ore from mining rights of the contracting company, rent of buildings and facilities inside its property.	Compañía Minera Las Torres, S.A. de C.V.	4-Sep-12
Refining of doré bars.	MET-MEX Peñoles, S.A. de C.V.	28-Feb-09
Security transport of doré bars to Met-Mex Peñoles refinery in Durango.	Servicio Panamericano, S.A. de C.V.	1-Jan-13
Collective Work Contract N° 34 with the local union. It sets working schedules, holidays, wages, bonuses, obligations, prohibitions, benefits, general terms, etc.	Sindicato Nacional de Trabajadores Mineros, Metalurgicos y Similares de la Republica Mexicana, Seccion N° 142	23-Feb-13
Manpower outsourcing (local workers)	Administracion Corporativa para la Mineria, S.A. de C.V. (ACM)	30-Nov-11
Manpower outsourcing ( Local supervisors & expats)	StrataHr and Outsourcing Supervision, S.A. de C.V.	30-Sep-11

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Manpower outsourcing (local workers)	StrataHr and Outsourcing Consulting, S.A. de C.V.	30-Sep-11
Provides security personnel for the property and facilities.	Cops Supply, S.A. de C.V.	30-Jun-12
Land use for instalation of power line cables.	Julio Hernandez Quintero	23-Oct-14
Land use and circulation rights of four properties called: Sierrita 1, 3, 4 and Cebolletas.	Industrial Santa Fe, S. de R.L.	21-Oct-26

The current lease contract with Compañia Minera Las Torres was initially signed by Metales Interamericanos, S.A. de C.V., former owner of CMC, on September 7th 2004. Subsequently, the rights and obligations were transferred to CMC on January 1st 2006. Presently the contract has incorporated a pair of modifications; the last one on September 4th 2009, which extended the lease term for three years and set the minimum annual payment in US$ 2,000,000. Current negotiations are being carried out for the recognition of 8 months of force majeure suspension as a result of a strike that paralyzed mining operations between June 2011 and February 2012. The satisfactory recognition of the force majeure would extend the lease contract until May 2013.

The collective work contract N° 34 (Table 19.1) with the national mining worker union shall remain in effect for an indefinite period, though it must be reviewed every year.

The following listed contracts have yearly renewals by simple request of any party and acceptance of the counterpart: Met-Mex Peñoles, ACM, StrataHr and Outsourcing Supervision, StrataHr and Outsourcing Consulting, and Cops Supply.

In addition to the main contracts listed in Table 19.1, there are a number contracts signed for provision of non-related-to-production services, such as transport for personnel (Avalos, Rangel, Gogui and Fco. De la Rosa). CMC also maintains a contract with a civil engineering company, Buck, for civil works in different areas of the operation (see also Section 16-5).

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20   ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1   Environmental and Sustainability Studies

CMC operates under the policy of zero industrial discharges into the environment. Surface water in the tailings disposal facilities are pumped back into the process. Running water in the intermittent streams within the property is tested for mineral elements and contaminants. Some water pumped from the underground workings is discharged in the Peregrina reservoir at the surface.

The following aspects are treated with special care by the company as they represent potential risks to the operation. To reduce the possibility of an incident regarding any of these issues, CMC has established strict procedures of operation and monitoring in accordance to accepted standards.

  The tailing dams are the places that require the main environmental and operation control, because its proximity to the Cubo community represents a risk.
  A cyanide spill into rivers would cause a strong environmental contingency.
  Tests of water pollutants into rivers near to the tailings dams.
  Tests of discharge sewage pollutants.
  Water recovery in tailings dams to be returned to the process of the processing plant.
  Tests of the combustion gases from laboratory's chimneys and foundry, and lead exposure for lab workers.

20.2   Closure Plan

The CMC closure budget includes funds for covering the tailings ponds and securing and cleaning up the other surface and underground mine facilities (Table 20.1) .

Table 20.1 El Cubo Mine Closure Budget (Source: CMC)

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The closure budget is included in the LOM plan and budget (Section 22). Endeavour will want to review this plan and its cost in light of plans to close some facilities such as Tailings pond Mastrantos IV and its planned facilities expansion.

To date, CMC has covered the surface of pond Mastrantos IIIA with soil, and plans to cover Mastrantos IIIB. Both ponds are located in the El Tajo plant area.

20.3   Permits

Table 20.2 lists the existing permits governing the mining and milling operations.

Table 20.2 Existing Permits and Issuing Agency (Source: CMC)

Permit Type	Permit	Issuing Agency
Environmental License	LAU-11-70101504-09	Semarnat
Annual Operation Card	COA-2011	Semarnat
Environmental Registration	MCUMJ1101511	Semarnat
Hazardous Waste Generating Company	GRP111500002	Semarnat
Sewage Discharge License	4GUA101250/12EMGE94	CONAGUA
Environmental Impact Authorization Construction of Chirimitera Plant	D.O.O. DGOEIA -001788	Semarnat
Environmental Impact Authorization Construction of Chimiritera Tailings Dam	D.O.O. DGOEIA -006508	Semarnat

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According to CMC, tailings ponds Mastrantos I, II, IIIA, IIIB, IV, V, and VI were built before to environmental legislation was approved in 1998 (La Ley General del Equilibrio Ecológico y la Protección al Ambiente), so CMC was not required to apply for permits for these facilities. For pre-existing facilities a mining company must get an update permit whenever there is a change in the processes, capacities, or facilities. Permits are issued by the Secretaría de Medio Ambiente y Recursos Naturales (Semarnat) – Secretary of the Environment and Natural Resources. An annual operation card must be presented to Semarnat at the end of each year.

20.4   Health and Safety

Table 20.3 shows safety statistics for 2011 and 2012. Safety performance has been an issue at the mine, with some improvement noted in the most recent 3 months of 2012.

Table 20.3 Safety Statistics for March 2001 to May 2012 (Source: CMC)

Period	2011				2012
	LTI	FAI	RWDI	MTI	LTI	FAI	RWDI	MTI
January					7	3	0	0
February					7	3	1	0
March	0	0	1	0	0	0	0	6
April	0	0	1	0	0	3	0	5
May	0	2	0	0	2	0	0	3
June	1	11	0	0
July	6	6	0	0
August	2	3	3	0
September	7	4	3	0
October	6	11	1	0
November	4	5	0	0
December	5	14	0	0
TOTALS	31	56	9	0	16	9	1	14

*LTI= Lost-time injuries
FAI=First-Aid incidents
RWDI = Restricted work duty incident
MTI= Medical treatment incident

The mine formed a mine rescue team in 2012 led by a contract trainer/supervisor. The author noted some good safety and health practices in the underground mines and surface facilities including use of personal protective equipment, seatbelts, signage, barricading of open or idle workings, housekeeping, routine rock bolting, and use of scaling bars. Dust and fume issues noted in the surface plants should be addressed as soon as possible; these areas should be addressed in the plant modifications under study by Endeavour.

The fire assay lab personnel are potentially exposed to oxides of lead as part of the assay process. A blood lead test is conducted every 6 months by CMC with the last one occurring in January of 2012.

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Hazardous substances are kept in inventory on site, including sodium cyanide and LP Gas. Except for those withdrawn for daily use, explosives are kept in a secure magazine.

CMC provided information about two tailings spills, one in 2010 and another in 2011, as follows:

1.	In March of 2010, a pump stopped working because of a line power interruption causing a tailings spill at the Cedros III pond.

2.	In July of 2011, tailings drained into a control pond at the Las Torres plant.

CMC has no formal spill-response plan. The environmental group states that its general procedure in case of a spill is to control the source, clean up the spill, collect samples of soil and water from the site, and as required inform the Procuraduría Federal de Protección al Ambiente (PROFEPA).

20.5   Community Relations

CMC considers nearby communities as important stakeholders and, as such, the company pays special attention to their problems and requests for support. A good neighbor and open-door policy characterizes the relations with the six communities inside and around the area of operations. A company representative interacts with the local authorities frequently.

Table 20.4 Population Statistics for Surrounding Communities (Source: CMC)

According to the population and housing census of 2010, the inhabitants in the surrounding communities include 2,711 people living in the 6 locations (Table 20.3) . Women are 52.6% of the population. Table 20.4 presents population by gender in the communities, and shows the relationship of CMC with them, whether directly or indirectly. The relationship with a community is indirect whenever it has a direct relationship with another mining company. The communities of Mineral del Cubo, Monte de San Nicolas, and Rosa de Castilla are located inside the area of current or future influence. Three other communities are included as a result of the leasing contract of properties and facilities from Compañía Minera Las Torres. Regardless of the indirect relationship with these three communities, CMC considers that it has a shared commitment with them.

CMC has a policy of social responsibility based on community development. The tactic used to achieve this strategic principle is focused on:

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  Encouraging sustainable self- development of communities
  Systematically promoting quality of life conditions that ensure ongoing successful operation of the company in the locality.

In order to carry out social responsibility actions, CMC has an internal procedure intended to channel the demands of the local communities, to assess their needs, to prioritize them, and to evaluate donations to be made to improve quality of life. The company is interested in maintaining a social license to operate by working together with the communities, providing communication support in resolving problems, promoting good practices in social solidarity through a work plan with the localities, and aiming for sustainability in all its actions. To make public its commitment to its stake-holders, the company pursued an ESR distinctive (Socially Responsible Company), which was obtained the February 27, 2012, from the Mexican Center for Philanthropy (CEMEFI).

The company works respectfully and in coordination with the natural leaders in the surrounding communities, and with local authorities, educational institutions, and government agencies to achieve sustainable development. Actions are mainly aimed at promoting education, sports, culture, health, and environmental care.

El Cubo’s community library and school were remodeled with the support of the company. CMC donated books and computers to promote education and access to technology. Both El Cubo and Rosa de Castilla communities gained free access to computers.

CMC works in coordination with the municipal government to promote cultural activities in the communities. The company has a cultural center open to the public where workshops of handicrafts, music, and painting are conducted. In addition, CMC promotes the realization of festivals, theater plays, and cinema for children and adults, and facilitates transportation of students to civic and cultural events and sports competitions.

The company provides garbage collection service to contribute to environmental sanitation and prevent gastrointestinal diseases. The company also supplies medical services and medicines in cases of emergency or whenever the community service is not available, assisting between 10 and 15 persons each week. The company’s ambulance is available as needed.

Water shortage in the country has greatly affected the state of Guanajuato, and this has directly impacted El Cubo’s neighboring communities in recent years. The community of El Cubo has no water storage bodies, which is a significant problem. At the request of the community, CMC supplies non-potable domestic water to the community during the dry seasons. The lack of rainfall has also greatly affected the communities of Calderones and El Cedro. The company pumps water from Presa de Mata dam and hires tankers if necessary to provide water to each of these communities.

The company launched a self-employment project to benefit the local work force. A group of women from El Cedro, after being trained with the economic support of the company, developed the cooperative “Mujeres Unidas del Cedro SC de RL de CV” for industrial clothing manufacturing. Plans are to construct a sewing shop. The project includes the purchase of machinery, raw materials, and construction or remodeling of the place where this workshop will be established. A total future investment budget of $72,152 USD will be needed to implement the project; which involves the purchase and provision of materials for the start of operations using a loan from CMC.

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CMC works by Gender Equality Model MEG: 2003, awarded by the National Women's Institute from December 2011. This model helps to ensure equal opportunities for internal and external community by socially responsible actions.

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21   CAPITAL AND OPERATING COSTS

21.1   Capital Costs

Endeavour is still in the process of refining its capital cost budgets for the El Cubo operations for 2012 and subsequent years. The life-of-mine capital budget as currently envisioned and incorporated in the economic model for the mineral reserves is presented in Table 21.1.

Table 21.1 Life-of-Mine Capital Cost Summary for El Cubo Mine, 2012 – 2015

Item	2012	2013	2014	2015	Total (USD)
1) Plant	10	20	2	0	32
2) Energy	2	4	-	-	6
3) Buildings	2	1.5	0	0	3.5
4) Tailings	5	10	0	0	15
5) Water Dam	2	3	0	0	5
6) Scoops	1.5	1.5	0.5	0.5	4
7) Jumbos	1.6	0.8	0	0	2.4
8) Trucks	0.6	1.2	1.2	0	3
9) Vehicles	0.1	0.1	0	0	0.2
10) Reclamation	-	-	-	2.4	2.4
11) Development	2.9	5.4	5.4	5.6	19.3
Total CapEx	27.7	47.5	9.1	8.5	92.8
Mining Rate	1200	1220	1225	1260

Expenditures for equipment and infrastructure peak in 2013 in connection with transfer of all milling, mining, and administrative functions to the El Tajo plant and other locations on the El Cubo concessions controlled by Endeavour. The infrastructure costs (Items 1 -5) are scoping-level estimates subject to obtaining detailed proposals. Budgeted capital equipment in 2012 includes underground mining equipment to accelerate waste and ore development in the mine. Capitalized exploration drilling expenditures over the life of the mine are $5.0M. These are not listed in Table 21.1 because they do not impact the reported mineral reserves.

21.2   Operating Costs

Endeavour estimates costs of the life-of-mine operating plan and accompanying economic model based on current costs and cost projections due to expected changes and improvements. Table 21.2 summarizes operating cost assumptions by category.

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Table 21.2 Summary of El Cubo Unit Operating Costs per Tonne Milled, 2012 Actual and Projected

Cost Item	Actual (USD/T)	Estimated 2012 - 2015 (USD/T)	Estimated 2012 – 2015 (USD)
Mining Plant Milling G&A	38.47 26.84 29.24	35.37 24.95 26.69	56,849,000 39,784,000 44,369,000
Total	94.5	87.01	141,002,000

Note: Actual 2012 Cost is from January to March

Operating costs for 2012 are averaged across the four principal working areas of the El Cubo mine, and are somewhat higher than those used to develop cutoff grade criteria for mineral reserves. Operating cost data is provided by the El Cubo mine accounting staff. Plant costs include tailings and refining. The reserve cutoff is calculated based on the six month period from October, 2011 to March, 2012. The estimated unit operating costs for the balance of 2012 – 2015 are the same as used for the reserve cutoff grade.

Costs are in constant dollars and do not vary despite a modest ramp-up in production rates from 1200 tonnes/day in 2012 to 1260 tonnes/day in 2014.

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22   ECONOMIC ANALYSIS

Endeavour has prepared an economic analysis of the El Cubo mine from a mine plan based on mining only the mineral reserves. The plan uses a number of assumptions about mining rates, operating costs, and capital costs. The mine plan is built up on a stope-by-stope basis. One or more resource blocks compose a stope, which for planning purposes is a group of blocks served by a single access ramp. Each block is assigned a provisional net value based on its diluted grade, tonnes, and mill recovery. Inclusion in the mine plan requires a stope to carry any necessary waste access cost and still return a positive net value. One or more individual blocks with negative revenue within a stope may be included in the mine plan as internal dilution if no additional access is required; some of these may actually generate positive value to the project if the mill is not at capacity with better material. Development costs are determined by the linear meters of development required for each stope. The meters are accumulated in the life-of-mine plan and are costed at rates applicable to El Cubo based on Endeavour’s experience at El Cubo and in the Guanajuato district. Final determination of revenue and value generated from the reserves is based on the life-of-mine plan and economic model.

22.1   Operating Plan

Endeavour has constructed a mine plan that extracts all of the mineral reserves in the El Cubo mine, as listed in Table 15.3, at the mining rates listed in Table 21.1. The mine plan considers production from the El Cubo mine leases and excludes the Peñoles, or Las Torres lease. Development meters required to extract the reserves are planned separately for each of Areas 1– 4, and are combined to produce the summary listed in Table 22.1:

Table 22.1 Summary of Life-of-Mine Development Requirements, 2012 – 2015

Item	Units	2012	2013	2014	2015	Total
Primary - Drifting (Capital)	m	6,263	8,384	7,581	1,754	23,982
Primary - Drifting (Operation)	m	3,875	6,575	3,510	2,645	16,605
Secondary - Raises (Capital)	m	485	973	590	575	2,623
Secondary - Raises (Operation)	m	615	1,136	460	325	2,536
Total Development	m	11,238	17,068	12,141	5,299	45,746

Total development meters required for the life-of-mine are 45,746 m, the majority occurring in the first 1 ½ years of the mine plan.

Mine production reflects a ramp-up from 1200 tonnes/day in 2012 to 1260 tonnes/day in 2015. Feed grade varies by year, reflecting the stope-level scheduling detail in the mine plan (Table 22.2) .

Table 22.2 Summary of Estimated Mine Production in Life-of-Mine Plan, 2012 – 2015

Item	Units	2012	2013	2014	2015	Total
Ore Mined	TMS	242,042	444,555	448,554	459,422	1,594,572
Grade Au	g/t	1.98	2.23	2.15	2.31	2.19

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Grade Ag	g/t	129	139	141	137	137
Grade AgEq	g/t	237	261	258	263	257
Ounces Au	oz	15,412	31,884	31,044	34,088	112,428
Ounces Ag	oz	1,002,632	1,983,340	2,029,802	2,017,402	7,033,176
Ounces AgEq	oz	1,845,480	3,727,032	3,727,549	3,881,598	13,181,659

Total mine production for the life of the mine is 112,428 ounces of gold and 7,033,176 ounces of silver. The mined ore is processed by flotation in the Las Torres and El Tajo plants, per the plan shown in Table 22.3.

Table 22.3 Summary of Life-of-Mine Processing Plan, 2012 – 2105

Item	Units	2012	2013	2014	2015	Total
Ore Milled	TMS	235,562	440,939	458,650	459,422	1,594,572
Grade Au	g/t	1.98	2.23	2.15	2.31	2.19
Grade Ag	g/t	129	139	141	137	137
Grade AgEq	g/t	237	261	258	263	257
Contained Au	Oz	14,995	31,586	31,639	34,088	112,308
Contained Ag	Oz	976,005	1,966,837	2,079,782	2,017,403	7,040,028
Contained Ag equivalent	Oz	1,796,066	3,694,225	3,810,037	3,881,601	13,181,929
Concentrate (Flotation)	TMS	6,730	12,598	13,104	13,126	45,559
Grade Au	g/t	61.95	69.72	67.14	72.21	69
Grade Ag	g/t	3,956	4,259	4,329	4,192	4,215
Recovery Au	%	89.40%	89.40%	89.40%	89.40%	89.40%
Recovery Ag	%	87.70%	87.70%	87.70%	87.70%	87.70%
Gold Production	Oz	13,406	28,238	28,285	30,475	100,403
Silver Production	Oz	855,956	1,724,916	1,823,969	1,769,263	6,174,104
Silver Equivalent Production	Oz	1,589,091	3,269,201	3,370,817	3,435,856	11,664,964
Tailings	TMS	228,831	428,341	445,545	446,296	1,549,013
Grade Au	g/t	0.22	0.24	0.23	0.25	0.24
Grade Ag	g/t	16	18	18	17	17

The processing plant plan estimates production of 45,559 tonnes of concentrate with a grade of 69 g/T Au and 4,215 g/T Ag. The concentrate will continue to be leached at the El Tajo processing facility according to the schedule in Table 22.4:

Table 22.4 Metal Production from Leached Concentrate, 2012 – 2015

Item	Units	2012	2013	2014	2015	Total
Au Recovery	%	99.50	99.50	99.50	99.50	99.50
Ag Recovery	%	97.20	97.20	97.20	97.20	97.20
Final Au Produced	Oz	13,339	28,097	28,144	30,322	99,901
Final Ag Produced	Oz	831,955	1,676,550	1,772,825	1,719,652	6,000,982
Final Ag equivalent Produced	Oz	1,561,425	3,213,112	3,311,939	3,377,913	11,464,388

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The leach plant plan estimates production of a doré product that contains 99,901 ounces of gold and 6,000,901 ounces of silver, which can be readily sold to a refinery for production of bullion.

22.2   LOM Cash Flow Analysis

The mine plan and mineral reserves are supported by the life-of-mine cash flow model presented in Table 22.5.

Table 22.5 El Cubo Mine Cash Flow Model, 2012 – 2015 (USD)

Mining	2012	2013	2014	2015	Totals
Tonnes Ore	242,042	444,555	448,554	459,422	1,594,572
Au Grade (g/t)	1.98	2.23	2.15	2.31	2.19
Ag Grade (g/t)	129	139	141	137	137
Processing
Tonnes Ore	235,562	440,939	458,650	459,422	1,594,572
Au Grade (g/t)	1.98	2.23	2.15	2.31	2.19
Ag Grade (g/t)	129	139	141	137	137
Au recovery	89%	89%	89%	89%	89%
Ag Recovery	85%	85%	85%	85%	85%
Au Produced (oz)	13,339	28,097	28,144	30,322	99,901
Ag Produced (oz)	831,955	1,676,550	1,772,825	1,719,652	6,000,982
Gold Price	1,250	1,250	1,250	1,250
Silver Price	23.30	23.30	23.30	23.30
Revenue and Costs
Au Revenue (000's)	16,673	35,121	35,179	37,903	124,877
Ag Revenue (000's)	19,385	39,064	41,307	40,068	139,823
Total Revenue (000's)	36,058	74,185	76,486	77,971	264,700
Total Cash Costs (000´s)	21,060	38,681	39,029	39,974	138,744
Cash Flows
Operating Cash flow (000´s)	14,998	35,504	37,458	37,996	125,956
Reclamation Capital (000´s)				2,400	2,400
Capital (000´s)	24,800	42,100	3,700	500	71,100
Development	2,941	5,401	5,450	5,582	19,374
Net cash flow (000´s)	(12,743)	(11,997)	28,308	29,514	33,082

The mine experiences positive operating cash flows in all years. The large construction capital requirements in 2012 and 2013 result in negative net cash flows in those years followed by positive net cash flows in 2014 and 2015. Net cash flow over the life of the mine is US $33,082,000. Due to the short life of the mine plan (3.5 years), an analysis of parameters of investment return, such as NPV, IRR, and payback, has not been performed nor is considered necessary to understand the profitability of the mineral reserves. The cash flow model is a projection containing assumptions of prices, recoveries, and costs, and is based on estimates of grade and tonnage of mineral reserves.

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22.3   Sensitivity Analysis

Cash flow projections in the model presented in Section 22.2 are sensitive to all of the metals prices, grades, and cash costs presented in the sensitivity analysis in Table 22.6.

Table 22.6 Sensitivity of Cash Flow Projections to Prices, Grade, and Costs (millions of USD)

Sensitivity	+10%	Base Case Net Cash Flow	-10%
Metals Prices	59.5	33.1	6.6
Ore Grade	59.5	33.1	6.6
Cash Cost	19.2	33.1	47.0

Price and reserve grade changes of 10% from the base case presented in Table 22.5, and shown in Table 22.6, produce larger changes in net cash flow than changes to cash cost.

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23   ADJACENT PROPERTIES

Mining in the Guanajuato district has been ongoing for more than 450 years. The El Cubo Mine property exists within the Guanajuato mining and hosts a number of the past producing mines. A majority of the past producers in the district are located on quartz veins which are similar or related to those located on the El Cubo mine property. However, there are no immediately adjacent properties which directly affect the interpretation or evaluation of the mineralization and exploration targets found on the property.

Several other mineral properties and mines are present in the region and within the Guanajuato mining district, as illustrated in Figure 23-1. The most noteworthy includes the Bolañitos, Lucero and Cebada mines, purchased in 2007 by Endeavour. In 2011, the Endeavour properties produced 1,192,335 oz silver and 16,608 oz gold from 238,797 tonnes of ore grading 183 g/T silver and 2.51 g/T gold. Silver and gold recoveries averaged 84.9% and 86.2%, respectively. Endeavour’s Guanajuato properties are the subject of a Technical Report entitled: Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico, with an effective date of December 31, 2011, and available on SEDAR.

Figure 23-1 Major Land Positions Held in the Guanajuato Mining District.

The Guanajuato mines, which include the Valenciana, Cata and Reyes mines, as well as a few other land holdings in the area, were purchased by another Canadian company, Great Panther Resources (Great Panther), in 2005. In 2011, the Guanajuato mines of Great Panther produced 959,490 oz silver and 7,515 oz gold from 169,212 tonnes of ore grading 199 g/t silver and 1.52 g/t gold. Silver and gold recoveries averaged 88.59% and 90.3%, respectively. The Great Panther holdings are the subject of a Technical Report available on SEDAR entitled Technical Report on the Guanajuato Mine, Guanajuato State, Mexico, issued on January 31, 2010.

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The existing plants also conduct custom milling and processing for a number of small mines in the Guanajuato district. The material from each mine is run through the plants in batches. These smaller mines typically exploit quartz-carbonate veins similar in character to the vein mineralization on the El Cubo mine property.

Peñoles (Minera Peñoles & Fresnillo PLC) also holds numerous concessions in the Guanajuato district but they are not currently producing.

The values and the information on adjacent properties presented in the previous paragraphs do not have any direct bearing on the subject property and the author does not mean to imply that El Cubo will have similar results.

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24   OTHER RELEVANT DATA AND INFORMATION

At the writing of this report, all relevant data and information regarding Endeavour Silver’s El Cubo mine are included in other sections of this report.

Additional figures to assist the reader in visualizing the layout of the El Cubo mine and the plant arrangements are provided in Appendix 1 and Appendix 2, respectively.

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25   INTERPRETATION AND CONCLUSIONS

The El Cubo mine exploits a substantial and productive portion of the veins of the Guanajuato mining district in the state of Guanajuato, Mexico. The district is notable for the strikelength of its veins and the great vertical extent of mineralization, ranking it among the foremost silver districts of the world and a classic example of a low-sulfidation epithermal vein deposit. The mine produced at the rate of approximately 1100 tpd in Q1 2012 at a grade of 77 g/T Ag and 1.54 g/T Au. Endeavour has purchased Minera del Cubo, S.A. de C.V. and with it concessions in the Guanajuato district, from which CMC produces silver and gold ores from its El Cubo mine. Ore is sent to the leased Las Torres plant for crushing and milling, and is trucked to a concentrate leaching and refining facility, the El Tajo plant, located on the CMC concessions.

Operations are currently divided into four units that have limited communication and are accessed from widely dispersed locations. The logistics of maintaining four different principal accesses and multiple haulages, plants, shops, and administrative personnel is a burden to productivity and administrative cost control. The operations will undergo a major transition with the expiration of the Las Torres lease, and this change presents a number of risks and opportunities.

Risks include a possible reduction or lapse in production if any of the key components of the processing plant – crushing and flotation circuits, refinery and leach plant upgrades, or tailings impoundments – are not completed by May, 2013. Other timing risks include necessary infrastructure including new power and water supply sources and transmission, and mine hoisting, haulage and ventilation. Endeavour must direct a smooth transition as new owner in order to maintain and improve the extraction of reserves. Alternative access and haulage must be developed to extract the reserves currently served by the infrastructure built around the Sta. Lucia shaft on the Las Torres lease. The mine’s net cash flow is very sensitive to reserve grade and metals, and to a lesser extent operating costs. A substantial drop in revenues due to negative variances in reserve grade or prices could force changes in the current mine plan, and could negatively impact recovery of all of the mineral reserves.

Endeavour has an opportunity to make improvements throughout the operation as a result of the need to move a portion of its processing, hoisting, and haulage from the Las Torres lease to the El Cubo concessions. Stockpiling, crushing, and milling will move to an upgraded plant at El Tajo. Maintenance operations will no longer be required on the Sta. Lucia and Tiro Guanajuato shafts and facilities. An improved Sta. Cecilia ramp access will facilitate ore haulage directly to surface from several workplaces. Security and loss control should improve by consolidating operations to three or less independently operated areas from the existing four areas. The known veins and other targets on the concession package are underexplored by drilling. If Endeavour maintains its exploration programs, excellent potential exists for mineral resources and reserves to maintain or grow. Reserve price assumptions are considerably below market prices at this writing, and if current prices maintain, the profitability of the operation and incentive to explore will be very positively impacted.

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
01 June, 2012

The Guanajuato district has an abundant labor supply and is a source of good infrastructure to sustain local mining operations.

The author considers the El Cubo mineral resource and reserve estimates reported here to conform to the current CIM standards and definitions for resources and reserves, as required under NI 43-101 Standards of Disclosure for Mineral Projects. These resources and reserves provide a basis for Endeavour’s recently purchased mining operations at El Cubo. The author is not aware of any significant legal, environmental or political consideration which would prevent the extraction and processing of the resources and reserves at the El Cubo mine, while technical issues related to the transfer of all processing and haulage to within the El Cubo mine concessions do constitute risks for maintaining production. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
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26   RECOMMENDATIONS

The El Cubo mine has been in nearly continuous production for decades and benefited in 2009 – 2012 from a surface exploration program of limited scope. A substantial effort combining direct underground exploration, underground drilling, and surface drilling will be necessary to sustain the mine and expand the resource and reserve base beyond the current 3.5 years indicated by the life-of-mine plan. The Villalpando vein and its splays will continue to provide the bulk of production from the mine and many of its exploration targets, despite having had centuries of exploitation to the current day. The El Cubo concessions cover at least 5 km of the trace of the vein system across the district. The Dolores vein is an important parallel structure along which new resources and reserves are being added through a combination of underground development and diamond drilling.

The mine has substantial potential to develop exploration targets close to existing operations. Several of these are discussed in Chapter 9. In all, 32 significant targets were identified by the author in the course of his review of mineral resources and examination of the geologic information available to him. Moreover, substantial resources reported here have the potential to be upgraded to mineral reserves through further underground development and diamond drilling.

26.1   Proposed 2012 District Drilling Program and Budget

The recommended drilling program begins in July 2012, with surface drilling on three targets near the El Cubo mine (Table 26.1) and within the El Cubo concessions. The focus of the program is to expand the mineral resources of the mine outside of the footprint of current mine operations. The program is continuous through 2012 with a reduced rate expected in December.

Table 26.1 Summary of Surface Exploration Program, 2012

Target	July	August	September	October	November	December	Total
Asuncion (Capulin East)		750	1,250				2,000
Villalpando Gap			250	1,500	250		2,000
Cebolletas					1,250	750	2,000
TOTAL m	0	750	1,500	1,500	1,500	750	6,000

These exploration targets require detailed mapping and sampling, including soil geochemistry, to better define drill targets. The budget for the proposed surface drilling program is presented in Table 26.2.

Table 26.2 2012 Surface Exploration Budget, El Cubo Mine

Area	Drill Meters	Budget (USD)
Asuncion (Capulin East)	2,000	323,400
Villalpando Gap	2,000	343,400
Cebolletas	2,000	341,400
Subtotal	6,000	1,008,200
Property Holding Costs		25,000
Capital Costs		35,000
Total		1,068,200

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
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The budget accounts for costs associated with the drilling contractor, assays, personnel, field expenses, road and drill site preparation, and surface use agreements. Property holding costs are estimated mid-year tax payments. Capital is provided for exploration equipment. The program will be managed by Endeavour’s exploration group with support as needed from El Cubo operations.

26.2   Proposed 2012 Underground and Surface Program and Budget

Whereas as Endeavour’s exploration group focuses on new deposits or significant step-outs, the mine also has an abundance of targets above, below, or between current mine openings that are quickly and efficiently and tested by surface and underground drilling (Table 9.2) together with direct exploration by drifting, as appropriate. Table 26.3 summarizes the recommended program for testing high priority targets, and the associated budget for 2012.

Table 26.3 Proposed 2012 Mine Surface Exploration Program And Budget Summary.

Vein	Meters Drilled	Meters Cost (USD)
Dolores	1500	105,190
Dolores al Bajo	1800	126,220
Dolores al Bajo Ext.	200	14,020
Soledad	1500	105,190
Subtotal	5000	350,630
Other Costs		218,850
Contingency(5%)		27,850
Totals	5000	597,320

Other costs include mobilization, hourly charges, survey instrument rental, drilling mud, assays, core boxes, labor, miscellaneous tools and supplies, provision for database support, and a contingency of 5%. The targets are chosen for their immediate accessibility and favorable chances to prove additional resources. The recommended budget for an underground drilling program is presented in Table 26.4.

Table 26.4 Proposed 2012 Mine Underground Exploration Program And Budget Summary.

Vein	Meters Drilled	Meters Cost (USD)
14-80 Stope, Villalpando	600	38,700
12-150 Stope, Villalpando	900	58,050
6-1105 Ramp, Villalpando	800	48,900
4-1140 Ramp, Villalpando	400	23,100
Los Panchos, Below Level 5	800	49,575
San Nicolas, Level 8	800	51,600
Sta. Frida/San Juan Dios, Below Level 1	870	56,110
Subtotal	5170	326,040
Other Costs		188,850
Contingency(5%)		26,350
Totals	5170	541,240

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
01 June, 2012

The targets are tested with relatively short holes (<150 m) from underground workings. Other costs and contingency are apportioned equally to the surface and underground programs. The total work program is 10,170 m requiring a budget of USD 1.1M. The program is proposed to take place from the end of July 2012, to December 31, 2012, utilizing one surface rig and one electric-hydraulic underground rig, both drilling at a rate of 1000 m/month. Endeavour should consider the program a ramp-up to a more intensive program to define mineral resources and reserves in subsequent years, which will likely require at least another rig to execute.

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
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27   REFERENCES

Aranda-Gómez, J.J., and McDowell, F.W., 1998, Paleogene extension in the Southern Basin and Range Province of Mexico; syndepositional tilting of Eocene Red Beds and Oligocene volcanic rocks in the Guanajuato Mining District: International Geology Review, v. 40, p. 116–134.

AuRico Gold Inc., 2011, Annual Report, p. 116

AuRico Gold Inc., 2012, Annual Information Form for year ended Dec. 31, 2011, p. 85

Blake, W., 2011, Preliminary Report on Geotechnical Assessment of Stopes to be Mined During 2011 at the El Cubo Unit: Prepared for Gammon Gold de Mexico SA de CV

Buchanan, L.J., 1980, Ore controls of vertically stacked deposits, Guanajuato, Mexico: Society of Mining Engineers, American Institute of Mining, Metallurgical, and Petroleum Engineers, Preprint 80-82, p. 27.

Cerca-Martínez, M.; Aguirre-Díaz, G.J.; and López-Martínez, M., 2000, The geologic evolution of southern Sierra de Guanajuato, Mexico-A documented example of the transition from the Sierra Madre Occidental to the Mexican Volcanic Belt: International Geology Review, v. 12, no. 2, p. 131-151.

Chiodi, M.; Monod, O.; Busnardo, R.; Gaspard, D.; Sánchez, A.; and Yta, M., 1988, Une discordance anté-albienne datée par una faune d’ammonites et de brachiopodes de type téthysien au Mexique central: Geobios, no. 21, p. 125-135.

Chlumsky et al, 2004, Technical Report, El Cubo Gold-Silver Project, Guanajuato, Mex., Prepared for Gammon Lake Resources, Inc. by Chlumsky, Armbrust and Meyer, LLC, April 12, 2004.

Clark, G.R., 2005, El Cubo Gold-Silver Mine, Guanajuato, Mexico, Prepared for Gammon Lake Resources, Inc. by Glenn R. Clark & Associates Limited, December 13, 2004 and amended October 4, 2005

Clark, G.R., 2006, El Cubo Gold-Silver Mine, Guanajuato, Mexico, Prepared for Mexgold Resources Inc. by Glenn R. Clark & Associates Limited, April 17, 2006.

Clark, G.R., 2007 (unpublished), Review of Resources and Reserves, El Cubo Gold-Silver Mine, Guanajuato, Mexico, Prepared for Gammon Gold Inc. by Glenn R. Clark & Associates Limited, March 31, 2008.

Clark, G.R., 2009, NI 43-101 Technical Report, Review of Resources and Reserves El Cubo Gold-Silver Mine, Guanajuato, Mexico, p. 90.

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
01 June, 2012

Clark, K.F., 1990, Ore Deposits of the Guanajuato District, Mexico: Society of Economic Geologists, Guidebook Series Volume 6, Mexico Silver Deposits, p.201 - 211.

Dávila-Alcocer, V.M., and Martínez-Reyes, Juventino, 1987, Una edad cretácica para las rocas basales de la Sierra de Guanajuato: (abstract) Universidad Nacional Autónoma de México, Instituto de Geología, Simposio sobre la geología de la Sierra de Guanajuato, resúmenes, p.19-20.

Dreier, J.E, 2009, Exploration Potential and Exploration Targets of the Eastern Part of the Guanajuato Mining District, Guanajuato State, Mexico, Report prepared for Gammon Gold Inc., p. 24.

Edwards, D.J., 1955, Studies of some early Tertiary red conglomerates of central Mexico: U.S. Geological Survey, Professional Paper 264-H, p. 153–185.

El Cubo Monthly Operating Reports, December 2003 to October 2004

Endeavour Silver Corp., 2012, Endeavour Silver Updates El Cubo Mineral Reserves and Resources, Exploration Potential, Mine Plan and 2012 Production Guidance: SEDAR, 6 p.

Endeavour Silver Corp., 2012, Condensed Consolidated Interim Financial Statements, Second Quarter Report, Three and Six Months Ended June 30, 2012 and 2011: SEDAR, 19 p.

Endeavour Silver Corp., 2012, Management’s Discussion and Analysis For the Six Months Ended June 30, 2012: SEDAR, 30 p.

Gammon Gold Inc., 2008, Annual Report, p. 71.

Gammon Gold Inc., 2009, Annual Report, p. 91.

Gammon Gold Inc., 2010, Annual Information Form for year ended Dec. 31, 2009, p. 54.

Gammon Gold Inc., 2010, Annual Report, p. 96.

Gammon Gold Inc., 2011, Annual Information Form for year ended Dec. 31, 2010, p. 63

Geology of El Cubo Mine and Area, Guanajuato, Mexico, Society of Economic Geologists Guidebook 6, p. 218-227, 1990.

Gross, W.H., 1975, New ore discovery and source of silver-gold veins, Guanajuato, Mexico: Economic Geology, v. 70, p. 1175–1189.

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
01 June, 2012

Kilpatrick, L.R. et al, 2003, Fatal Flaw Analysis of the El Cubo Gold-Silver Mine, Guanajuato, Mexico: (confidential report), Prepared for BMO Nesbitt Burns by L.R. Kilpatrick Associates, Inc., December 19, 2003.

Kilpatrick, L.R. et al, 2004, Due Diligence Report, El Cubo Gold-Silver Mine, Guanajuato, Mexico (confidential report), Prepared for BMO Nesbitt Burns by L.R. Kilpatrick Associates Inc., February 20, 2004.

Lewis, W.J., Murahwi, C., and San Martin, A.J., 2012, NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico, 216 p.

Martin, P.F., 1906, Mexico’s Treasure-House (Guanajuato); An Illustrated and Descriptive Account of the Mines and Their Operations in 1906, 259 p.

Martínez-Reyes, Juventino, and Nieto-Samaniego, A.F., 1992, Efectos geológicos de la ectónica reciente en la parte central de México: Universidad Nacional Autónoma de éxico, Instituto de Geología, Revista, v. 9, p. 33–50.

Moncada D, Bodnar RJ, Reynolds TJ, Nieto A, Vanderwall W & Brown R., 2008, Fluid inclusión and mineralogical evidence for boiling in the epithermal silver deposits at Guanajuato, Mexico: Ninth Pan American Conference on Research on Fluid Inclusions, Reston, Virginia, USA, H. E. Belkin, ed., 41 p.

Nieto-Samaniego, A.F.; Macías-Romo, Consuelo; and Alaniz- Alvarez, S.A., 1996, Nuevas edades isotópicas de la cubierta volcánica cenozoica de la parte meridional de la Mesa Central, México: Revista Mexicana de Ciencias Geológicas, v. 13, no. 1, p. 117–122.

Ortiz H., L.E., Calvet, P., Chiodi, M., and Yáñez M., C.F., 1989, Afinidad magmática y procesos metalogenéticos del cortejo mesozóico magmático de la Sierra de Guanajuato, México central: Asociación de Ingenieros de Minas, Metalurgistas y Geólogos de México, Convención Nacional, No 17, Memoria, p. 109-125

Randall-Roberts, J.A.; Saldaña-A., E.; and Clark, K.F., 1994, Exploration in a volcano-plutonic center at Guanajuato, Mexico: Economic Geology, v. 89, p. 1722–1751.

Rennie D.W. and Bergen, R.D., 2011, NI 43-101 Technical Report on the Guanajuato Mine, Guanajuato State, Mexico, p. 157.

Salas, G.P., et al, 1991, Economic Geology, Mexico, vol. P-3 of Geology of North America, in The Decade of North American Geology Project series by The Geological Society of America, Inc., 438 p.

Southworth, J.R., 1905, Las Minas de México (Edición Ilustrada) Historia, Geologia, Antigua Mineria y Descipción General de los Estados Mineros de la República Mexicana, En Español é Inglés, 260 p.

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
01 June, 2012

Starling, A., 2008, Structural Review of the Deposits of the Northern Guanajuato District, Mexico, Field Visit Conclusions prepared for Endeavour Silver Corp. 23 p.

Taylor, P.S., 1971, Mineral variations in the silver veins of Guanajuato, Mexico: Unpublished Ph.D. dissertation, Dartmouth College, 139 p.

Vargas, J.C., et al., 1992, Geological – Mining Monograph of the State of Guanajuato, Secretaria de Energia, Minas e Industria Paraestatal, 136 p.

Zimmermann, J.L.; Stein, G.; Lapierre, H.; Vidal, R.; Campa, M.F.; and Monod, O., 1990, Données géochronologiques nouvelles sur les granites laramiens du centro et l’ouest du Mexique (Guerrero et Guanajuato): Société Géologique de France, Réunion des Sciences de la Terre, 13, Grenoble, France, p. 127 (abstract).

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28   APPENDIX 1

The longitudinal projections on following pages show mining area divisions.

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
01 June, 2012

2500 N
2000 N
1500 E
1000 E
500 E
NW
SE
AREA I
AREA III
NIVEL 500

Compañía Minera del Cubo

COPIA DE ORIGINAL APROBADA

FIRMADO: CAORTIZ

APROBACIONES					
RESPONSABLE	FIRMA	FECHA	RESPONSABLE	FIRMA	FECHA
TOPOGRAFO:			GTE. MINA :		
PLANEADOR:			SNR. PLANEACION:		
GTE. GEOLOGIA:			GTE DE SERV.TEC.:		

ARCHIVO: E:\PLANEACION\CARLOS_ORTIZ\DIVISION AREAS\DIV.AREAS LOCA.dwg

TITULO:

LOCA

VETA LA LOCA

CENTRO DE COSTO:

ESCALA: 1:5000 Salvo Otra Indicación

FECHA DE PLOTEO: 2012/06/15

Figure 28-1 Longitudinal Section, La Loca Vein showing area divisions 1 and 3.

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
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-500 E
0 E
2500 N
2000 N
AREA I
AREA III
RESERVAS EL CUBO
EL CUBO RESERVES

APROBACIONES					
RESPONSABLE	FIRMA	FECHA	RESPONSABLE	FIRMA	FECHA
TOPOGRAFO:			GTE. MINA :		
PLANEADOR:			SNR. PLANEACION:		
GTE. GEOLOGIA:			GTE DE SERV.TEC.:		

ARCHIVO:
S:\PLANEACION\CARLOS_ORTIZ\DIVISION AREAS\DIV.AREAS SFC.dwg

Compañia Minera del Cubo

COPIA DE ORIGINAL APROBADA

FIRMADO CAORTIZ

TITULO:

SFC

VETA SAN FRANCISCO

CENTRO DE COSTO:

ESCALA: 1:5000 Salvo Otra Indicación FECHA DE PLOTEO: 2012/06/15

Figure 28-2 Longitudinal section of San Francisco vein showing Area 1 and 3 divisions.

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
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AREA I
AREA III
AREA IV
2000 N
RESERVAS EL CUBO
EL CUBO RESERVES
ENERO (JANUARY 2012)

Compañia Minera del Cubo	APROBACIONES						TÍTULO: VILL VETA VILLALPANDO
	RESPONSABLE	FIRMA	FECHA	RESPONSABLE	FIRMA	FECHA	
	TOPOGRAFO:			GTE. MINA :			
	PLANEADOR:			SNR. PLANEACION:			
COPIA DE ORIGINAL APROBADA	GTE. GEOLOGIA:			GTE DE SERV.TEC.:			CENTRO DE COSTO:
FIRMADO CAORTIZ	ARCHIVO: S:\PLANEACION\CARLOS_ORTIZ\DIVISION AREAS\DIV.AREAS VILL.dwg						ESCALA: 1:5000 Salvo Otra Indicación / FECHA DE PLOTEO: 2012/06/15

Figure 28-3 Longitudinal section showing the north part of the Villalpando vein and the divisions between Areas 1, 3, and 4.

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
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AREA I
AREA III
AREA II
2500 N
2000 N
0 E
500 E
1000 E
LA DOCTORA
EL CAF
RESERVAS EL CUBO
EL CUBO RESERVES
ENERO /JANUARY 2012

Compañia Minera del Cubo	APROBACIONES						TÍTULO: VILL-2 VETA VILLALPANDO
	RESPONSABLE	FIRMA	FECHA	RESPONSABLE	FIRMA	FECHA	
	TOPOGRAFO:			GTE. MINA :			
	PLANEADOR:			SNR. PLANEACION:			
COPIA DE ORIGINAL APROBADA	GTE. GEOLOGIA:			GTE DE SERV.TEC.:			CENTRO DE COSTO:
FIRMADO CAORTIZ	ARCHIVO: S:\PLANEACION\CARLOS_ORTIZ\DIVISION AREAS\DIV.AREAS VILL2.dwg						ESCALA: 1:5000 Salvo Otra Indicación FECHA DE PLOTEO: 2012/06/15

Figure 28-4 Longitudinal section showing the central part of the Villalpando vein and the divisions between Areas 1, 2 and 3.

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
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29   APPENDIX 2

Flow sheets for the Las Torres plant and the El Tajo concentrate leaching plant are shown in the successive figures.

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
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LAS TORRES PLANT FLOW CHART 2000 TPD

Coarse Ore Bins Hauling Truck
Coarse Ore Bin Hoisting
Tyler Screens
(2 items)
Fine ore bin (6 items)
Jaw Crusher
Sanvik Cone Crusher S-4000
Short Head Symons Cone
Crusher
Bank A
(6 Cells)
4 Rougher
2 Scavenger
Cyclones (2 items)
Bank B
(6 cells)
4 Rougher
2 Scavenger
Gravity Falcon
Concentrator
Primary Nordberg Ball Mill
(15 x 19.6 feet)
Flash Cell
Second
Cleaner
Cell
Primary
Cleaner
Cell
Cyclone (D-15)
Concentrate Mill
(5 x 10 feet)
Tailings Thickener Tank
Concentrate Thickener Tank
Cyclone (D-15)
Concentrate Flow
Eimco Filter
Press
Tailings Dam Cedros 3
Shipment of
concentrate to
leaching plant

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
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TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
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30   CERTIFICATE

TECHNICAL REPORT AND UPDATED RESOURCE AND RESERVE ESTIMATE FOR THE EL CUBO MINE
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CERTIFICATE OF AUTHOR

I, Donald E. Cameron, Consulting Geologist, do hereby certify that:

1. I am Sole Proprietor at the following address:

   Donald E. Cameron
   21200 E. Country Vista Drive Apt. C101
   Liberty Lake, WA 99019 U.S.A.

2. I graduated with a degree in Bachelor of Arts in Geology from University of Wisconsin, Madison in 1974. In addition, I have obtained a Masters of Science Degree in Geology in 1976 from the University of Arizona, Tucson.

3. I am Registered Member #4018521RM of the Society of Mining Engineers and Member #01434QP of the Mining and Metallurgical Society of America.

4. I have worked as a Geologist for a total of 35 years since my graduation from university. My relevant experience includes employment as exploration, mining, and project geologist for The Anaconda Company(1976 – 1986), geology consultant in exploration and mining (1986 – 1990), Chief Mine Geologist, Cannon Mine (1990 – 1995), Senior Geologist and Chief Geologist for Hecla Mining Co. (1995 – 2005), Chief Mine Geologist for Bema Gold (2005 – 2007), Director of Technical Services for Kinross Gold (2007 – 2011), and independent consulting geologist (2011 – Present), including experience in resource estimation, project and production geology, feasibility studies, databases, QA/QC and exploration.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of Sections 1 - 29 of the technical report titled "Technical Report And Updated Resource And Reserve Estimate For The El Cubo Mine,Guanajuato, Mexico", with an effective date of June 1, 2012, and dated August 30, 2012 (the "Technical Report") relating to the El Cubo mine property. I visited the El Cubo mine property on May 8, 2012, May 10 through 15, 2012, and June 7 through 16, 2012 for a total of 16 days.

7. I have not had prior involvement with property that is the subject of the Technical Report

8. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

9. I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

11. As of June 1, 2012, to the best of my knowledge, information and belief, the entire Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

12. Dated this 30 Day of August, 2012.

Donald E. Cameron

SME
Society for Mining, Metallurgy & Exploration

Donald E. Cameron
SME Registered Member No. 4018521
Signature
Date Signed 8-30-12
Expiration date 2013